Form 20-F
period 2004-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2004-06-02
CIK 820534

As filed with the Securities and Exchange Commission on June 2, 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended March 31, 2004

or

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
     $3,100,000,000 7⅝% Notes Due 2005
     $ 3,000,000,000 8⅛% Notes Due 2010
     $ 2,800,000,000 8⅝% Notes Due 2030

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

Yes           No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18

As a wholly-owned subsidiary of BT Group plc, British Telecommunications public limited company meets the conditions for a reduced disclosure format set forth in General Instruction (I)(1)(a) and (b) of Form 10-K, as applied to reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format. The Annual Report of British Telecommunications plc (the “Annual Report 2004”) is filed as Exhibit 14.1 hereto and incorporated by reference into this annual report on Form 20-F.

All references in this Form 20-F to “us”, “we” or “the Company”, are to British Telecommunications public limited company. For an Index to the Exhibits to this annual report see page 7.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report and Form 20-F for the year ended March 31, 2004 (the “BT Group plc 2004 Annual Report”) contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

3.B Capitalization and Indebtedness

Not applicable

3.C Reasons for the Offer and Use of Proceeds

Not applicable

3.D Risk Factors

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.D of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

The information set forth under the headings:

•	"Additional information for shareholders ─ Background" on pages 81 and 82; and
•	"Business review ─ Introduction" on page 2

of the Annual Report and Form 20-F for the financial year ended March 31, 2004 (the “Annual Report 2004”) contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

4.B Business Overview

The information set forth under the headings:

•	"Business review" on pages 2 to 5;
•	"Additional information for shareholders ─ Cautionary statement regarding forward-looking statements" on page 81 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

4.C Organizational Structure

The information set forth under the headings "Business review ─ Introduction" on page 2 and "Subsidiary undertakings, joint ventures and associates" on page 80 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

4.D Property, Plant and Equipment

The information set forth under the heading "Financial review – Property" on page 15 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating Results

The information set forth under the heading "Financial Review" on pages 6 to 19 and "Additional information for shareholders – Cautionary statement regarding forward-looking statements" on page 81 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

5.B Liquidity and Capital Resources

The information set forth under the headings:

•	"Financial Review" on pages 6 to 19, and especially under “Capital resources” on page 16 and "Critical accounting policies" on pages 17 and 18;

•	"Additional information for shareholders ─ Cautionary statement regarding forward-looking statements" on page 81;

•	"Notes to the financial statements ─ Loans and other borrowings" on pages 55 and 56;

•	"Notes to the financial statements ─ Financial commitments, contingent liabilities and subsequent events" on page 60; and

•	"Notes to the financial statements ─ Financial instruments and risk management" on pages 66 to 70 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

5.C Research and Development, Patents and Licenses

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.C of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

5.D Trend Information

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.D of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

5.E Off-Balance Sheet Arrangements

The information set forth under the heading "Financial review – Off balance sheet arrangements" on page 16 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

5.F Tabular Disclosure of Contractual Obligations

The information set forth under the heading "Financial review – Capital resources" on page 16 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 200 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

6.B Compensation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

6.C Board Practices

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

6.D Employees

The information set forth under the headings "Business review" on pages 2 to 5 and "Notes to the financial statements ─ People employed" on page 65 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

6.E Share Ownership

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

7.B Related Party Transactions

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.B of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

7.C Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

See Item 18 below.

In addition, the information set forth under the headings "Business review ─ Legal proceedings" on page 5 and "Additional information for shareholders ─ Dividends" on page 83 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

8.B Significant Changes

The information set forth under the headings "Financial review ─ Capital resources" on page 16 and "Notes to the financial statements ─ Financial commitments, contingent liabilities an subsequent events" on page 60 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A Offer and Listing Details

Not applicable

9.B Plan of Distribution

Not applicable

9.C Markets

Not applicable

9.D Selling Shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the Issue

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

10.A Share Capital

Not applicable

10.B Memorandum and Articles of Association

The information set forth under the heading "Additional information for shareholders ─ Background" on pages 81 and 82 and "Additional information for shareholders ─ Memorandum and Articles of Association" on pages 82 to 84 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

10.C Material Contracts

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

10.D Exchange Controls

The information set forth under the heading "Additional information for shareholders ─ Exchange controls and other limitations affecting security holders" on page 84 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

10.E Taxation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.E of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

10.F Dividends and Paying Agents

Not applicable

10.G Statement by Experts

Not applicable

10.H Documents on Display

The information set forth under the heading "Additional information for shareholders ─ Documents on display" on page 84 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

10.I Subsidiary Information

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	"Financial review ─ Treasury policy" on page 16;

•	"Financial review – Foreign currency and interest rate exposure" on pages 16 and 17; and

•	"Notes to the financial statements ─ Financial instruments and risk management" on pages 66 to 70 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the heading "Report of the directors – US Sarbanes-Oxley Act of 2002" on pages 20 and 21 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2004 Annual Report contained in the Report on Form 6-K dated June 2, 2004 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) of the Commission.

ITEM 16B.   CODE OF ETHICS

The information set forth under the heading "Report of the directors – US Sarbanes-Oxley Act of 2002" on pages 20 and 21 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading "Notes to the Financial Statements – Auditors" on page 66 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

PART III

ITEM 16.	FINANCIAL STATEMENTS

Not applicable

ITEM 17.	FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the following headings on the following pages of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated to this annual by reference to such Form 6-K.

Pages in
Heading:	Annual Report 2004

Report of the independent auditors	23
Accounting policies	24-26
Consolidated financial statements	27-70
United States generally accepted accounting principles	71-79

ITEM 18.	EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association, incorporated into this annual report by reference from the Company’s Annual Report on Form 20-F (File No. 333-12356) for the year ended March 31, 2002 dated May 31, 2002.
1.2	Articles of Association, as amended on July 4, 2003.
2.1	Indenture relating to Company's $10 billion U.S. registered debt issued on December 5, 2000 incorporated by reference to the Registration Statement of British Telecommunications plc on Form F-3 (File No. 333 – 13482) dated July 27, 2000 in which it was filed as Exhibit 4.1.
8.1	For a list of the Company’s principal subsidiary undertakings, see “Subsidiary undertakings, joint ventures and associates” on page 80 of the Annual Report 2004, filed as Exhibit 14.1.
12.1	Certification of Ben Verwaayen, Chief Executive of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Ian Livingston, Group Finance Director of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Chief Executive of BT Group plc and Ian Livingston, Group Finance Director of BT Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	The Company's responses to the requirements of Form 20-F have been incorporated into this annual report by reference from the Company's Report on Form 6-K dated June 2, 2004 which contains its Annual Report 2004. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.

The following exhibits are attached hereto:

1.2	Articles of Association, as amended on July 4, 2003.
12.1	Certification of Ben Verwaayen, Chief Executive of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Ian Livingston, Group Finance Director of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Principal Executive Officer of British Telecommunications plc and Ian Livingston, Principal Financial Officer of British Telecommunications plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	The Company's responses to the requirements of Form 20-F have been incorporated into this annual report by reference from the Company's Report on Form 6-K dated June 2, 2004 which contains its Annual Report 2004. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

British Telecommunications plc

By:	/s/ Ian Livingston

Name:	Ian Livingston
Title:	Principal Financial Officer

Date: June 2, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

British Telecommunications plc

Exhibits
to
Form 20-F for year ended March 31, 2004

As filed with the Securities and Exchange Commission on June 2, 2004

1.1	Memorandum of Association, incorporated into this annual report by reference from the Company’s Annual Report on Form 20-F (File No. 333-12356) for the year ended March 31, 2002 dated May 31, 2002.
1.2	Articles of Association, as amended on July 4, 2003.
2.1	Indenture relating to Company's $10 billion U.S. registered debt issued on December 5, 2000 incorporated by reference to the Registration Statement of British Telecommunications plc on Form F-3 (File No. 333 – 13482) dated July 27, 2000 in which it was filed as Exhibit 4.1.
8.1	For a list of the Company’s principal subsidiary undertakings, see “Subsidiary undertakings, joint ventures and associates” on page 80 of the Annual Report 2004, filed as Exhibit 14.1.
12.1	Certification of Ben Verwaayen, Chief Executive of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Ian Livingston, Group Finance Director of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Chief Executive of BT Group plc and Ian Livingston, Group Finance Director of BT Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	The Company's responses to the requirements of Form 20-F have been incorporated into this annual report by reference from the Company's Report on Form 6-K dated June 2, 2004 which contains its Annual Report 2004. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.