Form 20-F
period 2005-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2005-06-01
CIK 820534

As filed with the Securities and Exchange Commission on June 1, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended March 31, 2005

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

   $3,100,000,000 7⅝% Notes Due 2005
     $3,000,000,000 8⅛% Notes Due 2010
     $2,800,000,000 8⅝% Notes Due 2030

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

Item 17           Item 18

As a wholly-owned subsidiary of BT Group plc, British Telecommunications public limited company meets the conditions for a reduced disclosure format set forth in General Instruction (I)(1)(a) and (b) of Form 10-K, as applied to reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format. The Annual Report of British Telecommunications plc (the “Annual Report 2005”) is filed as Exhibit 15.1 hereto and incorporated by reference into this annual report on Form 20-F.

     All references in this Form 20-F to “us”, “we” or “the Company”, are to British Telecommunications public limited company. For an Index to the Exhibits to this annual report see page 7.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report and Form 20-F for the year ended March 31, 2005 (the “BT Group plc 2005 Annual Report”) contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Securities Exchange Act of 1934 (the “Exchange Act”).

3.B Capitalization and Indebtedness

     Not applicable

3.C Reasons for the Offer and Use of Proceeds

     Not applicable

3.D Risk Factors

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.D of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

     The information set forth under the headings “Business review ─ Introduction” on page 2 and “Additional information for shareholders ─ Background” on page 82 and of the Annual Report and Form 20-F for the financial year ended March 31, 2005 (the “Annual Report 2005”) contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

4.B Business Overview

     The information set forth under the headings “Business review” on pages 2 to 6 and “Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 82 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

4.C Organizational Structure

     The information set forth under the headings “Business review ─ Introduction” on page 2 and “Subsidiary undertakings, joint ventures and associates” on page 81 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

4.D Property, Plant and Equipment

     The information set forth under the heading “Business review ─ Property” on page 4 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating Results

     The information set forth under the heading “Financial Review” on pages 7 to 20 and “Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 82 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

5.B Liquidity and Capital Resources

     The information set forth under the headings:

•	“Financial Review ─ Capital Resources” on page 16;

•	“Financial Review ─ Critical accounting policies” on pages 17 and 18;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Loans and other borrowings” on pages 53 and 54;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial commitments and contingent liabilities” on page 58;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial instruments and risk management” on pages 65 to 69; and

•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 82 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

5.C Research and Development, Patents and Licenses

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.C of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

5.D Trend Information

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.D of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

5.E Off-Balance Sheet Arrangements

     The information set forth under the heading “Financial review ─ Off-balance sheet arrangements” on pages 15 and 16 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

5.F Tabular Disclosure of Contractual Obligations

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.F of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

6.B Compensation

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

6.C Board Practices

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

6.D Employees

     The information set forth under the headings “Financial review ─ Line of Business Results” on pages 10 to 13 and “Consolidated financial statements ─ Notes to the financial statements ─ People employed” on page 64 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

6.E Share Ownership

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

7.B Related Party Transactions

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.B of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

7.C Interests of Experts and Counsel

     Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

     See Item 18 below.

     In addition, the information set forth under the headings:

•	“Business review ─ Legal proceedings” on page 6;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial commitments and contingent liabilities” on page 58; and

•	“Additional information for shareholders ─ Memorandum and Articles of Association ─ Articles ─ Dividends” on page 84 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

8.B Significant Changes

     The information set forth under the heading “Financial review ─ Capital resources” on page 16 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

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

10.A Share Capital

     Not applicable

10.B Memorandum and Articles of Association

     The information set forth under the heading “Additional information for shareholders ─ Memorandum and Articles of Association” on pages 83 to 85 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

10.C Material Contracts

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

10.D Exchange Controls

     The information set forth under the heading “Additional information for shareholders ─ Exchange controls and other limitations affecting security holders” on page 85 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

10.E Taxation

     Not applicable

10.F Dividends and Paying Agents

     Not applicable

10.G Statement by Experts

     Not applicable

10.H Documents on Display

     The information set forth under the heading “Additional information for shareholders ─ Documents on display” on page 85 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

10.I Subsidiary Information

     Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth under the headings:

•	“Financial review ─ Treasury policy” on page 15;

•	“Financial review ─ Foreign currency and interest rate exposure” on page 16; and

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial instruments and risk management” on pages 65 to 69 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

     The information set forth under the heading “Report of the directors ─ US Sarbanes-Oxley Act of 2002” on page 22 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2005 Annual Report contained in the Report on Form 6-K dated June 1, 2005 by BT Group plc, which is incorporated into this annual report by reference to such Form 6-K pursuant to Rule 12b-23(a) under the Exchange Act.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The information set forth under the heading “Consolidated financial statements ─ Notes to the financial statements ─ Auditors” on page 64 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable

ITEM 18.	FINANCIAL STATEMENTS

     The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors” on page 24;

•	“Consolidated financial statements” on pages 25 to 69; and

•	“United States Generally Accepted Accounting Principles” on pages 70 to 80 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 19.	EXHIBITS

     The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association, incorporated into this annual report by reference to the Company’s Annual Report on Form 20-F (File No. 333-12356) for the year ended March 31, 2002 dated May 31, 2002.
1.2	Articles of Association, as amended on July 4, 2003, incorporated into this annual report by reference to the Company’s Annual Report and Form 20-F 2004 contained in the Company’s Report on Form 6-K dated June 2, 2004 for the year ended March 31, 2004 in which it was filed as Exhibit 1.2.
8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F.
12.1	Certification of Ben Verwaayen, Principal Executive Officer of British Telecommunications plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Hanif Lalani, Principal Financial Officer of British Telecommunications plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Principal Executive Officer of British Telecommunications plc, and Hanif Lalani, Principal Financial Officer of British Telecommunications plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	The Company’s responses to the requirements of Form 20-F have been incorporated into this annual report by reference to the Company’s Report on Form 6-K dated June 1, 2005 which contains the Company’s Annual Report and Form 20-F 2005. Pursuant to Rule 12b-23(a) under the Securities Exchange Act of 1934, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

British Telecommunications plc

By: /s/ Hanif Lalani
_________________________________
Name: Hanif Lalani
Title: Principal Financial Officer

Dated: June 1, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

British Telecommunications plc

Exhibits

to

Form 20-F for year ended March 31, 2005

As filed with the Securities and Exchange Commission on June 1, 2005

1.1	Memorandum of Association, incorporated into this annual report by reference to the Company’s Annual Report on Form 20-F (File No. 333-12356) for the year ended March 31, 2002 dated May 31, 2002.
1.2	Articles of Association, as amended on July 4, 2003, incorporated into this annual report by reference to the Company’s Annual Report and Form 20-F 2004 contained in the Company’s Report on Form 6-K dated June 2, 2004 for the year ended March 31, 2004 in which it was filed as Exhibit 1.2.
8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F.
12.1	Certification of Ben Verwaayen, Principal Executive Officer of British Telecommunications plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Hanif Lalani, Principal Financial Officer of British Telecommunications plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Principal Executive Officer of British Telecommunications plc, and Hanif Lalani, Principal Financial Officer of British Telecommunications plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	The Company’s responses to the requirements of Form 20-F have been incorporated into this annual report by reference to the Company’s Report on Form 6-K dated June 1, 2005 which contains the Company’s Annual Report and Form 20-F 2005. Pursuant to Rule 12b-23(a) under the Securities Exchange Act of 1934, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.