Form 20-F
period 2006-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2006-05-31
CIK 820534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 - F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ..................................

For the transition period from _______________ to _______________

Commission File Number: 333-12356

British Telecommunications plc
(Exact name of Registrant as specified in its charter)
Not Applicable	England and Wales
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

BT Centre
81 Newgate Street, London, EC1A 7AJ
England
(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$3,000,000,000 8 1/8% Notes Due 2010
$2,800,000,000 8 5/8% Notes Due 2030

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

8,689,755,905 Ordinary Shares, of 25p each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	Accelerated filer	Non- accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No

Not Applicable

     All references in this Form 20-F to “us”, “we” or “the Company”, are to British Telecommunications public limited company.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report and Form 20-F for the year ended March 31, 2006 (the “BT Group plc 2006 Annual Report”) dated May 31, 2006 by BT Group plc, which is incorporated into this annual report by reference.

3.B Capitalization and Indebtedness

     Not applicable

3.C Reasons for the Offer and Use of Proceeds

     Not applicable

3.D Risk Factors

     The information set forth under the heading “Business review — Principal risks and uncertainties” on page 8 of the Annual Report and Form 20-F for the financial year ended March 31, 2006 (the “Annual Report 2006”) contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

     The information set forth under the headings “Business review ─ Introduction” on page 2 and “Additional information for shareholders ─ Background” on page 104 and of the Annual Report 2006 is incorporated herein by reference.

4.B Business Overview

     The information set forth under the headings “Business review” on pages 2 to 10 and “Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 104 of the Annual Report 2006.

4.C Organizational Structure

     The information set forth under the headings “Business review ─ Introduction” on page 2 and “Subsidiary undertakings and associate” on page 103 of the Annual Report 2006 is incorporated herein by reference.

4.D Property, Plants and Equipment

     The information set forth under the heading “Business review ─ Property” on page 6 of the Annual Report 2006 is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

     None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating Results

     The information set forth under the heading “Financial Review” on pages 11 to 22 and “Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 104 of the Annual Report 2006 is incorporated herein by reference. The discussion of the 2005 financial year on pages 7 to 20 of the financial statements and supporting notes on pages 25 to 80 of the company’s Annual Report and Form 20-F 2005, dated June 1, 2005 (“the 2005 Data”) are incorporated by reference.

5.B Liquidity and Capital Resources

     The information set forth under the headings:

•	“Financial Review” on page 11;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Loans and other borrowings” on pages 53 and 54;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial commitments and contingent liabilities” on page 58;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial instruments and risk management” on pages 67 to 72; and

•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 104 of the Annual Report 2006 is incorporated herein by reference.

5.C Research and Development, Patents and Licenses

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.C of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

5.D Trend Information

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.D of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

5.E Off-Balance Sheet Arrangements

     The information set forth under the heading “Financial review ─ Off-balance sheet arrangements” on page 19 of the Annual Report 2006 is incorporated herein by reference.

5.F Tabular Disclosure of Contractual Obligations

     The information set forth under the heading “Financial Review — Capital resources” on page 20 of the Annual Report 2006 is incorporated herein by reference.

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.F of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

6.B Compensation

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

6.C Board Practices

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

6.D Employees

     The information set forth under the headings “Consolidated financial statements ─ Notes to the financial statements ─ Employees” on page 62 of the Annual Report 2006 is incorporated herein by reference.

6.E Share Ownership

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

7.B Related Party Transactions

     The information set forth under the heading “Consolidated financial statements ─ Notes to the financial statements ─ Related party transactions” on page 57 of the Annual Report 2006 is incorporated herein by reference.

7.C Interests of Experts and Counsel

     Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

     See Item 18 below.

     In addition, the information set forth under the headings:

•	“Business review ─ Legal proceedings” on page 6;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial commitments and contingent liabilities” on page 58; and

•	“Additional information for shareholders ─ Memorandum and Articles of Association ─ Articles ─ Dividends” on page 106 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

8.B Significant Changes

     The information set forth under the heading “Financial review ─ Capital resources” on page 20 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

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

10.A Share Capital

     Not applicable

10.B Memorandum and Articles of Association

     The information set forth under the heading “Additional information for shareholders ─ Memorandum and Articles of Association” on pages 105 to 107 of the Annual Report 2006 is incorporated herein by reference.

10.C Material Contracts

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

10.D Exchange Controls

     Not applicable

10.E Taxation

     Not applicable

10.F Dividends and Paying Agents

     Not applicable

10.G Statement by Experts

     Not applicable

10.H Documents on Display

     The information set forth under the heading “Additional information for shareholders ─ Documents on display” on page 107 of the Annual Report 2006 is incorporated herein by reference.

10.I Subsidiary Information

     Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth under the headings:

•	“Financial review ─ Treasury policy” on page 19;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial instruments and risk management” on pages 67 to 72 of the Annual Report 2006 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

     The information set forth under the heading “Report of the directors ─ US Sarbanes-Oxley Act of 2002” on pages 23 to 24 of the Annual Report 2006 is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

ITEM 16B.	CODE OF ETHICS

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2006 Annual Report which is incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The information set forth under the heading “Consolidated financial statements ─ Notes to the financial statements ─ Audit services” on page 66 of the Annual Report 2006 is incorporated herein by reference.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable

ITEM 18.	FINANCIAL STATEMENTS

     The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors — United States opinion” on page 26;

•	“Accounting Policies” on pages 27 to 34 except the last sentence of (i) Basis of preparation of the financial statements on page 27; and

•	“Consolidated financial statements” on pages 35 to 82

     of the Annual Report 2006 and the 2005 Data are incorporated herein by reference.

ITEM 19.	EXHIBITS

     The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 31, 2002.
1.2	Articles of Association, incorporated by reference to the Company’s Annual Report on Form 20-F 2004 contained in the Company’s Report on Form 6-K dated June 2, 2004 in which it was filed as Exhibit 1.2.
8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F.
12.1	Section 302 Certification of Principal Executive Officer.
12.2	Section 302 Certification of Principal Financial Officer.
13.1	Section 906 Certifications.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

British Telecommunications plc

By: /s/ Hanif Lalani
_________________________________
Name: Hanif Lalani
Title: Principal Financial Officer

Dated: May 31, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

British Telecommunications plc

Exhibits

to

Form 20-F for year ended March 31, 2006

As filed with the Securities and Exchange Commission on May 31, 2006

1.1	Memorandum of Association, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 31, 2002.
1.2	Articles of Association, incorporated by reference to the Company’s Annual Report on Form 20-F 2004 contained in the Company’s Report on Form 6-K dated June 2, 2004 in which it was filed as Exhibit 1.2.
8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F.
12.1	Section 302 Certification of Principal Executive Officer.
12.2	Section 302 Certification of Principal Financial Officer.
13.1	Section 906 Certifications.