Form 20-F
period 2007-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2007-05-30
CIK 820534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 - F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2007
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ......................................

For the transition period from _______________ to _______________

Commission File Number: 2-94004

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large		Non-
accelerated	Accelerated filer	accelerated filer
filer

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

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

3.A Selected Financial Data

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report and Form 20-F for the year ended March 31, 2007 (the “BT Group plc 2007 Annual Report”) dated May 30, 2007 by BT Group plc, which is incorporated into this annual report by reference.

3.B Capitalization and Indebtedness

     Not applicable

3.C Reasons for the Offer and Use of Proceeds

     Not applicable

3.D Risk Factors

     The information set forth under the heading “Business review — Group risk factors” on page 9 of the British Telecommunications plc Annual Report and Form 20-F for the financial year ended March 31, 2007 (the “Annual Report 2007”) contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

     The information set forth under the headings “Business review — Introduction” on page 2 and “Additional information for shareholders — Background” on page 106 and of the Annual Report 2007 is incorporated herein by reference.

4.B Business Overview

     The information set forth under the headings “Business review” on page 2 and “Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 106 of the Annual Report 2007 is incorporated herein by reference.

4.C Organizational Structure

     The information set forth under the headings “Business review — Introduction” on page 2 and “Subsidiary undertakings and associate” on page 105 of the Annual Report 2007 is incorporated herein by reference.

4.D Property, Plants and Equipment

     The information set forth under the heading “Business review — Property” on page 8 of the Annual Report 2007 is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

     As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2007.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating Results

     The information set forth under the headings:

•	“Financial Review” on page 11;

•	“Consolidated financial statements – Accounting policies” on page 29 (except the last paragraph of (i) Basis of preparation of the financial statements on page 29); and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 106 of the Annual Report 2007 is incorporated herein by reference.

5.B Liquidity and Capital Resources

      The information set forth under the headings:

•	“Group risk factors” on page 9;

•	“Financial Review” on page 11;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 54;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 59;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 72; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 106 of the Annual Report 2007 is incorporated herein by reference.

5.C Research and Development, Patents and Licenses

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.C of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

5.D Trend Information

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 5.D of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

5.E Off-Balance Sheet Arrangements

     The information set forth under the heading “Financial review — Off-balance sheet arrangements” on page 21 of the Annual Report 2007 is incorporated herein by reference.

5.F Tabular Disclosure of Contractual Obligations

     The information set forth under the heading “Financial Review — Capital resources” on page 21 of the Annual Report 2007 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

6.B Compensation

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

6.C Board Practices

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

6.D Employees

     The information set forth under the headings “Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 67 of the Annual Report 2007 is incorporated herein by reference.

6.E Share Ownership

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

7.B Related Party Transactions

     The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 59 of the Annual Report 2007 is incorporated herein by reference.

7.C Interests of Experts and Counsel

      Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

      See Item 18 below.

      In addition, the information set forth under the headings:

•	“Business review — Legal proceedings” on page 6;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 59; and

•	“Additional information for shareholders — Memorandum and Articles of Association — Articles — Dividends” on page 108 of the Annual Report 2007 is incorporated herein by reference.

8.B Significant Changes

     The information set forth under the heading “Financial review — Capital resources” on page 21 of the Annual Report 2007 is incorporated herein by reference.

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

10.A Share Capital

      Not applicable

10.B Memorandum and Articles of Association

     The information set forth under the heading “Additional information for shareholders — Memorandum and Articles of Association” on page 107 of the Annual Report 2007 is incorporated herein by reference.

10.C Material Contracts

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

10.D Exchange Controls

     The information set forth under the heading “Additional information for shareholders — Limitations affecting security holders” on page 109 of the Annual Report 2007 is incorporated herein by reference.

10.E Taxation

      Not applicable

10.F Dividends and Paying Agents

      Not applicable

10.G Statement by Experts

      Not applicable

10.H Documents on Display

     The information set forth under the heading “Additional information for shareholders — Documents on display” on page 109 of the Annual Report 2007 is incorporated herein by reference.

10.I Subsidiary Information

     Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth under the headings:

•	“Financial review —Treasury policy” on page 21;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 72 of the Annual Report 2007 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

     The information set forth under the heading “Report of the directors — US Sarbanes-Oxley Act of 2002” on page 25 of the Annual Report 2007 is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

ITEM 16B.	CODE OF ETHICS

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2007 Annual Report which is incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non audit services” on page 71 of the Annual Report 2007 is incorporated herein by reference.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable

ITEM 18.	FINANCIAL STATEMENTS

     The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors – United States opinion” on page 28;

•	“Accounting Policies” on page 29 (except the last paragraph of (i) Basis of preparation of the financial statements on page 29);

•	“Consolidated financial statements” on pages 37 to 86; and

•	“Subsidiary undertakings and associate ” on page 105

     of the Annual Report 2007 is incorporated herein by reference.

ITEM 19.	EXHIBITS

     The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 31, 2002.
1.2	Articles of Association, incorporated by reference to the Company’s Annual Report on Form 20-F 2004 contained in the Company’s Report on Form 6-K dated June 2, 2004 in which it was filed as Exhibit 1.2.
8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F.
12.1	Section 302 Certification of Principal Executive Officer.
12.2	Section 302 Certification of Principal Financial Officer.
13.1	Section 906 Certifications.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

British Telecommunications plc

By: /s/ Hanif Lalani

Name: Hanif Lalani
Title: Principal Financial Officer

Dated: May 30, 2007