Form 20-F
period 2009-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2009-05-27
CIK 820534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 - F

  (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ......................................

For the transition period from ____________ to ____________
Commission File Number: 2-94004

British Telecommunications plc
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)	England and Wales (Jurisdiction of incorporation or organization)

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
$1,100,000,000 5.95% Senior Notes Due 2018
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
8,689,755,905 Ordinary Shares, of 25p each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒      No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☒
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
Yes ☒      No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☒
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
3.A Selected financial data
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report and Form 20-F for the year ended March 31, 2009 (the “BT Group plc 2009 Annual Report”) dated May 27, 2009 by BT Group plc, which is incorporated into this annual report by reference.
3.B Capitalization and indebtedness
     Not applicable
3.C Reasons for the offer and use of proceeds
     Not applicable
3.D Risk factors
     The information set forth under the heading “Business review — Principal risks and uncertainties” on page 11 of the British Telecommunications plc Annual Report and Form 20-F for the financial year ended March 31, 2009 included as Exhibit 15.2 to this Form 20-F (the “Annual Report 2009”) is incorporated herein by reference.
ITEM 4. INFORMATION ON THE COMPANY
4.A History and development of the company
The information set forth under the headings:

• “Business review — Introduction” on page 2;

• “Business review — How we are structured” on page 3;

• “Financial review — Balance sheet — Capital expenditure“ on page 19;

• “Financial review — Balance sheet — Acquisitions” on page 19; and

• “Additional information for shareholders — Background” on page 99 of the Annual Report 2009 is incorporated herein by reference.
4.B Business overview
The information set forth under the headings:

• “Business review” on page 2;

• “Financial Review — Line of business results” on page 14; and

• “Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 99 of the Annual Report 2009 is incorporated herein by reference.
4.C Organizational structure
     The information set forth under the headings “Business review — Introduction” on page 2 and “Subsidiary undertakings and associate” on page 98 of the Annual Report 2009 is incorporated herein by reference.
4.D Property, plants and equipment
     The information set forth under the heading “Business review — Our property portfolio” on page 11 of the Annual Report 2009 is incorporated herein by reference.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2009.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating results
     The information set forth under the headings:
•	“Financial review” on page 13;

•	“Consolidated financial statements — Accounting policies” on page 30 (except the last paragraph of (i) Basis of preparation of the financial statements on page 30); and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 99 of the Annual Report 2009 is incorporated herein by reference.
5.B Liquidity and Capital Resources
     The information set forth under the headings:
•	“Financial review” on page 13;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 57;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 62;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 74; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 99 of the Annual Report 2009 is incorporated herein by reference.
5.C Research and development, patents and licenses
     The information set forth under the heading “Business review — Our global research and development capabilities” on page 8 of the Annual Report 2009 is incorporated herein by reference.
5.D Trend information
     The information set forth under the headings “Financial review” on page 13 and “Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 99 of the Annual Report 2009 is incorporated herein by reference.
5.E Off-balance sheet arrangements
     The information set forth under the heading “Financial review — Capital management — Off-balance sheet arrangements” on page 21 of the Annual Report 2009 is incorporated herein by reference.
5.F Tabular disclosure of contractual obligations
     The information set forth under the heading “Financial review — Capital management — Capital resources” on page 20 of the Annual Report 2009 is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and senior management
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2009 Annual Report which is incorporated into this annual report by reference.
6.B Compensation
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2009 Annual Report which is incorporated into this annual report by reference.
6.C Board practices
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2009 Annual Report which is incorporated into this annual report by reference.
6.D Employees
     The information set forth under the headings “Business review — Our resources — Our people” on page 7 and “Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 70 of the Annual Report 2009 is incorporated herein by reference.
6.E Share ownership

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2009 Annual Report which is incorporated into this annual report by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major shareholders
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2009 Annual Report which is incorporated into this annual report by reference.
7.B Related party transactions
     The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 62 of the Annual Report 2009 is incorporated herein by reference.
7.C Interests of experts and counsel
     Not applicable
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated statements and other financial information
See Item 18 below.

In addition, the information set forth under the headings:

•	“Business review — Legal proceedings” on page 11;

•	“Financial review — Other group items — Dividends” on page 18;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 62; and

•	“Additional information for shareholders — Memorandum and Articles of Association — Articles — Dividends” on page 102 of the Annual Report 2009 is incorporated herein by reference.
8.B Significant changes
     The information set forth under the heading “Financial review — Capital management — Capital resources” on page 20 of the Annual Report 2009 is incorporated herein by reference.
ITEM 9. THE OFFER AND LISTING
9.A Offer and listing details
     Not applicable
9.B Plan of distribution
     Not applicable
9.C Markets
     Not applicable
9.D Selling shareholders
     Not applicable
9.E Dilution
     Not applicable
9.F Expenses of the issue
     Not applicable
ITEM 10. ADDITIONAL INFORMATION
10.A Share capital

     Not applicable
10.B Memorandum and Articles of Association
     The information set forth under the heading “Additional information for shareholders — Memorandum and Articles of Association” on page 102 of the Annual Report 2009 is incorporated herein by reference.
10.C Material contracts
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2009 Annual Report which is incorporated into this annual report by reference.
10.D Exchange controls
     The information set forth under the heading “Additional information for shareholders — Limitations affecting security holders” on page 103 of the Annual Report 2009 is incorporated herein by reference.
10.E Taxation
     Not applicable
10.F Dividends and paying agents
     Not applicable
10.G Statement by experts
     Not applicable
10.H Documents on display
     The information set forth under the heading “Additional information for shareholders — Documents on display” on page 103 of the Annual Report 2009 is incorporated herein by reference.
10.I Subsidiary information
     Not applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The information set forth under the headings:
•	“Financial review — Financial risk management” on page 21;

•	“Consolidated financial statements — Accounting policies — Financial instruments” an page 33; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 74 of the Annual Report 2009 is incorporated herein by reference.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable
ITEM 15. CONTROLS AND PROCEDURES
     The information set forth under the heading “Statutory information — US Sarbanes-Oxley Act of 2002” on page 26 of the Annual Report 2009 is incorporated herein by reference.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2009 Annual Report which is incorporated into this annual report by reference.
ITEM 16B. CODE OF ETHICS

     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2009 Annual Report which is incorporated into this annual report by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 74 of the Annual Report 2009 is incorporated herein by reference.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable
ITEM 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable
ITEM 16.G CORPORATE GOVERNANCE
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16G of the BT Group plc 2009 Annual Report which is incorporated into this annual report by reference.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable
ITEM 18. FINANCIAL STATEMENTS
     The financial information concerning the Company set forth under the headings:
•	“Report of the independent auditors — Consolidated financial statements” on page 28;

•	“Consolidated financial statements — Accounting Policies” on page 30 (except the last paragraph of (i) Basis of preparation of the financial statements on page 30); and

•	“Consolidated financial statements — Notes to the consolidated financial statements” on pages 42 to 80 of the Annual Report 2009 is incorporated herein by reference.
ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report:
     1.1   Memorandum of Association, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 31, 2002
     1.2   Articles of Association, incorporated by reference to the Company’s Annual Report on Form 20-F 2004 contained in the Company’s Report on Form 6-K dated June 2, 2004 in which it was filed as Exhibit 1.2
     8.1   Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F
     12.1 Section 302 Certification of Principal Executive Officer
     12.2 Section 302 Certification of Principal Financial Officer
     13.1 Section 906 Certifications
     15.1 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm and auditors of British Telecommunications plc
     15.2* Annual Report and Form 20-F 2009.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH TELECOMMUNICATIONS plc

	By:	/s/ Tony Chanmugam

Name: Tony Chanmugam
Title: Principal Financial Officer

Date: May 27, 2009