Form 20-F
period 2010-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2010-05-26
CIK 820534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 - F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2010
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
Not applicable Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting
U.S. GAAP ☐	Standards	Other ☐
as issued by the International
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
Yes ☐ No ☐
Not Applicable

All references in this Form 20-F to “us”, “we” or “the Company”, are to British Telecommunications plc.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
3.A Selected financial data
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report & Form 20-F for the year ended March 31, 2010 (the “BT Group plc 2010 Annual Report”) dated May 12, 2010 by BT Group plc, which is incorporated into this annual report by reference.
3.B Capitalization and indebtedness
     Not applicable
3.C Reasons for the offer and use of proceeds
     Not applicable
3.D Risk factors
     The information set forth under the heading “Business review — Our risks” on page 13 of the British Telecommunications plc Annual Report & Form 20-F for the financial year ended March 31, 2010 included as Exhibit 15.2 to this Form 20-F (the “Annual Report 2010”) is incorporated herein by reference.
ITEM 4. INFORMATION ON THE COMPANY
4.A History and development of the company
     The information set forth under the headings:
•	“Business review — Our business — Who we are” on page 2;

•	“Business review — Our business — What we do” on page 2;

•	“Business review — Our business — How we are structured” on page 5;

•	“Financial review — Liquidity — Capital expenditure” on page 23; and

•	“Financial review — Liquidity — Acquisitions and disposals” on page 24

•	“Additional information for shareholders — Background” on page 104;
     of the Annual Report 2010 is incorporated herein by reference.

4.B Business overview
     The information set forth under the headings:
•	“Business review — Our business” on page 2;

•	“Business review — Our resources” on page 5;

•	“Business review — Our performance by line of business” on page 7;

•	“Business review — Our corporate responsibility” on page 12; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 104 of the Annual Report 2010 is incorporated herein by reference.
4.C Organizational structure
     The information set forth under the headings:
•	“Business review — Our business — How we are structured” on page 5; and

•	“Subsidiary undertakings and associate” on page 103
     of the Annual Report 2010 is incorporated herein by reference.
4.D Property, plants and equipment
     The information set forth under the headings:
•	“Business review — Our resources — Property portfolio” on page 7; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 57 of the Annual Report 2010 is incorporated herein by reference.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2010.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating results
     The information set forth under the headings:
•	“Business review — Our performance by line of business” on page 7;

•	“Financial review” on page 17;

•	“Consolidated financial statements — Accounting policies” on page 33; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 104 of the Annual Report 2010 is incorporated herein by reference.
5.B Liquidity and Capital Resources
     The information set forth under the headings:
•	“Financial review” on page 17;

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 104

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 61;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 66; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 77 of the Annual Report 2010 is incorporated herein by reference.
5.C Research and development, patents and licenses
     The information set forth under the heading “Business review — Our resources — Global research capability” on page 6 of the Annual Report 2010 is incorporated herein by reference.
5.D Trend information
     The information set forth under the headings:
•	“Financial review” on page 17; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 104 of the Annual Report 2010 is incorporated herein by reference.
5.E Off-balance sheet arrangements
     The information set forth under the heading “Financial review — Funding and capital management — Off-balance sheet arrangements” on page 25 of the Annual Report 2009 is incorporated herein by reference.
5.F Tabular disclosure of contractual obligations
     The information set forth under the heading “Financial review — Funding and capital management — Contractual obligations and commitments” on page 25 of the Annual Report 2010 is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and senior management
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2010 Annual Report which is incorporated into this annual report by reference.

6.B Compensation
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2010 Annual Report which is incorporated into this annual report by reference.
6.C Board practices
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2010 Annual Report which is incorporated into this annual report by reference.
6.D Employees
     The information set forth under the headings:
•	“Business review — Our resources — People” on page 5; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 50 of the Annual Report 2010 is incorporated herein by reference.
6.E Share ownership
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2010 Annual Report which is incorporated into this annual report by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major shareholders
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2010 Annual Report which is incorporated into this annual report by reference.
7.B Related party transactions
     The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 65 of the Annual Report 2010 is incorporated herein by reference.
7.C Interests of experts and counsel
     Not applicable
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated statements and other financial information
See Item 18 below.
In addition, the information set forth under the headings:
•	“Business review — Other information — Legal proceedings” on page 16;

•	“Financial review — Liquidity — Dividends” on page 24;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 66; and

•	“Additional information for shareholders — Memorandum and articles of Association - Articles — Dividends” on page 107 of the Annual Report 2010 is incorporated herein by reference.
8.B Significant changes
     The information set forth under the heading “Financial review — Funding and capital management — Going concern” on page 25 of the Annual Report 2010 is incorporated herein by reference.
ITEM 9. THE OFFER AND LISTING
9.A Offer and listing details
     Not applicable
9.B Plan of distribution
     Not applicable
9.C Markets
     Not applicable
9.D Selling shareholders

     Not applicable
9.E Dilution
     Not applicable
9.F Expenses of the issue
     Not applicable
ITEM 10. ADDITIONAL INFORMATION
10.A Share capital
     Not applicable
10.B Memorandum and Articles of Association
     The information set forth under the heading “Additional information for shareholders — Memorandum and Articles of Association” on page 107 of the Annual Report 2010 is incorporated herein by reference.
10.C Material contracts
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2010 Annual Report which is incorporated into this annual report by reference.
10.D Exchange controls
     The information set forth under the heading “Additional information for shareholders — Limitations affecting security holders” on page 108 of the Annual Report 2010 is incorporated herein by reference.
10.E Taxation
     Not applicable
10.F Dividends and paying agents
     Not applicable
10.G Statement by experts
     Not applicable
10.H Documents on display
     The information set forth under the heading “Additional information for shareholders — Documents on display” on page 108 of the Annual Report 2010 is incorporated herein by reference.
10.I Subsidiary information
     Not applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The information set forth under the headings:

•	“Consolidated financial statements — Accounting policies — Financial instruments” on page 37; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 77 of the Annual Report 2010 is incorporated herein by reference.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable
ITEM 15. CONTROLS AND PROCEDURES
     The information set forth under the headings:
•	“Statutory information — US Sarbanes-Oxley Act of 2002” on page 28;

•	“Statutory information — US Sarbanes-Oxley Act of 2002 — Disclosure controls and procedures” on page 28; and

•	“Statutory information — US Sarbanes-Oxley Act of 2002 — Internal control over financial reporting” on page 28 of the Annual Report 2010 is incorporated herein by reference.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2010 Annual Report which is incorporated into this annual report by reference.
ITEM 16B. CODE OF ETHICS
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2010 Annual Report which is incorporated into this annual report by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 77 of the Annual Report 2010 is incorporated herein by reference.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable
ITEM 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable

ITEM 16.G CORPORATE GOVERNANCE
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16G of the BT Group plc 2010 Annual Report which is incorporated into this annual report by reference.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable
ITEM 18. FINANCIAL STATEMENTS
     The financial information concerning the Company set forth under the headings:
•	“Report of the independent auditors — Consolidated financial statements” on page 31;

•	“United States opinion” on page 32;

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 47; and

•	“Consolidated financial statements — Accounting Policies” on page 33 of the Annual Report 2010 is incorporated herein by reference.
ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report:
1.1	Memorandum of Association, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 31, 2002

1.2	Articles of Association, incorporated by reference to the Company’s Annual Report on Form 20-F 2004 contained in the Company’s Report on Form 6-K dated June 2, 2004 in which it was filed as Exhibit 1.2

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F
12.1	Section 302 Certification of Principal Executive Officer
12.2	Section 302 Certification of Principal Financial Officer
13.1	Section 906 Certifications
15.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm and auditors of British Telecommunications plc
15.2*	Annual Report & Form 20-F 2010.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report & Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH TELECOMMUNICATIONS plc
By:	/s/ Tony Chanmugam
Name:	Tony Chanmugam
Title:	Principal Financial Officer

Date: May 26, 2010