Form 20-F
period 2011-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2011-05-27
CIK 820534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20 - F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2011
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
3.A Selected financial data
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report & Form 20-F for the year ended March 31, 2011 (the “BT Group plc 2011 Annual Report”) dated May 11, 2011, which is incorporated into this annual report by reference.
3.B Capitalization and indebtedness
     Not applicable
3.C Reasons for the offer and use of proceeds
     Not applicable
3.D Risk factors
     In common with all businesses, BT is affected by a number of risks and uncertainties, some of which are not within our control. Many of our risks are similar to those of comparable companies in terms of scale and operation. Economic uncertainty remains a major challenge to businesses globally and we remain conscious of those risks in all our business undertakings. Compliance in a global environment and supply chain are now recognised as principal risks along with those risks reported on last year which were: security and resilience; major contracts; pensions; growth in a competitive market; and communications industry regulation.
This section highlights some of those particular risks and uncertainties affecting our business but it is not intended to be an extensive analysis of all risk and uncertainty affecting our business. These risks have the potential to impact our business, revenues, profits, assets, liquidity and capital resources adversely. Our processes are designed to give reasonable, but cannot give absolute, assurance that the risks significant to the group are identified and addressed. There may be risks which are unknown or which are presently judged not to be significant but later prove to be significant. The principal risks and uncertainties should be considered in conjunction with the forward-looking statements for, and the cautionary statement regarding forward-looking statements on page 109 of, the British Telecommunications plc Annual Report & Form 20-F for the financial year ended March 31, 2011 included as Exhibit 15.2 to this Form 20-F (the “Annual Report 2011”).
Security and resilience
BT is dependent on the secure operation and resilience of its information systems, networks and data. The scale of our business and global nature of our operations means we are required to manage significant volumes of personal and commercially sensitive information.
BT stores and transmits data for its own purposes and on behalf of customers, all of which needs to be safeguarded from potential exposure, loss or corruption, and therefore receives a high level of management attention and security measures.
Certain of our customers require specific, highly sophisticated security provisioning which we are contractually obliged to meet and through our continuing success in meeting those requirements we are able to differentiate our offerings from those of our competitors.

Impact
Failure or interruption of data transfer could have a significant adverse effect on the business. A breach of our security and/or resilience affecting BT’s own operations or those of our customers could lead to an extended interruption to network services and even national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue and reduced cash resources. Additional reputational damage and financial loss may arise from a breach involving a legal failing such as breaching data protection requirements.
Major contracts
We have a number of complex and high value contracts with certain customers. The profitability of, and revenue arising from, these contracts is subject to a number of factors including: variation in cost and achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in delivery or achieving agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; the performance of our suppliers; and other factors. Any of these factors could make a contract less profitable or even loss making.
The degree of risk varies generally in proportion to the scope and life of the contract and is typically higher in the early transitional and transformational stages of the contract. Some customer contracts require significant investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be adversely impacted by delays or failure to meet milestones.
Substantial performance risk exists in these contracts, and some or all elements of performance depend upon successful completion of the transition, development, transformation and deployment phases.
Impact
Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses may lead to a reduction in our expected future revenue, profitability and cash generation. We may lose significant revenues due to the merger or acquisition of customers, changes to customer strategy, business failure or contract termination. Failure to replace the revenue and earnings thereby lost from such customers will lead to reduction in revenue, profitability and cash flow.
Pensions
We have a significant funding obligation to a defined benefit pension scheme. Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s main defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources. The triennial funding valuation of the BTPS at 31 December 2008 and associated recovery plan was agreed with the BTPS Trustee in February 2010. Under this prudent funding valuation basis the deficit was £9bn and a 17-year recovery plan was agreed. Details of the valuation assumptions and recovery plan are set out in note 23 to the financial statements.
The valuation and the recovery plan are under review by the Pensions Regulator whose initial view was that they had substantial concerns with certain features of the agreement. Their review is now on hold and is not expected to recommence until the outcome of the final Court decision, including any potential appeals, is known on the Crown Guarantee. Accordingly, as matters stand, it is uncertain as to when they will conclude their review. This uncertainty is outside of our control. However, we do not expect this to be before the completion of the next triennial funding valuation as at 31 December 2011. As is usual, BT and the Trustee will engage with the Pensions Regulator regarding the 2011 valuation.

Impact
An increase in the pension deficit and associated funding requirements would have a direct adverse impact on the future cash resources of the group. Indirectly it may also have an adverse impact on the group’s share price and credit rating. A deterioration in the credit rating would increase the group’s cost of borrowing and may limit the availability or flexibility of future funding thereby affecting the ability of the business to invest, pay dividends or repay debt as it matures.
Growth in a competitive market
We operate in markets which are characterised by high levels of competition including: regulatory intervention on promoting competition; declining prices; technology substitution; market and service convergence; customer churn; declining rates of market growth; and emerging competitors with non replicable sources of competitive advantage.
A significant proportion of our revenue and profit are generated in the UK telecommunications markets which are experiencing limited growth in revenue terms and in many cases are highly competitive.
Revenue from our fixed line calls and lines services to consumers and businesses have historically been in decline. Our ability to deliver profitable revenue growth depends on delivering on our strategic priorities.
Impact
Failure to achieve profitable revenue growth through our strategic priorities may lead to a continued decline in revenue, erosion of our competitive position and might also lead to a reduction in future profitability, cash flow and to a diminution in shareholder value.
Communications industry regulation
Some of our activities continue to be subjected to significant price and other regulatory controls which may affect our market share, competitive position, future profitability and cash resources. Many of our wholesale fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we can charge for many of our services and the extent to which we have to provide services to other CPs. In recent years the effect of these controls has required us to reduce our prices, although in some recent cases, prices have been allowed to increase in real terms.
Regulatory authorities may increase the severity of the price controls, extend the services to which controls apply or extend the services which we provide to other communications providers (CPs). These controls may adversely affect our market share, our ability to compete and our future profitability and cash resources. Wholesale customers may also raise disputes with Ofcom, seeking lower prices on wholesale services which are not subject to direct price control.
Impact
In recent years, changes in price controls have required us to reduce our prices and in some instances to make payments in respect of retrospective price adjustments. Additional or more substantial regulatory price reductions could constrain our revenue growth.
Regulatory actions may also indirectly affect us. For example, Ofcom has reduced the mobile termination rates that mobile network operators can charge to terminate calls on their network. There will be a stepped reduction in prices over four years starting from April 2011. This regulatory action will have a significant impact on future transit revenues in the UK and Europe.
We may be required to provide new services to wholesale customers on a non-discriminatory basis, increasing our costs and increasing retail competition. Disputes may result either in reduced revenue or increased costs going forward. We may also be required to make retrospective payments to CPs if it is ruled that past charging mechanisms we have applied have overcharged CPs. Appeals may change Ofcom’s decisions, which had originally been concluded in our favour.

Compliance in a global environment
Some of the countries where we operate have increased their enforcement of local laws and therefore the potential impact of failing to comply with local and international legislative requirements has increased significantly. Legislation is increasingly multi jurisdictional and the potential penalties, including fines, that have been levied against a number of organisations have grown in frequency and value.
Legal compliance obligations include antitrust and anticorruption legislation, competition law, data privacy, trade sanctions, import and export controls, taxation and telecommunications regulatory requirements. The UK Bribery Act which comes into effect in July 2011 with increased penalties for non-compliant businesses introduces the offence of failing to prevent bribery. With the breadth of BT’s operations and complex commercial relationships we must ensure that we and our business partners are compliant as a continuing priority.
Impact
Failure to comply with legal requirements can have a significant impact and lead to a loss of reputation and damage to our brand with investors, regulators and customers. Non-compliance with legislation, including requirements to maintain adequate systems and controls, may also lead to prosecution, penalties and in some cases could lead to litigation and loss of revenues and loss of profits.
Failure by our employees, suppliers or agents to comply with anti-bribery and corruption legislation (including the US Foreign Corrupt Practices Act and the UK Bribery Act), or any failure in our policies and procedures to monitor and prevent non-compliance, anywhere in the world, could result in substantial penalties, criminal prosecution and significant damage to our reputation.
Supply chain
We are dependent upon our supply chain for the delivery of goods and services on time, to cost and specification. A number of factors, including the continuing economic uncertainty have contributed to a heightening of the risk of this reliance. Failure of any of our critical suppliers to meet agreed deliverables could adversely impact our customer service, product launch, business critical systems updates, revenues or cost efficiency.
BT is committed to ensuring that all dealings with suppliers, from selection and consultation, to contracting and payment are conducted in accordance with our trading and ethical policies.
Our supply chain is truly global and we aim to harness the capability, diversity and innovation of our supply market to add value to our business and customers. Many suppliers are being impacted by the economic downturn and the challenges of globalisation. This is introducing further risk in our supply chain which includes, but is not limited to: increase in supplier insolvency; lack of supplier resilience following a disaster; corporate social responsibility risks in our extended supply chain; and security risks relating to data protection.
Impact
Our suppliers could be adversely affected by economic conditions which in turn could impact their ability to meet their obligations to us or, in the extreme, cause them to fail. If we are unable to contract with an alternative supplier our customer commitments could also be compromised leading to contractual breach, loss of revenue, penalties or increased costs.
A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

ITEM 4. INFORMATION ON THE COMPANY
4.A History and development of the company
     The information set forth under the headings:
•	“Business review — Our business and strategy— Who we are” on page 2;

•	“Business review — Our business and strategy — What we do” on page 2;

•	“Business review — Our lines of business” on page 10;

•	“Additional information for shareholders — Background” on page 109;

•	“Financial review — Liquidity — Net capital expenditure” on page 21;

•	“Financial review — Liquidity — Acquisitions and disposals” on page 22;
•	“Financial review — Financial position and resources — Capital expenditure” on page 24; and

•	“Financial review — Financial position and resources — Acquisitions and disposals” on page 25 of the Annual Report 2011 is incorporated herein by reference.
4.B Business overview
     The information set forth under the headings:
•	“Business review — Our business and strategy” on page 2;

•	“Business review — Our resources” on page 8;

•	“Business review — Our lines of business” on page 10;

•	“Business review — Our corporate responsibility” on page 15; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 109 of the Annual Report 2011 is incorporated herein by reference.
4.C Organizational structure
     The information set forth under the headings:
•	“Business review — Our lines of business” on page 10; and

•	“Subsidiary undertakings and associate” on page 108
     of the Annual Report 2011 is incorporated herein by reference.
4.D Property, plants and equipment
     The information set forth under the headings:
•	“Business review — Our resources — Property portfolio” on page 10;

•	“Financial review — Financial position and resources — Balance sheet items — Property, plant and equipment and software” on page 24; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 63 of the Annual Report 2011 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS
     As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2011.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating results
     The information set forth under the headings:
•	“Business review — Our lines of business” on page 10;

•	“Financial review” on page 19;

•	“Consolidated financial statements — Accounting policies” on page 33; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 109 of the Annual Report 2011 is incorporated herein by reference.
5.B Liquidity and Capital Resources
     The information set forth under the headings:
•	“Financial review” on page 19;

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 109;

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 47;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 68;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 80; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 89 of the Annual Report 2011 is incorporated herein by reference.
5.C Research and development, patents and licenses
     The information set forth under the heading “Business review — Our resources — Global research capability” on page 9 of the Annual Report 2011 is incorporated herein by reference.
5.D Trend information
     The information set forth under the headings:
•	“Financial review” on page 19; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 109 of the Annual Report 2011 is incorporated herein by reference.
5.E Off-balance sheet arrangements
     The information set forth under the heading “Financial review — Funding and capital management — Off-balance sheet arrangements” on page 23 of the Annual Report 2011 is incorporated herein by reference.
5.F Tabular disclosure of contractual obligations
     The information set forth under the heading “Financial review — Funding and capital management — Contractual obligations and commitments” on page 23 of the Annual Report 2011 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and senior management
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2011 Annual Report which is incorporated into this annual report by reference.
6.B Compensation
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2011 Annual Report which is incorporated into this annual report by reference.
6.C Board practices
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2011 Annual Report which is incorporated into this annual report by reference.
6.D Employees
     The information set forth under the headings:
•	“Business review — Our resources — People” on page 8; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 51 of the Annual Report 2011 is incorporated herein by reference.
6.E Share ownership
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2011 Annual Report which is incorporated into this annual report by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major shareholders
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2011 Annual Report which is incorporated into this annual report by reference.
7.B Related party transactions
     The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 52 of the Annual Report 2011 is incorporated herein by reference.
7.C Interests of experts and counsel
     Not applicable
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated statements and other financial information
     See Item 18 below.
     In addition, the information set forth under the headings:
•	“Financial review — Financial position and resources — Legal proceedings” on page 25;

•	“Financial review — Liquidity — Dividends” on page 22;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 89; and

•	“Additional information for shareholders — Articles — Dividends” on page 112 of the Annual Report 2011 is incorporated herein by reference.
8.B Significant changes
     The information set forth under the heading “Financial review — Funding and capital management — Going concern” on page 24 of the Annual Report 2011 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING
9.A Offer and listing details
     Not applicable
9.B Plan of distribution
     Not applicable
9.C Markets
     Not applicable
9.D Selling shareholders
     Not applicable
9.E Dilution
     Not applicable
9.F Expenses of the issue
     Not applicable
ITEM 10. ADDITIONAL INFORMATION
10.A Share capital
     Not applicable
10.B Memorandum and Articles of Association
     The information set forth under the heading “Additional information for shareholders — Articles of Association” on page 112 of the Annual Report 2011 is incorporated herein by reference.
10.C Material contracts
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2011 Annual Report which is incorporated into this annual report by reference.
10.D Exchange controls
     The information set forth under the heading “Additional information for shareholders — Limitations affecting security holders” on page 113 of the Annual Report 2011 is incorporated herein by reference.
10.E Taxation
     Not applicable
10.F Dividends and paying agents
     Not applicable
10.G Statement by experts
     Not applicable
10.H Documents on display
     The information set forth under the heading “Additional information for shareholders — Documents on display” on page 113 of the Annual Report 2011 is incorporated herein by reference.
10.I Subsidiary information
     Not applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The information set forth under the headings:
•	“Consolidated financial statements — Accounting policies — Financial instruments” on page 37; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 80 of the Annual Report 2011 is incorporated herein by reference.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable
ITEM 15. CONTROLS AND PROCEDURES
     The information set forth under the headings:
•	“Statutory information — US Sarbanes-Oxley Act of 2002” on page 28;

•	“Statutory information — US Sarbanes-Oxley Act of 2002 — Disclosure controls and procedures” on page 28; and

•	“Statutory information — US Sarbanes-Oxley Act of 2002 — Internal control over financial reporting” on page 29 of the Annual Report 2011 is incorporated herein by reference.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2011 Annual Report which is incorporated into this annual report by reference.
ITEM 16B. CODE OF ETHICS
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2011 Annual Report which is incorporated into this annual report by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
16.C(a) Audit Fees
     The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 56 of the Annual Report 2011 is incorporated herein by reference.
16.C(b) Audit-Related Fees
     The information set forth in the table under the heading “Non-audit services — The audit of the company’s subsidiaries pursuant to legislation” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 56 of the Annual Report 2011 is incorporated herein by reference.
16.C(c) Tax Fees
     The information set forth in the table under the heading “Non-audit services — Tax services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 56 of the Annual Report 2011 is incorporated herein by reference.
16.C(d) All Other Fees
     The information set forth in the table under the headings “Non-audit services — Other services pursuant to legislation”, “Non-audit services — Services relating to corporate finance transactions” and “Non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 56 of the Annual Report 2011 is incorporated herein by reference.
16.C(e)
     The information set forth under the headings:
•	“Report of the Directors — Statutory Information — Auditors” on page 29; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 56 of the Annual Report 2011 is incorporated herein by reference.
16.C(f)
     Not applicable

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable
ITEM 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable
ITEM 16.G CORPORATE GOVERNANCE
     Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16G of the BT Group plc 2011 Annual Report which is incorporated into this annual report by reference.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable
ITEM 18. FINANCIAL STATEMENTS
     The financial information concerning the Company set forth under the headings:
•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 32;

•	“Consolidated financial statements — Accounting policies” on page 33; and

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 47;
     of the Annual Report 2011 is incorporated herein by reference.
ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:
1.1	Articles of Association of the Company adopted on 5 August 2010

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer

13.1	Section 906 Certifications

15.2*	Annual Report & Form 20-F 2011.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report & Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH TELECOMMUNICATIONS plc

By: Name:	/s/ Tony Chanmugam Tony Chanmugam
Title:	Principal Financial Officer
Date: May 27, 2011