Form 20-F
period 2012-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2012-05-24
CIK 820534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 – F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2012

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Not applicable Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer ☑
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International	Other ☐
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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report & Form 20-F for the year ended March 31, 2012 (the “BT Group plc 2012 Annual Report”) dated May 9, 2012, which is incorporated into this annual report by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

This section highlights principal risks and uncertainties affecting our business but it is not intended to be an extensive analysis of all risk and uncertainty affecting us. These risks have the potential to impact our business, revenues, profits, assets, liquidity and capital resources adversely. Our processes are designed to give reasonable, but cannot give absolute, assurance that the risks significant to us are identified and addressed. There may be risks which are unknown or which are presently judged not to be significant but later prove to be significant.

Uncertainty in global economic and credit market conditions remains a major challenge to businesses globally. This is particularly true in Europe where there are concerns over government debt levels and possible currency re-denomination risks. In common with many other businesses we remain conscious of the adverse impact that unfavourable economic and credit conditions may have on our business. This economic uncertainty manifests itself in several of the risks we face, and we focus our efforts on the management of those principal risks.

The principal risks we reported last year have evolved in nature, as has our response to them, and we explain these changes below.

Security and resilience

Our reputation for secure and resilient services relies on the quality, integrity and reliability of our global information systems, networks and infrastructure. The scale of our business and global nature of our operations means we are required to manage significant volumes of personal and commercially sensitive information which are stored and transmitted to meet our own business purposes and those of our customers. All of this needs to be safeguarded from potential exposure, loss or corruption.

Increasing dependence on voice and data transmission in a variety of forms is accompanied by high expectations about service continuity. In addition, concerns about interception, corruption and theft of information lead to requirements for stringent security measures, in an environment where attacks are becoming more frequent and sophisticated. Certain of our customers require specific, highly sophisticated security provisioning which we are contractually obliged to meet if we are to continue to be able to differentiate our offerings from those of our competitors.

Changes over the last year

Reports of and attention paid to computer hacking incidents have increased concerns about the likelihood of a cyber attack. Enhanced laptop encryption and significant improvements in the protection and segregation of credit card data are some measures which we have taken to manage this risk. We continue to evolve our strategy and capabilities to seek to protect our business against the threat of attacks.

Impact

Failure or interruption of data transfer could have a significant adverse effect on our business. A breach of our security and/or resilience affecting our own operations or those of our customers could lead to an extended interruption to network services and even affect national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue, and reduced cash resources through penalties and unplanned costs of restoration and improvement. Additional reputational damage and financial loss may arise from a breach involving a legal failing such as breaching data protection requirements.

Major contracts

We have a number of complex and high-value contracts with certain customers. The revenue arising from, and the profitability of, these contracts are subject to a number of factors including: variation in cost and achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in delivery or achieving agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; the performance of our suppliers, and other factors. Any of these factors could make a contract less profitable or even loss making.

The degree of risk varies generally in proportion to the scope and life of the contract and is typically higher in the early transitional and transformational stages of the contract. Some customer contracts require investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be adversely impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts, and some or all elements of performance depend upon successful completion of the transition, development, transformation and deployment phases.

Changes over the last year

Global economic and credit market conditions, in Europe in particular, have put increased financial and operational pressures on our customers and have made the environment even more competitive. As we continue to expand into emerging markets, the landscape of our risks and opportunities naturally changes as we must deal with rapidly evolving geo-political risks and different trading environments and business practices. We are able to draw on our experience in managing these risks and will continue to apply the control framework that is in place for our major contracts.

Impact

Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses, may lead to a reduction in our expected future revenue, profitability and cash generation. We may lose revenue due to the merger or acquisition of customers, changes to customer strategy, business failure or contract termination. Failure to replace the revenue and earnings lost from such customers could lead to an overall reduction in revenue, profitability and cash flow.

Pensions

We have a significant funding obligation in relation to our defined benefit pension schemes. Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s main defined benefit pension scheme, the BT Pension Scheme (BTPS), becoming a significant burden on our financial resources.

Changes over the last year

The triennial funding valuation of the BTPS at 30 June 2011 and associated recovery plan was agreed with the BTPS Trustee and certified by the Scheme Actuary in May 2012. Under this prudent funding valuation basis the deficit was £3.9bn and a recovery plan was agreed in order to return the BTPS to a fully funded position on an actuarial funding basis by 31 March 2021.

The valuation documentation will now be submitted to the Pensions Regulator. The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by a Crown Guarantee. This will inform the Pension Regulator’s next steps with regards to the valuation of the Scheme. Accordingly, as matters stand, it is uncertain as to when they will conclude their review.

Impact

An increase in the pension deficit and associated funding requirements would have a direct adverse impact on our future cash resources. Indirectly it may also have an adverse impact on BT Group plc’s share price and our credit rating. Any deterioration in the credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding thereby affecting our ability to invest, pay dividends or repay debt as it matures.

Growth in a competitive market

We operate in markets which are characterised by high levels of competition including: declining prices; technology substitution; market and service convergence; customer churn; declining rates of growth; emerging competitors, and regulatory intervention to promote competition. A significant proportion of our revenue and profit is generated in the UK telecoms markets which are experiencing limited revenue growth despite strong volume demands in many markets. Revenue from our calls and lines services to consumers and businesses has historically been in decline but new broadband and connectivity markets are showing continuing growing demand. Our ability to deliver profitable revenue growth in a responsible and sustainable manner depends on delivering on our strategic priorities.

Changes over the last year

The level of risk facing our business due to competition has increased with new competitors emerging and our customers in the UK and globally facing uncertainty in the economic outlook. Regulatory changes which now allow competitors to deploy access fibre using our duct and poles have also contributed to the increased level of risk. The competitive challenges across our different markets continue to evolve. In a number of our markets we remain disadvantaged by imbalances in the competitive playing field. Some of our competitors benefit from a combination of limited regulation applied to their core business and extensive sector specific regulation being applied to our UK fixed-line business. Competition remains strong in the UK consumer fixed communications retail and wholesale markets. In managed networked IT services for multinational companies, competition is increasingly centred on value-added network IT services rather than network connectivity.

Impact

Failure to achieve profitable revenue growth from our strategic priorities may lead to a continued decline in revenue, erosion of our competitive position and might also lead to a reduction in profitability and cash flow in the future.

Communications industry regulation

Some of our activities continue to be subject to significant price and other regulatory controls which may affect our market share, competitive position, future profitability and cash. Many of our wholesale products in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we can charge for many of our services and the extent to which we have to provide services to other CPs. In recent years the effect of these controls has required us to reduce our prices, although in some cases, prices have been allowed to increase in real terms.

Regulatory decisions in all jurisdictions in which we operate can directly impact our financial position. In the UK, Ofcom has powers to directly amend the prices we set and therefore the revenues we earn in certain markets. These can extend to requiring us to make retrospective repayments to other CPs for past overcharging and imposing fines for non-compliance with the regulatory rules (including competition law). Outside the UK, regulation defines where and how we are able to compete through general licensing requirements and defining the wholesale charges we pay for access.

Regulation usually operates within a clear legislative framework that is stable in the medium to long-term. Risks of negative regulatory decisions arise from within those frameworks. For instance, in the UK, risks can arise from periodic market reviews which may introduce tighter regulatory constraints, for example, from new charge controls, or from CPs raising disputes or complaints about our current or historical pricing. Risks also arise as legal challenges are brought by others against Ofcom decisions. Outside the UK, regulators can conduct investigations into our licensing requirements and whether the services we offer are compliant.

Changes over the last year

Over the last year, we have seen regulatory activity in a number of areas. A number of these rulings have resulted in a negative impact either through retrospective price reductions or on our future pricing.

Impact

In recent years changes in price controls have required us to reduce our prices and in some instances to make payments in respect of retrospective price adjustments. Additional or more substantial regulatory price reductions could constrain our revenue performance.

We may be required to provide new services to wholesale customers on a non-discriminatory basis, increasing our costs and increasing retail competition. Disputes may result either in reduced revenue or increased costs going forward. We may also be required to make retrospective payments to CPs if it is ruled that we have overcharged them. Appeals may change Ofcom’s decisions, which had originally been concluded in our favour.

Compliance in a global environment

The global nature of our operations means that we have to comply with a wide range of local and international legislative requirements. Our legal compliance obligations include antitrust and anti-corruption legislation, competition law, data privacy, trade sanctions, import and export controls, taxation and telecoms regulatory requirements.

Changes over the last year

Some of the countries where we operate have increased their enforcement of local laws and therefore the potential impact of failing to comply with local and international legislative requirements has increased significantly. The UK Bribery Act (which also has effect outside the UK) came into effect in July 2011, with penalties for non-compliant businesses through the introduction of a corporate offence of failing to have adequate procedures in place to prevent bribery.

Impact

Failure by our employees, suppliers or agents to comply with anti-bribery and corruption legislation (including the US Foreign Corrupt Practices Act and the UK Bribery Act), or any failure in our policies and procedures to monitor and prevent non-compliance, anywhere in the world, could result in substantial penalties, criminal prosecution and significant damage to our reputation.

More broadly, failure to comply with legal requirements can have a significant impact and lead to reputational and brand damage with investors, regulators and customers. This could in turn impact our future revenue streams, the extent of which would be dependent on the nature of the breach, the legislation concerned and any associated penalties.

Supply chain

We are dependent on our supply chain for the delivery of goods and services on time, to cost and to specification. Failure of any of our critical suppliers to meet agreed requirements could adversely impact our customer service, product launches, updates to business critical systems, revenue or cost reduction plans.

We are committed to ensuring that all dealings with suppliers, from selection and consultation to contracting and payment are conducted in accordance with our trading and ethical policies.

Our supply chain is global and we aim to harness the capability, diversity and innovation of our supply market to add value to our business and customers. Many suppliers are being impacted by the economic downturn and the challenges of globalisation. This is introducing further risk in our supply chain which includes, but is not limited to: increase in supplier insolvency; lack of supplier resilience following a natural disaster; lack of compliance with anti corruption and bribery legislation; corporate social responsibility risks in our extended supply chain; and security risks relating to data protection.

Changes over the last year

Over the last year we have seen the impact of a number of natural disasters including the Japanese earthquake and floods in Thailand. Both, to some extent, have had an impact on the supply of components used in the manufacture of our products although the impact on us was minimised through robust supplier business continuity plans. The current global economic and credit market conditions, particularly in Europe, mean an increased risk of suppliers failing.

Impact

Our suppliers could be adversely affected by continuing uncertain economic conditions which in turn could impact their ability to meet their obligations to us or, in the extreme, cause them to fail. If we are unable to contract with an alternative supplier our customer commitments could also be compromised leading to contractual breach, loss of revenue, penalties or increased costs. A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Business — How we are organised” on page 2;

•	“Additional information for shareholders — Background” on page 109; and

•

“Performance — Group financial performance — Capital expenditure” on page 26 of the Annual Report & Form 20-F for the year ended March 31, 2012 included as Exhibit 15.2 to this Form 20-F (“Annual Report 2012”) is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Strategy — Our strategy” on page 9;

•	“Strategy — Our business model” on page 10;

•	“Strategy — Our strategic priorities” on page 10;

•	“Strategy — How we measure our progress” on page 13;

•	“Strategy — Our resources” on page 13;

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 109; and

•	“Additional information for shareholders — Further note on certain activities” on page 113 of the Annual Report 2012 is incorporated herein by reference.

4.C Organizational structure

The information set forth under the headings:

•	“Business — How we are organised” on page 2; and

•	“Subsidiary undertakings and associate” on page 108 of the Annual Report 2012 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Strategy — Our resources — Properties” on page 14; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 59 of the Annual Report 2012 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2012.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Performance” on page 19;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies” on page 41; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 109 of the Annual Report 2012 is incorporated herein by reference.

5.B Liquidity and Capital Resources

The information set forth under the headings:

•	“Performance” on page 19;

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 109;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 74;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 77; and

•

“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 90 of the Annual Report 2012 is incorporated herein by reference.

5.C Research and development, patents and licenses

The information set forth under the heading “Strategy — Our resources — Innovation” on page 14 of the Annual Report 2012 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Performance” on page 19; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 109 of the Annual Report 2012 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Performance — Other information — Off-balance sheet arrangements” on page 27 of the Annual Report 2012 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Performance — Other information — Contractual obligations and commitments” on page 27 of the Annual Report 2012 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2012 Annual Report which is incorporated into this annual report by reference.

6.B Compensation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2012 Annual Report which is incorporated into this annual report by reference.

6.C Board practices

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2012 Annual Report which is incorporated into this annual report by reference.

6.D Employees

The information set forth under the headings:

•	“Strategy — Our resources — People” on page 13; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 51 of the Annual Report 2012 is incorporated herein by reference.

6.E Share ownership

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2012 Annual Report which is incorporated into this annual report by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2012 Annual Report which is incorporated into this annual report by reference.

7.B Related party transactions

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 89 of the Annual Report 2012 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“Performance — Other information — Legal proceedings” on page 28;

•	“Performance — Group financial performance — Income statement — Dividends” on page 24;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 90; and

•	“Additional information for shareholders — Articles of Association (Articles) — Dividends” on page 112 of the Annual Report 2012 is incorporated herein by reference.

8.B Significant changes

The information set forth under the heading “Performance — Other information — Going concern” on page 28 of the Annual Report 2012 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

Not applicable

9.B Plan of distribution

Not applicable

9.C Markets

Not applicable

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable

10.B Memorandum and Articles of Association

The information set forth under the heading “Additional information for shareholders — Articles of Association (Articles)” on page 112 of the Annual Report 2012 is incorporated herein by reference.

10.C Material contracts

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2012 Annual Report which is incorporated into this annual report by reference.

10.D Exchange controls

The information set forth under the heading “Additional information for shareholders — Limitations affecting security holders” on page 113 of the Annual Report 2012 is incorporated herein by reference.

10.E Taxation

Not applicable

10.F Dividends and paying agents

Not applicable

10.G Statement by experts

Not applicable

10.H Documents on display

The information set forth under the heading “Additional information for shareholders — Documents on display” on page 113 of the Annual Report 2012 is incorporated herein by reference.

10.I Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies — Financial instruments” on page 45; and

•

“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 77 of the Annual Report 2012 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the headings:

•	“Statutory information — US Sarbanes-Oxley Act of 2002” on page 31;

•	“Statutory information — US Sarbanes-Oxley Act of 2002 — Disclosure controls and procedures” on page 31;

•	“Statutory information — US Sarbanes-Oxley Act of 2002 — Internal control over financial reporting” on page 31; and

•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 34 of the Annual Report 2012 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2012 Annual Report which is incorporated into this annual report by reference.

ITEM 16B. CODE OF ETHICS

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2012 Annual Report which is incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.C(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 52 of the Annual Report 2012 is incorporated herein by reference.

16.C(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 52 of the Annual Report 2012 is incorporated herein by reference.

16.C(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 52 of the Annual Report 2012 is incorporated herein by reference.

16.C(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 52 of the Annual Report 2012 is incorporated herein by reference.

16.C(e)

The information set forth under the headings:

•	“Report of the Directors — Statutory Information — Auditors” on page 30; and

•

“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 52 of the Annual Report 2012 is incorporated herein by reference.

16.C(f)

Not applicable

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16.G CORPORATE GOVERNANCE

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16G of the BT Group plc 2012 Annual Report which is incorporated into this annual report by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 34;

•	“Consolidated financial statements” on page 35; and

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 40 of the Annual Report 2012 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1 Articles of Association of the Company adopted on 5 August 2010, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 27, 2011

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer

13.1	Section 906 Certifications

15.2*	Annual Report & Form 20-F 2012.

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

Date: May 24, 2012