Form 20-F
period 2013-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2013-05-23
CIK 820534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 – F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2013

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

$2,800,000,000 8.625% Notes Due 2030

$1,100,000,000 5.95% Senior Notes Due 2018

$500,000,000 Floating Rate Notes Due 2013

$750,000,000 2.00% Senior Notes Due 2015

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

Not applicable                                                                      Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer ☒
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International	Other ☐
Accounting Standards Board ☒

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

Not applicable                                                                      Yes ☐ No ☐

All references in this Form 20-F to “us”, “we” or the Company”, are to British Telecommunications plc.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report & Form 20-F for the year ended March 31, 2013 (the “BT Group plc 2013 Annual Report”) dated May 9, 2013, which is incorporated into this annual report by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

This section sets out the principal risks and uncertainties affecting our business but it is not exhaustive. These risks have the potential to impact our business, revenue, profits, assets, liquidity or capital resources.

As in the prior year, the uncertainties in the global economy and credit markets continue to present challenges, both to our business and to others. These challenges drive a number of the risks that we face and we focus our efforts on predicting and mitigating them. The principal risks we described last year have evolved, and so has our response to them.

Our Enterprise Risk Management framework provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be risks which are unknown or which are presently judged not to be significant but later prove to be significant.

Security and resilience

In keeping with other organisations that process and store data, we have a responsibility to many millions of customers, both business and consumer, to safeguard their electronic information and to maintain the continuity of services. This requires the highest levels of operational security and resilience, which can be threatened at any time by incidents such as malicious cyber-attacks, theft of copper cable and equipment, vandalism, sabotage, extreme weather, component overload, loss of power and human error. The volume of traffic through our systems and networks is increasing, and customer tolerance of interruptions reduces as the world becomes ever more dependent on information technology.

Changes over the last year

Concerted efforts to deter cable theft, supported by legislative changes and the well publicised arrest and prosecution of thieves, are beginning to reduce the number of service interruptions in the network. Theft of equipment from our premises has also fallen significantly. However, we are detecting more cyber-attacks aimed at stealing data or disrupting our own and our customers’ websites.

We have strengthened our defences against these cyber-attacks and now routinely cope with attacks that a few years ago would have caused considerable risk of data loss. Our segregation and encryption of data has increased. In further recognition of the importance of people and behaviours in managing this risk, a campaign to raise staff and supplier awareness of cyber threats is proceeding in response to the increasing sophistication of attacks. We have also refreshed our data protection governance with the appointment of a Chief Privacy Officer.

We are upgrading much of our equipment to improve reliability, increase capacity and reduce energy consumption. Severe flooding across the UK in the year caused several service outages that demanded urgent action and resources to be diverted.

Impact

A breach of our security, or compromise of data and/or resilience affecting our operations, or those of our customers, could lead to an extended interruption to network services or even affect national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue, and reduced cash generation through penalties and unplanned costs of restoration and improvement. Additional reputational damage and financial loss may arise from a legal or contractual failing such as breaching data protection or handling requirements. Failure or interruption of data transfer could also have a significant adverse effect on our business.

Major contracts

We have a number of complex and high-value national and multinational contracts with certain customers. The revenue arising from, and the profitability of these contracts are subject to a number of factors including: variation in cost; achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in the delivery or achievement of agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; and the performance of our suppliers. Any of these factors could make a contract less profitable or even loss making.

The degree of risk generally varies in proportion to the scope and life of the contract and is typically higher in the early stages of the contract. Some customer contracts require investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts.

Changes over the last year

The difficult economic and market conditions, particularly in Europe, have increased financial and operational pressures on our customers and have made the environment even more competitive. With our investment and expansion into high-growth regions, the landscape of our risks and opportunities naturally changes as we must deal with rapidly evolving geo-political risks and different trading environments and business practices. Our control and governance framework has been extended to include contracts between BT and UK local authorities seeking to extend the reach of fibre broadband in their regions.

For larger contracts, we have recently expanded the scope of independent reviews to critical stages of the contract lifecycle to help identify any key issues, risks and actions which need to be monitored.

Impact

Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses, may lead to a reduction in our expected future revenue, profitability and cash generation. Unexpectedly high costs associated with the delivery of contracts could also negatively impact profitability. We may lose revenue due to the merger or acquisition of customers, business failure or contract termination and contracts may become loss-making. Failure to replace the revenue and earnings lost from such customers could lead to an overall reduction in group revenue, profitability and cash flow.

Pensions

We have a significant funding obligation in relation to our defined benefit pension schemes. Low investment returns, high inflation, longer life expectancy and regulatory changes may result in the cost of funding BT’s main defined benefit pension scheme, the BT Pension Scheme (BTPS), becoming a significant burden on our financial resources.

Changes over the last year

Following the conclusion of the 30 June 2011 triennial funding valuation of the BTPS in May 2012, the valuation documentation was submitted to the Pensions Regulator for their review. The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by a Crown Guarantee. This will inform the Pensions Regulator’s next steps with regard to the valuation of the Scheme. Accordingly, as matters stand, it is uncertain as to when they will conclude their review.

Government bond yields have fallen since the valuation at 30 June 2011, with real yields being negative at times. This has been caused by a number of factors, including the Bank of England’s Quantitative Easing programme. If the fall in yields is maintained and reflected in the next funding valuation, due as at 30 June 2014, this would increase the value of the BTPS liabilities.

The European Commission is reviewing the current Directive for pensions and we responded to a relevant consultation during the year. The Commission’s aim is to issue new draft legislation in summer 2013. Depending on its scope, there is potential for any legislative change to have an impact on BT’s funding liabilities in the future. We will continue to monitor developments in this area.

Impact

An increase in the pension deficit and associated funding requirements may have an impact on the level of deficit payments we are required to make into the scheme. Indirectly it may also have an adverse impact on our share price and credit rating. Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

Growth in a competitive market

We operate in markets which are characterised by: high levels of change; strong competition; declining prices; technology substitution; market and service convergence; customer churn; declining revenues; new competitors; and regulatory intervention to promote competition and reduce wholesale prices.

A significant proportion of our revenue and profit is generated in the UK where the overall telecoms market has been in decline in real terms, despite strong volume growth in new services. Revenue from our calls and lines services to consumers and businesses has historically been in decline but new broadband and connectivity markets are growing. Our ability to deliver profitable revenue growth in a responsible and sustainable manner depends on us delivering on our strategic priorities.

Changes over the last year

The level of risk facing our business increased as the economic situation in the UK and other key markets deteriorated in the year. Depressed business activity together with lower disposable incomes continues to be a major barrier to growing revenues, particularly among business customers.

Regulatory decisions made during the year also contributed adversely to our risk profile, revenue and profits. These decisions failed to address imbalances in the competitive playing field. This means that some of our competitors in the consumer space continue to benefit from a combination of limited regulation on their core business combined with extensive sector-specific regulation being applied to our UK fixed-line business.

A number of competitor-related developments have contributed to the risk increasing. These include, but are not limited to: the acquisition of Cable & Wireless Worldwide by Vodafone; the decision by Vodafone and O2 to establish a joint venture to consolidate existing network infrastructure and local transmission; the agreement which brought forward the timetable for 4G mobile services being launched in the UK; and increased competitive activity around over-the-top video on demand services in the UK.

Impact

Failure to achieve profitable revenue growth from our strategic priorities may lead to a continued decline in revenue, erosion of our competitive position and might also lead to a reduction in profitability and cash flow in the future.

Communications industry regulation

Our activities across all the jurisdictions in which we operate can be impacted by regulation. Regulatory requirements and constraints can directly impact our ability to compete effectively and earn revenues.

In the UK where, following detailed market analysis, we are found to have significant market power, Ofcom requires us to provide wholesale services at regulated prices. It can also require us to make retrospective repayments to other CPs where we are found to have set prices outside regulatory requirements, and can impose fines on us for non-compliance with the regulatory rules, including competition law.

Outside the UK, general licensing requirements can restrict the extent to which we can enter markets and compete. Regulation will also define the terms on which we can purchase key wholesale services from others.

In the UK, risks can come from, for example, periodic market reviews which might introduce tighter regulatory constraints from new charge controls or from CPs disputing or complaining about our pricing, products or services. Outside the UK, regulators can investigate our licensing requirements and whether our services comply with their rules.

Changes over the last year

Over the last year, we have seen regulatory activity in a number of areas. A number of these rulings have resulted in a negative impact either through retrospective price reductions or on our future pricing.

Impact

Risks from regulation are most significant in the UK. Around £5.8bn of our revenue (of which £3.3bn is to downstream parts of BT) is from wholesale markets where we have been found to hold significant market power and which are currently subject to regulatory charge controls. Most of these controls require us to reduce our prices annually to reflect expected reductions in unit costs through efficiency savings. Controls are usually set for three years and will therefore constrain revenues during that period.

Other CPs can ask Ofcom to resolve disputes with us about current or historic prices. Where Ofcom finds that these prices are or have been set at levels above those required under the regulatory framework, we may need to make retrospective payments to CPs.

We may from time to time be required to provide new services, or existing services on improved terms, to wholesale customers on a non-discriminatory basis. This could increase our costs.

Regulation outside the UK can impact our revenue by restricting our ability to compete through overly restrictive licensing requirements or ineffective regulation of access to other CP networks.

Business integrity and ethics

We are committed to maintaining high standards of ethical behaviour, and have a zero tolerance approach to bribery and corruption. We have to comply with a wide range of local and international anti-corruption and bribery laws. In particular the UK Bribery Act and US Foreign and Corrupt Practices Act (FCPA) provide comprehensive anti-bribery legislation. Both have extra-territorial reach and thereby cover our global operations. As we expand internationally, we are increasingly operating in countries identified as having a higher risk of bribery and corruption.

We also have to ensure compliance with trade sanctions, and import and export controls.

Changes over the last year

The Serious Fraud Office (SFO) has produced revised guidance on the UK Bribery Act. The SFO has indicated it will now focus on its role as an investigator and prosecutor of serious and/or complex fraud and where there is sufficient evidence and it is in the public interest, prosecutions rather than civil settlements will now be pursued, even where companies have self-reported. This represents a change to its previous stance where self-reporting may have led to more lenient treatment. It has further confirmed that it considers facilitation payments to be bribes.

The US Department of Justice and Securities and Exchange Commission have also produced guidance on the FCPA giving information about the US government’s approach to FCPA enforcement.

In addition, sanctions regulations in Europe and the US have been expanded.

Impact

Failure by our employees, suppliers or agents to comply with anti-corruption and bribery and sanctions legislation could result in substantial penalties, criminal prosecution and significant damage to our reputation. This could in turn impact our future revenue and cash flow, the extent of which would be dependent on the nature of the breach, the legislation concerned and any associated penalties. Allegations of corruption or bribery or violation of sanctions regulations could also lead to reputation and brand damage with investors, regulators and customers.

Supply chain

The integrity and continuity of our supply chain is critical to our operations. Our aim is to harness the capability, diversity and innovation of the global supply market to add value to our business and customers. We are committed to ensuring that all dealings with suppliers, from selection and consultation to contracting and payment, are conducted in accordance with our trading and ethical policies.

The failure of a critical third party supplier to meet its obligations could cause significant harm to our business and the BT brand, as well as potentially impact our cost transformation and efficiency plans.

Changes over the last year

Many suppliers continue to be impacted by the global economic downturn and as a result we have seen an increase in the number of suppliers suffering from financial distress. The downturn has also increased the risk of suppliers applying less focus on key areas such as business continuity management or corporate and social responsibility in an effort to reduce their costs.

Impact

Whilst the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to our business and have the potential to negatively impact the service we provide to customers. In many cases the cost associated with supplier failure is significant, particularly if it then results in us having to change technology. If we are unable to contract with an alternative supplier, our customer commitments could also be compromised, possibly leading to contractual breach, loss of revenue, penalties or increased costs.

A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Business — How we are organised” on page 14;

•	“Additional information for shareholders — Background” on page 108; and

•	“Performance — Group financial performance — Capital expenditure” on page 24 of the Annual Report & Form 20-F for the year ended March 31, 2013 included as Exhibit 15.2 to this Form 20-F (“Annual Report 2013”) is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Strategy — Our strategy” on page 2;

•	“Strategy — Our business model” on page 5;

•	“Strategy — Our strategic priorities” on page 3;

•	“Strategy — How we measure our progress” on page 9;

•	“Strategy — Our assets and resources” on page 7;

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 108; and

•	“Additional information for shareholders — Further note on certain activities” on page 113 of the Annual Report 2013 is incorporated herein by reference.

4.C Organizational structure

The information set forth under the headings:

•	“Business — How we are organised” on page 14; and

•	“Subsidiary undertakings” on page 107

of the Annual Report 2013 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Strategy — Our assets and resources — Properties” on page 8; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 60 of the Annual Report 2013 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2013.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Performance” on page 21; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 108 of the Annual Report 2013 is incorporated herein by reference.

5.B Liquidity and Capital Resources

The information set forth under the headings:

•	“Performance” on page 21;

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 108;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 74;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 78; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 89 of the Annual Report 2013 is incorporated herein by reference.

5.C Research and development, patents and licenses

The information set forth under the heading “Strategy — Our assets and resources — Innovation” on page 8 of the Annual Report 2013 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Performance” on page 21; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 108 of the Annual Report 2013 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Performance — Other information — Off-balance sheet arrangements” on page 26 of the Annual Report 2013 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Performance — Other information — Contractual obligations and commitments” on page 25 of the Annual Report 2013 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2013 Annual Report which is incorporated into this annual report by reference.

6.B Compensation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2013 Annual Report which is incorporated into this annual report by reference.

6.C Board practices

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2013 Annual Report which is incorporated into this annual report by reference.

6.D Employees

The information set forth under the headings:

•	“Strategy — Our People” on page 6; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 52 of the Annual Report 2013 is incorporated herein by reference.

6.E Share ownership

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item  6.E of the BT Group plc 2013 Annual Report which is incorporated into this annual report by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2013 Annual Report which is incorporated into this annual report by reference.

7.B Related party transactions

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 88 of the Annual Report 2013 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“Performance — Other information — Legal proceedings” on page 26;

•	“Performance — Group financial performance — Income statement — Dividends” on page 22;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 89; and

•	“Additional information for shareholders — Articles of Association (Articles) — Dividends” on page 111 of the Annual Report 2013 is incorporated herein by reference.

8.B Significant changes

The information set forth under the heading “Report of the directors — Statutory information — Going concern” on page 32 of the Annual Report 2013 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

Not applicable

9.B Plan of distribution

Not applicable

9.C Markets

Not applicable

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable

10.B Memorandum and Articles of Association

The information set forth under the heading “Additional information for shareholders — Articles of Association (Articles)” on page 111 of the Annual Report 2013 is incorporated herein by reference.

10.C Material contracts

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2013 Annual Report which is incorporated into this annual report by reference.

10.D Exchange controls

The information set forth under the heading “Additional information for shareholders — Limitations affecting security holders” on page 113 of the Annual Report 2013 is incorporated herein by reference.

10.E Taxation

Not applicable

10.F Dividends and paying agents

Not applicable

10.G Statement by experts

Not applicable

10.H Documents on display

The information set forth under the heading “Additional information for shareholders — Documents on display” on page 113 of the Annual Report 2013 is incorporated herein by reference.

10.I Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies — Financial instruments” on page 47; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 78 of the Annual Report 2013 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the headings:

•	“Report of the directors — Statutory information — US Sarbanes-Oxley Act of 2002” on page 33;

•	“Report of the directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Disclosure controls and procedures” on page 33;

•	“Report of the directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Internal control over financial reporting” on page 33; and

•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 36 of the Annual Report 2013 is incorporated herein by reference.

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2013 Annual Report which is incorporated into this annual report by reference.

ITEM 16.B CODE OF ETHICS

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2013 Annual Report which is incorporated into this annual report by reference.

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.C(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 53 of the Annual Report 2013 is incorporated herein by reference.

16.C(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 53 of the Annual Report 2013 is incorporated herein by reference.

16.C(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 53 of the Annual Report 2013 is incorporated herein by reference.

16.C(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 53 of the Annual Report 2013 is incorporated herein by reference.

16.C(e)

The information set forth under the headings:

•	“Report of the Directors — Statutory Information — Auditors” on page 32; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 53 of the Annual Report 2013 is incorporated herein by reference.

16.C(f)

Not applicable

ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16.G CORPORATE GOVERNANCE

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16G of the BT Group plc 2013 Annual Report which is incorporated into this annual report by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the headings:

•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 36;

•	“Consolidated financial statements” on page 37; and

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 42 of the Annual Report 2013 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1 Articles of Association of the Company adopted on 5 August 2010, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 27, 2011

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer

13.1	Section 906 Certification

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

15.2*	Annual Report & Form 20-F 2013

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

Date: May 23, 2013