Form 20-F
period 2015-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2015-05-21
CIK 820534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2015

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

$2,670,000,000 9.625% Notes Due 2030

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

Not applicable                                                                      Yes ☐ No ☐

All references in this Form 20-F to “us”, “we” or the “Company”, are to British Telecommunications plc. None of the websites referred to in the Annual Report & Form 20-F for the year ended March 31, 2015 included as Exhibit 15.2 to this Form 20-F (“Annual Report 2015”), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report & Form 20-F for the year ended March 31, 2015 (the “BT Group plc 2015 Annual Report”) dated May 21, 2015, which is incorporated into this annual report by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

In this section we explain some of the principal risks and uncertainties affecting us. These risks have the potential to impact our business, brand, people, assets, revenue, profits, liquidity or capital resources. The principal risks we described last year have evolved, and so too has our response to them.

BT’s Enterprise Risk Management framework provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be some risks which are unknown to us at present. And there may be some that we consider less significant now but become more important later.

External factors can present both risks and opportunities, to our business and to others. We focus our efforts on predicting and mitigating the risks, while at the same time seeking to capitalise on opportunities that may emerge.

We recognise the particular uncertainty that political and geo-political risks present, both in the UK (for example the Scottish independence referendum in 2014) and globally. We now monitor these through a separate sub-committee of BT’s Risk Panel.

Security and resilience

The resilience of our IT systems, networks and associated infrastructure, including our core data centres and exchanges, is essential to our short and long-term commercial success.

We face a variety of hazards that could cause significant interruptions to the delivery of our services. These include component failure, physical attack, theft of copper cable and equipment, fire, explosion, flood, power failure, overheating or extreme cold, problems encountered during upgrades and major changes, and the failure of key suppliers. A cyber-security incident or logical attack could also trigger service interruption.

We also have a responsibility to many millions of customers, both business and consumer, to ensure their electronic information remains confidential, accurate, secure and available. The same holds true for our own data, information and intellectual property.

Impact

A breach of our security, or compromise of data or resilience affecting our operations, or those of our customers, could lead to an extended interruption to our services or even affect national infrastructure. The impact of such a failure could include: immediate financial losses due to fraud and theft; termination of contracts; immediate loss of revenue where orders and invoices cannot be processed; contractual penalties; lost productivity and unplanned costs of restoration and improvement; prosecution; and fines.

Additionally, reputational damage may arise, undermining market confidence and jeopardising future revenues. Ultimately the welfare of individuals might be put at risk where services cannot be provided or personal data is misappropriated.

Changes over the last year

In the past year we have had to deal with an unprecedented increase in the volume and intensity of cyber-attacks. We recorded more top priority incidents in the last three months of 2014 than were experienced in the previous two years. The attacks were aimed not just at BT, but also at our customers, with the potential to disrupt others and cause collateral damage to BT services.

Following a comprehensive review of the resilience and disaster recovery capability of our critical systems, databases and exchanges, we have invested in enhancing site resilience based on our target levels of acceptable risk. We have also invested significantly in geo-resilience (i.e. cross-site recovery) for our critical systems where this did not previously exist.

Major contracts

We have a number of complex and high-value national and multinational customer contracts.

The revenue arising from, and the profitability of, these contracts are subject to a number of factors including: variation in cost; achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in the delivery or achievement of agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, their budgets, strategies or businesses; and the performance of our suppliers. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk generally varies with the scope and life of the contract and is typically higher in the early stages of the contract. Some customer contracts require investment in the early stages which is expected to be recovered over the life of the contract.

Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be impacted by delays or failure to meet milestones. Substantial performance risk exists in some of these highly complex contracts.

Impact

Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, their budgets, strategies or businesses, may lead to a reduction in our expected future revenue, profitability and cash generation. Unexpectedly high costs associated with the delivery of particular transformational contracts could also negatively impact profitability.

Earnings may be reduced or contracts may even become loss-making through loss of revenue, changes to customers’ businesses, business failure to contract termination. Failure to replace the revenue and earnings lost from these customers could lead to an overall reduction in group revenue, profitability and cash flow.

Changes over the last year

Tough market conditions and competitive pressures continue in many global regions while in some we are experiencing higher growth in volume of business due to previous investments we have made. The risk landscape changes accordingly, as does our focus of risk support and review.

Of particular note this year has been the number of broadband contracts with local authorities through the BDUK programme now entering the delivery phase of the contract lifecycle. While these contracts carry a different risk profile, we apply our established risk governance and reporting processes to ensure that risks and mitigation activities are identified and reported to management.

Pensions

We have a significant funding obligation in relation to our defined benefit pension scheme in the UK, the BT Pension Scheme (BTPS or Scheme).

The BTPS faces similar risks to other defined benefit schemes. Future low investment returns, lower interest rates, high inflation, longer life expectancy and regulatory changes may all result in the cost of funding the BTPS becoming a more significant burden on our financial resources.

Impact

The next valuation of the BTPS is scheduled to take place as at 30 June 2017 and an increase in the pension deficit may have an impact on the level of deficit payments we are required to make into the Scheme. Indirectly it may also have an adverse impact on BT Group plc’s share price and our credit rating.

Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding for the group, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

Changes over the last year

The actuarial valuation of the Scheme as at 30 June 2014 was announced on 30 January 2015. This has provided certainty over the level of cash contributions required until the next triennial valuation is concluded.

When a valuation is calculated, the funding position is affected by the financial market conditions at the valuation date. When determining expected future returns on the Scheme assets, different factors are taken into account, including yields (or returns) on government bonds, which have fallen significantly since 30 June 2014. If a lower investment return assumption is adopted at the 30 June 2017 valuation, the liabilities would likely increase, potentially leading to a higher level of deficit payments.

The BTPS entered into longevity insurance and reinsurance arrangements on 4 July 2014 to help protect the Scheme against costs associated with potential increases in life expectancy. These arrangements covered approximately 25% of the Scheme’s total exposure to increases in longevity.

On 16 July 2014 the Court of Appeal handed down its judgment on the scope and extent of the Crown Guarantee, which was granted by the Government on BT’s privatisation. This judgment has provided welcome clarity although the Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the Scheme and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.

Growth in a competitive market

We operate in markets which are characterised by: high levels of change; strong and new competition; declining prices and, in some markets, declining revenues; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices.

Impact

Failure to achieve sustainable, profitable revenue growth could erode our competitive position and reduce our profitability, cash flow and ability to invest for the future.

Changes over the last year

The UK economy grew by 3% in 2014; however, customers are cautious with their spending. Price and value for money remain the main decision drivers for many consumers and small businesses. At a global level, continuing economic uncertainty remains a factor causing corporate customers to delay or downscale infrastructure upgrades and significant investment decisions.

Competition in our markets is strong. In the UK, new providers of fibre to the premises are entering the fibre access market, by offering alternatives to the Virgin Media and Openreach networks. In the TV and content markets, TV viewing habits are changing with the increasing use of on-demand viewing via over-the-top content services providers.

Fixed-mobile convergence is a trend visible in many Continental European countries and increasingly in UK markets. A number of providers are competing in this space. BT Group plc’s proposed acquisition of EE may stimulate other operators to react to fixed-mobile convergence provided the UK market develops in this way.

Communications industry regulation

Regulation impacts our activities across all jurisdictions.

In the UK, Ofcom can require us to provide specific wholesale services on specified terms following market reviews. The scope and form of that regulation is reviewed every three years and can include controls on the level of prices we can charge for regulated inputs. It has powers to investigate and enforce the regulatory rules in place and can impose fines on us for non-compliance. Ofcom also has powers to regulate the terms on which we are supplied with certain services – for instance, mobile call termination and wholesale access to certain pay-TV channels – and this impacts our costs and the scope of services we are able to provide to our customers. Ofcom can also resolve disputes between BT and other communications providers about the terms on which services are supplied.

Outside the UK, general licensing requirements can restrict the extent to which we can enter markets and compete. Regulation will also define the terms on which we can purchase key wholesale services from others.

Impact

Regulatory requirements and constraints can directly impact our ability to compete effectively and earn revenues.

Regulatory impacts are highest in the UK where BT is subject to direct regulation in a number of areas following periodic market reviews. Based on the latest Regulatory Financial Statements for 2013/14, around £5.2bn of our revenue (of which £2.8bn is to downstream parts of BT) is from wholesale markets where we have been found to have Significant Market Power following market reviews. Most of these revenues are subject to charge controls which require us to reduce our prices annually by a defined percentage in real terms. Controls are usually set for three years and will constrain revenues during that period.

When other CPs ask Ofcom to resolve disputes with us, there is a risk that Ofcom may set the prices at which services must be supplied and/or require us to provide specific services. In certain circumstances, Ofcom can adjust historic prices and require us to make repayments to CPs.

Regulation outside the UK can impact (i) our revenue, by limiting our ability to compete through overly-restrictive licensing requirements or ineffective regulation of access to other networks and (ii) our costs, by defining and controlling the terms of access to necessary regulated inputs.

Changes over the last year

Over the last year, we have seen regulatory activity in a number of areas. This information is described under the heading “Regulation — Impact of regulation” on page 15 of the Annual Report 2015 and is incorporated herein by reference.

Business integrity and ethics

We are committed to maintaining high standards of ethical behaviour, and have a zero tolerance approach to bribery and corruption.

We have to comply with a wide range of local and international anti-corruption and bribery laws. In particular the UK Bribery Act and US Foreign and Corrupt Practices Act (FCPA) provide comprehensive anti-bribery legislation. Both have extraterritorial reach and so cover our global operations. As we expand globally, we are increasingly operating in countries identified as having a higher risk of bribery and corruption. We also have to ensure compliance with trade sanctions, and import and export controls.

Impact

Failure by our employees, or associated persons such as suppliers or agents to comply with anti-corruption and bribery and sanctions legislation could result in substantial penalties, criminal prosecution and significant damage to our reputation. This could in turn impact our future revenue and cash flow, the extent of which would depend on the nature of the breach, the legislation concerned and any associated penalties. Allegations of corruption or bribery or violation of sanctions regulations could also lead to reputation and brand damage with investors, regulators and customers.

Changes over the last year

The importance of conducting business ethically is becoming increasingly recognised across the globe as more countries pass anti-corruption and bribery legislation. In the UK, deferred prosecution agreements are available to the UK Serious Fraud Office for fraud, bribery and other economic crime. In terms of enforcement, there are yet to be any significant cases resulting from the UK Bribery Act, but there continue to be many significant enforcement actions brought under the FCPA.

Supply chain

We operate in a global supply market. This enables us to procure third-party products and services that help us deliver to our customers wherever they are. There are often several links in the ‘chain’ of supply of a product or service to us. The integrity and continuity of this supply chain is critical to our operations and therefore a significant risk to our business.

We are committed to ensuring that all dealings with suppliers, from selection and consultation through to contracting and payment, are conducted in accordance with our trading and ethical policies.

We have a number of suppliers that we have identified as critical. The failure of one of these suppliers to meet its obligations could cause significant harm to our business.

We are committed to evaluating and responding to any associated risks where geo-political and market forces could impact our suppliers’ ability to support BT.

Impact

While the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to our business and have the potential to adversely impact customer service, our investments and our brand. In many cases, the costs associated with the failure of a critical supplier could be significant, particularly if this means we have to change technology. If we are unable to contract with an alternative supplier, our customer commitments could also be compromised, possibly leading to contractual breach, loss of revenue or penalties.

We are continually testing the global market for new sources of supply; but this brings its own challenge of suppliers becoming more geographically and culturally diverse from our customers.

A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

Customer data processing

As a major data controller and processor of customer information around the world we recognise the importance of adhering to data privacy laws. Every day we process the personal data of millions of consumer and business customers and we want individuals to feel confident that when they give their personal data to us they can trust us to do the right thing with it.

Being trusted with customer data goes further than making sure it is secure. It is about ensuring the integrity of the personal data we process, only retaining the information that we need to provide customers with the services for which they have signed up. It is also about being transparent around how we use that data, making sure the personal data is processed legally, fairly and in line with customers’ rights and wishes. Through embedding a robust data governance framework we have reinforced our expectations around personal data with our employees, partners and third parties.

As a telecoms and internet service provider we operate under a stringent 24-hour reporting regime to notify the UK Information Commissioner’s Office (ICO) should we become aware of a personal data security breach and to notify those individuals who may have been impacted without undue delay.

Impact

Failure to comply with relevant data protection and privacy laws could result in varying degrees of negative impact for BT. These include the possibility of regulatory enforcement action, fines, class actions, custodial sentences and a regulatory instruction to cease processing data.

We could also face reputational damage and financial loss from the failure to meet our legal requirements, as well as incurring costs resulting from termination of customer contracts and subsequent customer churn. Companies, such as Sony which has suffered high profile data incidents, have seen a significant negative impact on their share price combined with additional costs associated with non-compliance.

Changes over the last year

National regulatory authorities have demonstrated an increasingly aggressive stance over the last 12 months with the application of financial penalties to both private and public organisations in breach of their data privacy obligations.

For the first time in the UK, the ICO imposed more fines than Ofcom. Outside the UK, global organisations felt the force of their domestic regulators with notably the French Information Commissioner (CNIL) and the US Federal Communications Commission’s Enforcement Bureau imposing significant penalties on organisations for poor compliance practices.

The sensitivity of this risk is expected to increase as new, more robust data privacy laws are introduced throughout the scope of our operations. The continuing debate around the future EU General Data Protection Regulation is already influencing how multinational businesses address this risk.

EE acquisition: risks

The proposed acquisition of EE by BT Group plc creates additional risks for BT beyond those captured in our principal risks and uncertainties. In the section below we highlight those risks relating to the acquisition, and new risks that would be relevant to the enlarged group.

Risks related to the acquisition

In the period through to completion of the acquisition there are risks relating to the deal itself, as well as business risks during this transitional phase.

Approval of the acquisition

Completion of the acquisition is conditional upon satisfaction or, where capable of being waived, waiver of various conditions. In the event that these conditions are not satisfied or, where they can be waived, waived by the ‘long stop date’ (or a later date which BT Group plc agrees with the sellers), the Share Purchase Agreement will automatically terminate. There can be no assurance that the conditions will be fulfilled or waived, or that the acquisition will be completed.

The acquisition is subject to merger control approval from the Competition and Markets Authority (CMA) in the UK. Approval from the CMA may take longer than expected to obtain, may not be granted, or may be granted subject to conditions or remedies, including BT’s or EE’s divestment of assets or businesses and/or restrictions on the conduct of the enlarged group. Any of these could delay or jeopardise completion, impose sustained additional costs for the enlarged group and/or materially reduce the anticipated benefits (including synergy benefits) of the acquisition, or result in a material adverse effect on the enlarged group’s business, financial condition and results of operations.

EE’s performance prior to completion of the acquisition

The anticipated benefits and synergies of the acquisition have been developed based on assumptions regarding (among other things), EE’s financial and operational performance, including in the period before completion when EE’s performance is outside our control. During this time, EE’s performance – and that of BT – could be negatively impacted by one or more of the following:

•	an adverse event, or events, affecting EE which would not give rise to a right of BT Group plc to terminate the acquisition;

•

as a result of the planned acquisition, some of BT’s or EE’s customers or strategic partners may terminate or reduce their business relationships with the enlarged group, for example to avoid sourcing too great a proportion of services from a single company;

•	potential customers of BT or EE may delay entering into, or decide not to enter into, a business relationship with BT or EE until completion because of perceived uncertainty over the acquisition;

•	EE may fail to retain key personnel and other employees; and

•	third parties may terminate or alter existing contracts with EE as a result of the acquisition, in particular where ‘change of control’ or similar clauses apply.

If any of these happen, the value of EE may be less than the consideration paid by BT Group plc and, accordingly, the net assets of the enlarged group could be reduced. This could have a material adverse effect on the enlarged group’s financial position.

Realising synergies following integration

BT is targeting significant synergies from the acquisition. The financial planning for the enlarged group is based partly on realising these synergies, which include expected operating cost savings and capital expenditure savings. Combining the respective businesses is also expected to give rise to further benefits. These include (among other things), fixed-mobile convergence, the ability to serve customers through a single, seamless platform supported by a single IP network, and being able to offer BT products to EE customers and EE products to BT customers.

The success of the enlarged group will depend, in part, on the effectiveness of the integration process and the ability to realise the anticipated benefits and synergies from combining the businesses.

Some of the potential challenges in combining the businesses may not be known until after completion. If these challenges cannot be overcome, for example because of unforeseen difficulties in implementing fixed-mobile convergence or a lack of customer demand for the offerings, the anticipated benefits of the acquisition will not be fully achieved.

Realisation of synergies will depend partly on the rapid and efficient management and co-ordination of the activities of the enlarged group’s businesses. We may experience difficulties in integrating EE with our existing businesses and may not realise, or it might take longer than expected to realise, certain or all of the perceived benefits of the acquisition. There is also a risk that synergy benefits and growth opportunities from the acquisition may fail to materialise, or may be materially lower than have been estimated. In addition, the costs of generating these synergies may exceed expectations.

Failure to deliver the anticipated synergies and business opportunities could have a material adverse effect on the enlarged group’s businesses, financial conditions and results of operations, including its ability to support its pension deficit.

Increased cost of debt

The enlarged group may face increased costs when it seeks to refinance or repay its debt as a result of its increased level of debt following the acquisition.

The acquisition will be funded in part by a £3.6bn debt bridge facility, which may be extended for an additional 12 months following its one year maturity.

The costs and other terms on which the enlarged group is able to refinance the debt bridge facility and other longer-term indebtedness will depend partly on market conditions; unfavourable economic conditions could impact the cost and terms on which the enlarged group is able to access capital markets to refinance its indebtedness which may increase its cost of capital.

Risks to the enlarged business

Although a number of the risks EE faces are similar in nature to those potentially impacting BT today, there are also a number of distinct risks that the enlarged group will face that we do not currently perceive to be significant threats to BT.

This section outlines some of those new risks and uncertainties, but it is not exhaustive. These risks have the potential to impact the enlarged group’s business, brand, people, assets, revenue, profits, liquidity or capital resources.

BT’s Enterprise Risk Management framework will continue to operate in the enlarged group and provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be some risks which are unknown to us at present. And there may be some that we consider less significant now but become more important later.

Handset and network development

The enlarged group’s operations will depend partly on the successful deployment of continuously evolving telecommunications technologies.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies for the enlarged group.

EE uses technologies from a number of vendors and incurs significant capital expenditure deploying these technologies. There can be no assurance that common standards and specifications will be achieved, that there will be interoperability across BT’s, EE’s and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet our expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure by, or a reduction in profitability of, the enlarged group.

Technological change and market acceptance

The enlarged group may not succeed in making customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge. Also, the enlarged group may not identify trends correctly, or may not be able to bring new services to market as quickly or price-competitively as its competitors.

These risks exist in the mobile telecommunications area (such as mobile data services or other advanced technologies which are supported by advanced smartphone products). They also exist in the non-mobile telecommunications areas (such as mobile payment services based on contactless technology) where there is a risk that differences in the regulatory treatment of different operators based on their choice of technology could put the enlarged group at a competitive disadvantage.

Further, as a result of rapid technological progress and the trend towards technological convergence, new and established information and telecommunications technologies or products may not only fail to complement one another but in some cases, may even become a substitute for one another. An example of this is the risk that ‘over-the-top’ services (being those which are provided by a third party to the end user device) develop substitutes for BT’s and EE’s own products and services. Another example is VoIP, a technology that is already established in the business customer market and which has now reached the consumer market. The introduction of mobile handsets with VoIP functionality may adversely affect the enlarged group’s pricing structures and market share in its mobile voice telephony business. If we do not appropriately anticipate the demand for new technologies, and adapt our strategies, service offering and cost structures accordingly, the enlarged group may be unable to compete effectively, which may have an adverse effect on our business and operations.

Supplier failure

EE has a number of suppliers identified as critical. EE is also party to a complex and critical network-sharing arrangement with Hutchison Whampoa Limited. The failure of this joint operation to fully support the enlarged group’s interests and goals, or any material disruption to the operation of EE’s network sharing arrangement, could cause significant harm to the enlarged group’s business.

As demand for smartphone and tablet products increases around the world, there could be shortages in the volume of devices produced as a result of insufficient manufacturing capacity, the lack of availability of internal components such as processors or major supply chain disruptions. This may result in delays in the supply chain which in turn may have an adverse effect on the enlarged group’s business and operations.

Spectrum pricing and regulation

Regulators, including Ofcom, set annual licence fees for spectrum bands used by EE for voice calls, 3G and 4G services and EE is a party to an ongoing consultation with Ofcom in relation to this. Any significant increases in spectrum pricing applicable to the enlarged group could have a material adverse effect on its business and results of operations.

Ofcom may, after consultation, vary conditions in relation to spectrum licences. EE will monitor any developments from regulators relating to the allocation of mobile spectrum in the UK.

The scope and form of the regulation of wholesale services is reviewed every three years and can include controls on the level of prices charged for regulated inputs.

As technology and market dynamics develop and as the mobile business of EE is integrated into BT then a wider range of existing regulations will apply to the enlarged group and a broader range of new and/or modified regulations may be directed at us.

Network and licence investment

EE (as well as BT to a lesser extent), has made substantial investments in the acquisition of licences and EE has invested in its mobile networks, including modernising its 2G network, the upgrade of its 3G network and the continued expansion of its 4G network which was launched in October 2012. EE expects to continue to make significant investments in its mobile networks due to increased usage and the need to offer new services and greater functionality. It may acquire new spectrum licences with licence conditions which may include network coverage obligations or increased licence fees. Accordingly, the rate of the enlarged group’s capital expenditure and costs in future years could increase and exceed those expected or experienced to date.

There can be no assurance that new services will be introduced according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services (in particular, the cost of new spectrum licences and network infrastructure, eg for 4G services and subsequent evolutions). Failure or a delay in completing networks and launching new services, or increases in the associated costs, could have an adverse effect on the enlarged group’s business and operations and could result in significant write downs of the value of network spectrum or other licences or other network-related investments.

If the current economic climate worsens, the enlarged group may decide, or be required, to scale back capital expenditure. A lasting reduction in capital expenditure levels below certain thresholds could affect our ability to invest in our mobile telecommunications network (including additional spectrum), new technology and our other businesses and therefore could have an adverse effect on our future growth and the value of radio spectrum.

Transmission of radio waves

Media reports have suggested that radio frequency emissions from wireless mobile devices and mobile telecommunications sites may cause health issues, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organisation has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards. However, the enlarged group cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not research or studies conclude that there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices, impairing the enlarged group’s ability to retain customers and attract new customers, and may result in restrictions on the location and operation of mobile communications sites and the usage of the enlarged group’s wireless technology. These concerns could also lead to litigation against the enlarged group. Any restrictions on use or litigation could have an adverse effect on the enlarged group’s business and operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Additional information — Background” on page 130; and

•	“Group performance — Group financial performance — Capital expenditure” on page 50 of the Annual Report 2015 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Purpose and strategy — Our purpose” on page 2;

•	“Purpose and strategy — Our goal” on page 3;

•	“Purpose and strategy — Our strategy” on page 3, excluding the second sentence in the third paragraph under the sub-heading “Proposed acquisition of EE by BT Group plc” on page 5;

•	“Delivering our strategy — Our business model” on page 6;

•	“Delivering our strategy — Our networks and physical assets” on page 9;

•	“Delivering our strategy — Research and development” on page 10;

•	“Delivering our strategy — Brand and reputation” on page 10;

•	“Delivering our strategy — Stakeholders and relationships — Our suppliers” on page 12;

•	“Delivering our strategy — Stakeholders and relationships — Human rights” on page 13;

•	“Delivering our strategy — Stakeholders and relationships — Our relationship with HM Government” on page 14;

•	“Delivering our strategy — Stakeholders and relationships — Regulation” on page 14;

•	“Our lines of business” on page 29;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment Information” on page 73;

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 129; and

•	“Additional information — Further note on certain activities” on page 132 of the Annual Report 2015 is incorporated herein by reference.

4.C Organizational structure

The information set forth under the headings:

•	“Purpose and strategy — Overview” on page 2; and

•	“Subsidiary undertakings” on page 127

of the Annual Report 2015 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Delivering our strategy — Our networks and physical assets — Properties” on page 9; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 84 of the Annual Report 2015 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2015.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Our lines of business” on page 29;

•	“Group performance” on page 47;

•	“Additional information — Alternative performance measures” on page 128; and

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 129 of the Annual Report 2015 is incorporated herein by reference.

5.B Liquidity and Capital Resources

The information set forth under the headings:

•	“Group performance” on page 47;

•	“Additional information— Cautionary statement regarding forward-looking statements” on page 129;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 98;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 101; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 109 of the Annual Report 2015 is incorporated herein by reference.

5.C Research and development, patents and licenses

The information set forth under the heading “Delivering our strategy — Research and development” on page 10 of the Annual Report 2015 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Group performance” on page 47; and

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 129 of the Annual Report 2015 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Report of the directors — Statutory information — Off-balance sheet arrangements” on page 55 of the Annual Report 2015 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Group performance — Group financial performance — Contractual obligations and commitments” on page 52 of the Annual Report 2015 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2015 Annual Report which is incorporated into this annual report by reference.

6.B Compensation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2015 Annual Report which is incorporated into this annual report by reference.

6.C Board practices

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2015 Annual Report which is incorporated into this annual report by reference.

6.D Employees

The information set forth under the headings:

•	“Delivering our strategy — Our People” on page 7; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 77 of the Annual Report 2015 is incorporated herein by reference.

6.E Share ownership

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item  6.E of the BT Group plc 2015 Annual Report which is incorporated into this annual report by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2015 Annual Report which is incorporated into this annual report by reference.

7.B Related party transactions

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 108 of the Annual Report 2015 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“Report of the directors — Statutory information — Legal proceedings” on page 56;

•	“Group performance — Group financial performance — Income statement — Dividends” on page 49;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 109; and

•	“Additional information — Articles of Association (Articles) — Dividends” on page 130 of the Annual Report 2015 is incorporated herein by reference.

8.B Significant changes

The information set forth under the heading “Report of the directors — Statutory information — Going concern” on page 56 of the Annual Report 2015 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

Not applicable

9.B Plan of distribution

Not applicable

9.C Markets

Not applicable

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable

10.B Memorandum and Articles of Association

The information set forth under the heading “Additional information — Articles of Association (Articles)” on page 130 of the Annual Report 2015 is incorporated herein by reference.

10.C Material contracts

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2015 Annual Report which is incorporated into this annual report by reference.

10.D Exchange controls

The information set forth under the heading “Additional information — Limitations affecting security holders” on page 132 of the Annual Report 2015 is incorporated herein by reference.

10.E Taxation

Not applicable

10.F Dividends and paying agents

Not applicable

10.G Statement by experts

Not applicable

10.H Documents on display

The information set forth under the heading “Additional information — Documents on display” on page 132 of the Annual Report 2015 is incorporated herein by reference.

10.I Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies — Financial instruments” on page 71; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 101 of the Annual Report 2015 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the headings:

•	“Report of the directors — Statutory information — US Sarbanes-Oxley Act of 2002” on page 56;

•	“Report of the directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Disclosure controls and procedures” on page 57;

•	“Report of the directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Internal control over financial reporting” on page 57; and

•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 60 of the Annual Report 2015 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2015 Annual Report which is incorporated into this annual report by reference.

ITEM 16B. CODE OF ETHICS

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2015 Annual Report which is incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 77 of the Annual Report 2015 is incorporated herein by reference.

16C.(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 77 of the Annual Report 2015 is incorporated herein by reference.

16C.(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 77 of the Annual Report 2015 is incorporated herein by reference.

16C.(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 77 of the Annual Report 2015 is incorporated herein by reference.

16C.(e)

The information set forth under the headings:

•	“Report of the directors — Statutory information — Auditors” on page 56; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 77 of the Annual Report 2015 is incorporated herein by reference.

16C.(f)

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16G of the BT Group plc 2015 Annual Report which is incorporated into this annual report by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the headings:

•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 60;

•	“Consolidated financial statements” on page 61; and

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 66 of the Annual Report 2015 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company adopted on 5 August 2010, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 27, 2011

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer

13.1	Section 906 Certification

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

15.2*	Annual Report & Form 20-F 2015

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report & Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH TELECOMMUNICATIONS plc

By:	/s/ Tony Chanmugam
Name:	Tony Chanmugam
Title:	Principal Financial Officer

Date: May 21, 2015