Form 20-F
period 2016-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2016-05-19
CIK 820534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2016

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

Not applicable                                                                      Yes ☐ No ☐

All references in this Form 20-F to “us”, “we” or the “Company”, are to British Telecommunications plc. None of the websites referred to in the Annual Report & Form 20-F for the year ended March 31, 2016 included as Exhibit 15.2 to this Form 20-F (“Annual Report 2016”), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report & Form 20-F for the year ended March 31, 2016 (the “BT Group plc 2016 Annual Report”) dated May 19, 2016, which is incorporated into this annual report by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

The principal risks and uncertainties that affect us could have an impact on our business, brand, assets, revenue, profits, liquidity or capital resources. The principal risks we described last year have evolved, and so has our response to them.

BT’s Enterprise Risk Management framework gives reasonable (but cannot give absolute) assurance that we’ve identified and addressed our biggest risks. However, there may be some risks which are unknown to us today. And there may be some that we consider less significant now but which become more important later.

Things that happen outside BT present both risks and opportunities, to our business and to others. We focus our efforts on predicting and mitigating those risks while aiming to take advantage of any opportunities that may emerge.

We recognise the particular uncertainty that political and geopolitical risks present, both in the UK (like the forthcoming referendum on Britain’s membership of the EU) and globally. We now monitor these through a separate sub-committee of BT’s Risk Panel.

Growth in a competitive market

Our markets are characterised by:

•	constant and rapid change;

•	strong and new competition;

•	falling prices and (in some markets) falling revenues;

•	technology changes;

•	market and product convergence;

•	customers moving between providers; and

•	regulation to promote competition and cut wholesale prices.

Potential impact

If we don’t grow our revenue profitably and sustainably, our cash flows could be impacted. This could limit our ability to invest in the business or pay dividends.

What’s changed over the last year?

Last year we did some big things as part of our growth strategy. We:

•	acquired EE;

•	won FA Premier League rights for the second time;

•	launched our BT Sport Europe channel; and

•	deployed more of our fibre broadband network.

Our competitors are beginning to react. CK Hutchison wants to buy Telefónica Europe plc (O2 UK). Virgin Media is expanding its network. Sky is being more aggressive in broadband. Vodafone has entered the consumer home phone market. The market is going to get more difficult – not only because of the moves of our traditional competitors but also from players in neighbouring markets, as the dividing lines between industries keep blurring.

There are also regulatory risks that could threaten revenue growth – particularly Ofcom’s ‘Business Connectivity Market Review’ and ‘Wholesale Must Offer’ statement on pay-TV sports channels.

Communications industry regulation

Regulation affects a lot of what we do.

In the UK, after market reviews, Ofcom can make us provide wholesale services on specified terms. Ofcom reviews the shape and size of that regulation every three years and can include controls on the price we charge for regulated products. It can investigate and enforce any regulatory rules in place and impose fines on us if we don’t comply.

Ofcom also has powers to regulate the terms on which we get supplied with certain services – for instance, mobile call termination and wholesale access to certain pay-TV channels. This can increase our costs and affects the scope of services we can provide to customers. Ofcom can also sort out disputes between us and other communications providers about the terms on which services are supplied.

Outside the UK, general licensing requirements can make it tough for us to enter markets and compete. Regulation will also define the terms on which we can buy wholesale services from others.

Potential impact

Regulatory rules can affect our ability to compete effectively and earn revenues. UK regulation has the biggest impact – because we have to supply wholesale access products on regulated terms.

Around £5.7bn of our revenue (£3.3bn of which is to downstream parts of BT) is from supplying wholesale services to markets where Ofcom has found us to have significant market power. Most of these revenues are from products with regulated prices which we also have to cut each year by a defined, real-term percentage. The regulatory controls usually last for three years and hold back revenues during that time.

Where other CPs ask Ofcom to sort out disputes with us, there’s a risk that Ofcom may set the prices we supply services at, and/or make us provide specific services. In some circumstances, Ofcom can adjust past prices and make us pay back CPs.

Regulation outside the UK can hit our revenue too. For example, overly-restrictive licensing requirements or ineffective regulation of access to other networks mean we might not be able to compete fairly. Regulation can also define and control the terms of access to necessary regulated inputs, which raises our costs.

What’s changed over the last year?

There has been a lot of regulatory activity in different areas. We’ve summarised this in the Regulation section on page 14 of the Annual Report 2016 incorporated herein by reference.

Alongside the standard cycle of market reviews, in March 2015 Ofcom announced an overarching strategic review of the digital communications market. In February 2016 it set out its initial conclusions. Some of these could impact our operations, revenues and costs if they’re adopted, for example:

•	strengthening Openreach’s functional separation;

•	keeping structural separation on the table;

•	reducing regulation where it’s no longer required; and

•	relying on more end-to-end fibre-based competition.

Pensions

We have a large funding obligation to our main defined benefit pension scheme in the UK, the BT Pension Scheme (BTPS or Scheme). The BTPS faces similar risks to other defined benefit schemes. Things like future low investment returns, high inflation, longer life expectancy and regulatory changes may all mean the BTPS becomes more of a financial burden.

Potential impact

Our contributions to the BTPS are next due to be reviewed at the triennial funding valuation as at 30 June 2017. If there’s an increase in the pension deficit, then we could have to increase deficit payments into the Scheme. That might affect our share price and credit rating. If our credit rating fell in future, it would cost us more to borrow money and we might not get such flexible borrowing terms. Higher deficit payments could mean less money available to invest, pay out as dividends or repay debt as it matures.

What’s changed over the last year?

The last funding valuation of the BTPS, as at 30 June 2014, provided certainty over what we need to pay until the next triennial valuation is concluded.

Things like financial market conditions and expected future investment returns at the valuation date affect the funding position. When considering expected future returns, different factors are reviewed including yields (or returns) on government bonds, which have dropped significantly since 30 June 2014. If a lower future investment return is assumed at the next valuation our liabilities would go up, which may lead to bigger deficit payments.

EE operates the EE Pension Scheme (EEPS) which has a defined benefit section that was closed to future benefit accrual in 2014. The EEPS represents less than 2% of the group’s retirement benefit obligation. The latest funding valuation for the EEPS is being performed as at 31 December 2015.

Security and resilience

Resilient IT systems, networks and associated infrastructure are essential to our commercial success. There are a lot of different hazards that could significantly interrupt our services.

These include the evolving threat of cyber-attack, as hackers increasingly see Internet Service Providers (ISPs) as attractive targets. Others include component failure, physical attack, copper cable or equipment theft, fire, explosion, flooding and extreme weather, power failure, overheating or extreme cold, problems encountered during upgrades and major changes, and suppliers failing to meet their obligations.

Potential impact

A malicious cyber-attack or breach of security could mean our data is lost, corrupted, disclosed or ransomed, or that our services are interrupted. We might have to pay fines, contract penalties and compensation, and have to operate under sanctions or temporary arrangements while we recover and put things right.

A big interruption to our services, from cyber-attack or otherwise, could mean immediate financial losses from fraud and theft; contract cancellations; lost revenue from not being able to process orders and invoices; contractual penalties; lost productivity and unplanned costs to restore and improve our security; prosecution and fines. Ultimately individuals’ welfare could be put at risk where we weren’t able to provide services or personal data was misappropriated.

Our revenues, new business and cash flow could suffer, and restoring our reputation and re-building our market share might take an extended period of time.

What’s changed over the last year?

We’ve invested in scanning and monitoring tools and automated cyber defences. But the rate of major cyber-related incidents needing a manual response keeps rising. We’ve increased the size of our Cyber Defence Operations team accordingly. To probe for vulnerabilities they simulate cyber-attacks. When we learn of potential attack routes, or get intelligence about attacks on similar organisations, we treat the information proactively and resolve it with the same speed and rigour as a real attack.

We’ve reviewed the resilience and disaster recovery capability of our critical systems, main data centres and our most important exchanges. This has helped us make judgements on where to invest in better and stronger systems and infrastructure. We’re also continuing to develop cross-site recovery for our critical systems where this didn’t previously exist. There are also several major change programmes underway to intensify IT and network controls to meet new levels of risk.

Major contracts

We have a number of complex and high-value national and multinational customer contracts. The revenue and profitability of these contracts are affected by things like: variation in cost; achieving cost savings anticipated in contract pricing (both in terms of scale and time); delays in delivering or achieving agreed milestones owing to factors either in or out of our control; changes in customers’ requirements, their budgets, strategies or businesses; and our suppliers’ performance. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk varies with the scope and life of the contract and is typically higher in the early stages. Some customer contracts need investment in the early stages, which we then expect to recover over the life of the contract.

Major contracts often involve implementing new systems and communications networks, transforming legacy networks and developing new technologies. Delays or missed milestones might have an impact on us recovering these upfront costs. There is substantial performance risk in some of these highly complex contracts.

Potential impact

If we don’t manage and meet our commitments under these contracts – or if customers’ needs, budgets, strategies or businesses change – then our expected future revenue, profitability and cash generation may go down. Unexpectedly high costs associated with delivering particular transformational contracts could also hit profitability. Earnings may drop. Contracts may even become loss-making through loss of revenue, changes to customers’ businesses (due to, for example, mergers or acquisitions), business failure or contract termination.

We’re still delivering lots of contracts with local authorities through regional fibre deployment programmes including the Broadband Delivery UK programme (BDUK). As with our other major contracts, if we failed to deliver these contracts successfully it might lead to reduced future revenue, profitability and cash generation.

As well as carrying a higher reputational risk, these contracts present specific risks around deployment, delivery and our ability to recover public funding. We also have an obligation to potentially either re-invest or repay grant funding depending on lots of different factors – including how many customers take up a new service.

What’s changed over the last year?

Tough market conditions and competitive pressures continue in many global regions, while in some we’re seeing bigger growth in volume of business because of our previous investments. The risk landscape changes accordingly, as does our focus of risk support and review.

Of particular note for 2015/16 has been the way the BDUK programme has helped UK broadband fibre implementation mature, cutting the associated delivery risks. But these risks have partly been replaced by new challenges from the next tranche of smaller contracts (with their associated geographic and technical risks). While our broadband contracts carry a different risk profile to other major corporate contracts, we apply our governance and reporting processes to make sure we identify risks and mitigation activities and report them to management.

Supply chain

Our supply market is global, and there are often several links in our supply chains. So guaranteeing the integrity and continuity of those links is critical to our operations and therefore a big risk to our business.

Global markets expose us to global risks, including climate change. We weigh up and respond to any risks which crop up where geo-political and market forces could affect our suppliers’ ability to support us.

A global supply market means better sourcing opportunities, but brings challenges if suppliers become more geographically and culturally diverse from our customers.

Our dealings with suppliers – from the way we choose them, to the contracts we sign, to how we pay them – follow our trading and ethical policies. For more detail, see Our suppliers on page 13 of the Annual Report 2016 incorporated herein by reference.

Potential impact

If something goes wrong in our supply chain the level of impact can vary. But most of the time it means higher costs for us, and potential damage to our customer service, investments and ultimately our brand. We could lose a lot of money if a big or important supplier went out of business, especially if that meant us having to change a technology or system. And if we couldn’t find an alternative supplier, it might compromise the commitments we make to our customers. And that might lead to breach of contract, lost revenue or penalties.

If any link in our supply chain falls foul of the law, or fails to meet our ethical expectations, that could damage our reputation – possibly leading to legal action and lost revenue.

What’s changed over the last year?

We’ve spent time assessing several emerging geo-political threats and the impact they’d have on our supply chain. They include Greece’s position in the Eurozone and the UK’s position in the EU.

There’s a continuing trend toward mergers and acquisitions in some of the global markets we source from. It highlights the risk of us depending on single or monopolistic suppliers – particularly those less constrained by regulation and who might charge us more than their domestic customers.

There’s generally an increasing (and welcome) focus on human rights. The Modern Slavery Act 2015 means we must examine the potential risk of both modern slavery and human trafficking in our supply chain. Another ethical consideration is the risk of conflict minerals being in our supply chain, which would not only go against our ethical standard but could also harm our reputation.

Business integrity and ethics

We’re proud of our high ethical standards. We don’t tolerate bribery. We don’t tolerate any forms of corruption. We follow a wide range of local and international anti-corruption and bribery laws – in particular the UK Bribery Act and US Foreign Corrupt Practices Act (FCPA). Both these pieces of legislation have extraterritorial reach, so cover our global operations. As we expand globally, we’re increasingly operating in countries seen as having a higher risk of bribery and corruption. We also have to make sure we follow trade sanctions and import and export controls.

Potential impact

If BT people, or associated people like suppliers or agents break anti-corruption, bribery or sanctions legislation there could be big penalties, criminal prosecution and significant brand damage. This could have a major or minor impact on future revenue and cash flow depending on the nature of the breach, the legislation concerned and any penalties. If we were accused of corruption or bribery or violating sanctions regulations that could lead to reputational damage with investors, regulators and customers.

What’s changed over the last year?

More and more countries are bringing in anti-corruption and bribery legislation. In the UK, the Serious Fraud Office is now able to bring in deferred prosecutions agreements for fraud, bribery and other economic crime. In terms of enforcement, there are yet to be any big cases stemming from the UK Bribery Act, but US FCPA generates a lot of enforcement actions.

Processing our customers’ data

We control and process huge quantities of customer data around the world. So sticking to data privacy laws is something we take extremely seriously. Every single day we process the personal data of millions of customers. It’s important that those individuals and businesses feel they can trust us to do the right thing with their data.

Being trusted with our customers’ data goes further than making sure it’s secure. It means preserving the integrity of the personal data we process. And only keeping the things we need to provide customers with the services they’ve signed up for. It also means being transparent around how we use that data, making sure the way we process personal data is legal, fair and in line with customers’ rights and wishes.

As a communications provider we operate under a stringent 24- hour reporting regime to tell the UK Information Commissioner’s Office (ICO) if we become aware of a personal data security breach. We must also tell any affected individuals as quickly as possible.

Different parts of the world approach privacy and data protection differently. Individuals’ fundamental right to privacy is reflected in the fact that today data privacy laws are in force in over 100 countries. More and more we (and other multinationals) have to show that we’re handling personal data in line with a complex tangle of national data laws and societal ethical expectations.

Potential impact

Failing to stick to data protection and privacy laws could result in possible regulatory enforcement action, fines, class-action, prison sentences and the regulator telling us to stop processing data.

On top of that, we could see huge reputational damage and big financial losses. Those losses could come from fines and damages if we fail to meet our legal requirements, as well as costs resulting from having to close customer contracts and the subsequent customer churn. Companies who’ve had high profile ‘data incidents’ have seen their share price hit hard, and suffered ongoing costs from their non-compliance.

What’s changed over the last year?

National regulators are more aggressively protecting their citizens’ privacy and data protection rights. They’re especially targeting companies who fail to do due diligence, or who knowingly accept (or ignore) a related risk for too long. This has been brought into sharp focus by the mushrooming of the data threat environment, with several big organisations suffering incidents.

There’s been a general trend toward bigger financial penalties and more frequent public shamings for organisations that break global privacy and data protection laws. The UK Information Commissioner now issues more penalties than Ofcom.

Health & safety

Our business – and in particular our vast engineering workforce – does a lot of work which is subject to health and safety regulation and enforcement by national authorities.

Potential impact

If we failed to implement and keep up effective health and safety management and governance, that could have a big impact on our people and our finances. It could lead to people getting injured, work-related sickness and service disruption for customers.

It could also lead to our people and third parties making compensation claims against us, or fines or other sanctions if we didn’t stick to health and safety regulation. There could even be criminal prosecutions against us, our directors and our people – all of which would harm our brand and business.

And of course an unhappy or unhealthy workforce also leads to higher work absence rates and lower performance levels.

What’s changed over the last year?

The range and complexity of risks has gone up as we’ve offered new services to our customers. Those risks include us doing more construction and electrical engineering work on our own network, and the fact that we have new contracts which need our people to work to maintain and extend the UK’s mobile network. We’ve taken a lot of steps to mitigate these risks – especially around how our people work with electricity or high off the ground.

We’re building a plan to further embed health and safety into our operations. In the past year, we’ve seen major legislative change – particularly with the UK introducing Construction, Design and Management Regulations which place new responsibilities on organisations around making construction work safer. We’ve worked with the UK regulator and others in our sector to respond pragmatically to these demands. We’ve faced increased enforcement action against us this year, and also a few prosecutions initiated for past incidents.

EE acquisition risks

Our acquisition of EE has introduced additional risks for BT beyond those captured in our principal risks and uncertainties. This year, given the acquisition has only recently completed, we’ve set out these risks separately. As the EE risks become more embedded in our Enterprise Risk Management framework, we’ll integrate the reporting of these risks into our review of our principal risks and uncertainties.

Risks related to the acquisition

Although a number of the risks EE faces are similar in nature to those potentially impacting BT, there are also distinct risks that the group now faces that BT has not previously perceived to be significant threats.

This section outlines some of those new risks and uncertainties, but it is not exhaustive.

Realising acquisition synergies

We are targeting significant synergies from the acquisition, including operating cost savings and capital expenditure savings. Integrating the respective businesses is also expected to give rise to further benefits. These include fixed-mobile convergence, the ability to serve customers through a single, seamless platform supported by a single IP network, and being able to offer BT products to EE customers and EE products to BT customers.

The group’s success will depend, in part, on the effectiveness of the integration process and the ability to realise the anticipated benefits and synergies from combining the businesses. Some of the potential challenges in integrating the businesses may not be known at this stage. If these challenges cannot be overcome, for example because of unforeseen difficulties in implementing fixed-mobile convergence or a lack of customer demand for the offerings, the anticipated benefits of the acquisition will not be fully achieved.

Realisation of synergies will depend partly on the rapid and efficient management and co-ordination of the activities of the group’s businesses. We may experience difficulties in integrating EE with our existing businesses and may not realise, or it might take longer than expected to realise, certain or all of the perceived benefits of the acquisition. There’s also a risk that synergy benefits and growth opportunities from the acquisition may fail to materialise, or may be materially lower than have been estimated. In addition, the costs of generating these synergies may exceed expectations. Further, we may not achieve the revenue or profitability that justify the original investment, which could result in material, non-cash write-downs. Failure to deliver the anticipated synergies and business opportunities could have a material adverse effect on our businesses, financial conditions and results of operations, including our ability to support our pension deficit, service our debt or to pay dividends.

Competition in the mobile market

Competition in the UK mobile telecommunications market is intense. Competition results from, among other things, the existence of established mobile network operators, market entry of alternative and lower cost carriers (such as mobile virtual network operators), technology developments (such as Voice over Internet Protocol (VoIP)), and the ability of other providers to bundle mobile phone services with different products and content (such as broadband and pay-TV). In particular, technologies such as VoIP and so-called ‘over-the-top’ platforms (such as iMessage, Facetime, Blackberry Messenger, WhatsApp and Facebook Messenger) could reduce voice and/or text messaging traffic on mobile networks, which could lead to significant price and revenue reductions.

Increased competition has led to a decline in the prices which EE charges for its mobile services and is expected to lead to further declines in pricing in the future. Competition could also lead to a reduction in the rate at which we add new mobile customers, a decrease in the size of our mobile market share and a decline in the group’s service revenue as customers choose to receive telecommunications services or other competing services from other providers. Also, there’s a risk of increased customer churn as a result of the transition away from the legacy T-Mobile and Orange brands and any potential changes to the branding in future. Churn could also increase as a result of potential Ofcom changes to the mobile switching regime in the UK. An increase in churn rates could adversely affect profitability because we would experience lower revenue and/or additional selling costs to replace customers or recapture lost revenue.

Delays in the deployment of new technologies

Our operations will depend partly on the successful deployment of continuously evolving telecommunications technologies, including handsets and network compatibility and components.

EE uses technologies from a number of vendors and incurs significant capital expenditure deploying these technologies. There can be no assurance that common standards and specifications will be achieved, that there will be interoperability across networks, that technologies will be developed according to anticipated schedules, that they’ll perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet our expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure, or a reduction in profitability.

Technology change and market acceptance

We may not succeed in making customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly or price-competitively as our competitors.

These risks exist in the mobile telecommunications area (eg mobile data services) and in non-mobile telecommunications areas (eg mobile payment services based on contactless technology) where there is a risk that differences in the regulatory treatment of different operators, based on their choice of technology, could put us at a competitive disadvantage.

Further, as a result of rapid technological progress and the trend towards technological convergence, new and established information and telecommunications technologies or products may not only fail to complement one another but in some cases, may even become a substitute for one another. An example of this is the risk that ‘over-the-top’ services (being those which are provided by a third party to the end-user device) develop substitutes for our own products and services. Another example is VoIP, a technology that is already established in the business customer market and which has now reached the consumer market. The availability of mobile handsets with VoIP functionality may adversely affect our pricing structures and market share in our mobile voice telephony business. If we don’t appropriately anticipate the demand for new technologies, and adapt our strategies, service offering and cost structures accordingly, we may be unable to compete effectively, which may have an adverse effect on our business and operations.

Supplier and joint venture failure

EE has a number of suppliers identified as critical. EE is also party to a complex and critical network-sharing arrangement with Hutchison 3G UK Limited. The failure of this joint operation to fully support our interests and goals, or any material disruption to the operation of the EE network sharing arrangement, could cause significant harm to our business.

As demand for smartphone and tablet products increases around the world, there could be shortages in the volume of devices produced as a result of insufficient manufacturing capacity, the lack of availability of internal components such as processors or major supply chain disruptions. This may result in delays in the supply chain which in turn may have an adverse effect on our business and operations.

Regulation and spectrum

Regulators, including Ofcom, set annual licence fees for spectrum bands used by EE for voice calls, and data services. In future spectrum auctions, the costs of acquiring spectrum could increase or we may be unsuccessful in our bids. Any significant increases in spectrum pricing which apply to us could have a material adverse effect on our business and results of operations.

EE has been found to have significant market power in some areas of wholesale call termination following market reviews and, as is the case for all MNOs, EE’s wholesale mobile termination rates are therefore regulated by Ofcom. The scope and form of the regulation is reviewed every three years.

EE is also subject to UK and European Union consumer-focused regulation in areas including: the international roaming services provided by EE; processes for consumer switching and non-geographic numbering call services. This regulation may affect our market share, competitive position, future profitability and cash.

As technology and market dynamics develop and as the mobile business of EE is integrated into BT, a wider range of existing regulations will apply to us and a broader range of new and/or modified regulations may be directed at us.

Network, licence and technology investment

EE (as well as the rest of BT to a lesser extent), has made substantial investments in the acquisition of licences and EE has invested in its mobile networks, including modernising its 2G network, the upgrade of its 3G network and the continued expansion of its 4G network. We expect to continue to make significant investments in our mobile networks due to increased usage and the need to offer new services and greater functionality. We may acquire new spectrum licences with licence conditions, which may include network coverage obligations or increased licence fees. Accordingly, the rate of our capital expenditure and costs in future years could increase and exceed those expected or experienced to date.

There can be no assurance that new services will be introduced according to anticipated schedules or that the level of demand for new services will justify the cost of setting them up (in particular, the cost of new spectrum licences and network infrastructure, for example, for 4G services and subsequent evolutions). Failure or a delay in completing networks and launching new services, or increases in the associated costs, could have an adverse effect on our business and operations and could result in significant write downs of the value of network spectrum or other licences or other network-related investments.

If the current economic climate worsens, we may decide, or be required, to scale back capital expenditure. A lasting reduction in capital expenditure levels below certain thresholds could affect our ability to invest in mobile telecommunications networks (including additional spectrum), new technology and other BT businesses and therefore could have an adverse effect on our future growth and the value of radio spectrum.

Transmission of radio waves from mobile telephones, transmitters and associated equipment

Media reports have suggested that radio frequency emissions from wireless mobile devices and mobile telecommunications sites may cause health issues, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. According to the World Health Organisation’s Fact Sheet Number 193, last reviewed in October 2014, there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards. However, we cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not research or studies conclude that there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices, impairing our ability to retain customers and attract new customers, and may result in restrictions on the location and operation of mobile communications sites and the usage of our wireless technology. These concerns could also lead to litigation against us. Any restrictions on use or litigation could have an adverse effect on our business and operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Additional information — Background” on page 143; and

•	“Group performance — Group financial performance — Capital expenditure” on page 53 of the Annual Report 2016 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Purpose and strategy — Our purpose” on page 2;

•	“Purpose and strategy — Our goal” on page 2;

•	“Purpose and strategy — Our strategy” on page 2;

•	“Purpose and strategy — Our culture” on page 5;

•	“Delivering our strategy — Our business model” on page 6;

•	“Delivering our strategy — Our networks and physical assets” on page 9;

•	“Delivering our strategy — Research and development” on page 11;

•	“Delivering our strategy — Brand and reputation” on page 11;

•	“Delivering our strategy — Stakeholders and relationships — Our markets and customers” on page 12;

•	“Delivering our strategy — Stakeholders and relationships — Our suppliers” on page 13;

•	“Delivering our strategy — Stakeholders and relationships — Human rights” on page 14;

•	“Delivering our strategy — Stakeholders and relationships — Our relationship with HM Government” on page 14;

•	“Delivering our strategy — Stakeholders and relationships — Regulation” on page 14;

•	“Our lines of business” on page 30;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 77; and

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 142 of the Annual Report 2016 is incorporated herein by reference.

In addition, during 2015/16, certain of the group’s non-US subsidiaries or other non-US entities conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions. These activities, which generally relate to the provision of communications services to embassies and diplomatic missions of US-allied governments, other CPs, news organisations, multinational corporations and other customers that require global communications connectivity, are insignificant to the group’s financial condition and results of operations.

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13 (r) to the Securities Exchange Act of 1934, we are required to disclose whether BT or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the US by non-US entities and even when they were conducted in compliance with applicable law. Our disclosures for 2015/16 are below.

BT Group plc has a contract in place with Telecommunications Infrastructure Company (TIC), to make and receive voice calls from Iran to the UK. These payments are subject to HM Treasury approval.

BT entered into a Framework Agreement with Rafsanjan Industrial Complex (RIC) for business consultancy services in May 2010 and provided an initial consultancy engagement under phase 1 of the agreement. In February 2011, phase 2 was agreed with RIC however BT stopped work in December 2011 due to the geopolitical situation. RIC made an advance payment to BT of €384,120 to carry out the phase 2 work. We continue to explore whether the amount can be refunded.

BT’s subsidiary, EE (the acquisition of which was completed on 29 January 2016), has in place roaming partner agreements with Mobile Company of Iran (MCI) and Taliya Company (also known as Rafsanjan Industrial Complex). Both companies are majority owned by Telecommunications Company of Iran (TCI). These bilateral agreements allow the transmission of mobile calls. The amounts received by EE under these contracts were less than £815,000. EE has advised BT that it intends to continue providing services under these agreements.

4.C Organizational structure

The information set forth under the headings:

•	“Purpose and strategy — Overview” on page 2; and

•	“Related undertakings” on page 135

of the Annual Report 2016 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Delivering our strategy — Our networks and physical assets — Properties” on page 10; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 88 of the Annual Report 2016 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2016.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Our lines of business” on page 30;

•	“Group performance” on page 49;

•	“Additional information — Alternative performance measures” on page 141; and

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 142 of the Annual Report 2016 is incorporated herein by reference.

5.B Liquidity and Capital Resources

The information set forth under the headings:

•	“Group performance” on page 49;

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 142;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 104;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 107; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 115 of the Annual Report 2016 is incorporated herein by reference.

5.C Research and development, patents and licenses

The information set forth under the heading “Delivering our strategy — Research and development” on page 11 of the Annual Report 2016 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Group performance” on page 49; and

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 142 of the Annual Report 2016 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Report of the directors — Statutory information — Off-balance sheet arrangements” on page 56 of the Annual Report 2016 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Group performance — Group financial performance — Contractual obligations and commitments” on page 55 of the Annual Report 2016 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2016 Annual Report which is incorporated into this annual report by reference.

6.B Compensation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2016 Annual Report which is incorporated into this annual report by reference.

6.C Board practices

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2016 Annual Report which is incorporated into this annual report by reference.

6.D Employees

The information set forth under the headings:

•	“Delivering our strategy — Our People” on page 7; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 81 of the Annual Report 2016 is incorporated herein by reference.

6.E Share ownership

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item  6.E of the BT Group plc 2016 Annual Report which is incorporated into this annual report by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2016 Annual Report which is incorporated into this annual report by reference.

7.B Related party transactions

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 114 of the Annual Report 2016 is incorporated herein by reference.

Other than with respect to the information regarding contracts with Deutsche Telekom set forth under the heading “Information for shareholders — Material contracts” on page 145 of the Annual Report 2016 incorporated herein by reference (which became effective at the time Deutsche Telekom became a related party, in the preceding three fiscal years up to the date of this Form 20-F, there have not been any transactions or presently proposed transactions between a member of the Group and Deutsche Telekom or its subsidiaries or affiliates which are material to the Group or Deutsche Telekom, or any transactions between them that are unusual in their nature or conditions.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“Report of the directors — Statutory information — Legal proceedings” on page 57;

•	“Group performance — Group financial performance — Income statement — Dividends” on page 51;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 115; and

•	“Additional information — Articles of Association (Articles) — Dividends” on page 143 of the Annual Report 2016 is incorporated herein by reference.

8.B Significant changes

The information set forth under the heading “Report of the directors — Statutory information — Going concern” on page 57 of the Annual Report 2016 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

Not applicable

9.B Plan of distribution

Not applicable

9.C Markets

Not applicable

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable

10.B Memorandum and Articles of Association

The information set forth under the heading “Additional information — Articles of Association (Articles)” on page 143 of the Annual Report 2016 is incorporated herein by reference.

10.C Material contracts

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 10.C of the BT Group plc 2016 Annual Report which is incorporated into this annual report by reference.

10.D Exchange controls

The information set forth under the heading “Additional information — Limitations affecting security holders” on page 145 of the Annual Report 2016 is incorporated herein by reference.

10.E Taxation

Not applicable

10.F Dividends and paying agents

Not applicable

10.G Statement by experts

Not applicable

10.H Documents on display

The information set forth under the heading “Additional information — Documents on display” on page 145 of the Annual Report 2016 is incorporated herein by reference.

10.I Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies — Financial instruments” on page 75; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 107 of the Annual Report 2016 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the headings:

•	“Report of the directors — Statutory information — US Sarbanes-Oxley Act of 2002” on page 57;

•	“Report of the directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Disclosure controls and procedures” on page 58;

•	“Report of the directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Internal control over financial reporting” on page 58; and

•	Independent Auditors’ report — Consolidated financial statements — United States opinion” on page 61 of the Annual Report 2016 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2016 Annual Report which is incorporated into this annual report by reference.

ITEM 16B. CODE OF ETHICS

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2016 Annual Report which is incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2016 is incorporated herein by reference.

16C.(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2016 is incorporated herein by reference.

16C.(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2016 is incorporated herein by reference.

16C.(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2016 is incorporated herein by reference.

16C.(e)

The information set forth under the headings:

•	“Report of the directors — Statutory information — Audit tender” on page 57; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2016 is incorporated herein by reference.

16C.(f)

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16G of the BT Group plc 2016 Annual Report which is incorporated into this annual report by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the headings:

•	“Independent Auditors’ report — Consolidated financial statements — United States opinion” on page 61;

•	“Consolidated financial statements” on page 62; and

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 67 of the Annual Report 2016 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company adopted on 5 August 2010, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 27, 2011

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer

13.1	Section 906 Certification

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

15.2*	Annual Report & Form 20-F 2016

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report & Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH TELECOMMUNICATIONS plc

By:	/s/ Tony Chanmugam
Name:	Tony Chanmugam
Title:	Principal Financial Officer

Date: May 19, 2016