Form 20-F
period 2017-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2017-05-25
CIK 820534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2017

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

$2,670,000,000 9.125% Notes Due 2030

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

Not applicable                                                                       Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

If an emerging growth company that prepares its
financial statements in accordance with U.S. GAAP,
indicate by check mark if the registrant has elected
not to use the extended transition period for
complying with any new or revised financial
accounting standards† provided pursuant to
Section 13(a) of the Exchange Act. ☐	Emerging growth company ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Not applicable                                                                       Yes ☐ No ☐

As a wholly-owned subsidiary of BT Group plc, a public company with limited liability incorporated in the United Kingdom and which has its registered office in England, British Telecommunications plc meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to reports on Form 20-F, and is therefore filing its Form 20-F with a reduced disclosure format.

All references in this Form 20-F to “us”, “we” or the “Company”, are to British Telecommunications plc. None of the websites referred to in the Annual Report & Form 20-F for the year ended March 31, 2017 included as Exhibit 15.2 to this Form 20-F (“Annual Report 2017”), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report & Form 20-F for the year ended March 31, 2017 (the “BT Group plc 2017 Annual Report”) dated May 25, 2017, which is incorporated into this annual report by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

The principal risks and uncertainties that affect us could have an impact on our business, brand, assets, revenue, profits, liquidity or capital resources. The principal risks we described last year have evolved, and so has our response to them.

Our Enterprise Risk Management framework gives reasonable (but cannot give absolute) assurance that we’ve identified and addressed our biggest risks. However, there may be some risks that are either currently unknown, or currently seen as less important but with the potential to become more so in the future.

Events outside BT present both risks and opportunities. We focus our efforts on predicting and reducing risks while aiming to take advantage of any opportunities that may emerge.

We’ve also seen more interaction between our risks. For example increased costs of regulation, coupled with the risk of increased pension deficit payments, could impact our ability to invest to improve customer experience and drive revenue growth. We’ve also seen a growing interplay between our regulation and political risks.

Ethical culture and controls

It’s crucial that we maintain high ethical standards. We don’t tolerate fraud, bribery, any form of corruption or any illegal or unethical activity.

We follow local and international law, including anti-corruption and bribery laws. The UK Bribery Act and US Foreign Corrupt Practices Act (FCPA) have extraterritorial reach, so cover our global operations. As we expand globally, we’re increasingly operating in countries seen as having a higher risk of bribery and corruption. We also have to make sure we follow trade sanctions and import and export controls.

We also face the risks associated with inappropriate and unethical behaviour in local and other markets by our people or associates, such as suppliers or agents, which can be difficult to detect as well as facing the risks that our controls are designed to prevent, detect and correct such behaviour may be circumvented. Controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions, regardless of how remote.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Impact

If our people, or associates like suppliers or agents, breach anti-corruption, bribery, sanctions or other legislation there could be significant penalties, criminal prosecution and damage to our brand. This could have an impact on future revenue and cash flow depending on the nature of the breach, the legislation concerned and any penalties. If we were accused of corruption, bribery, violating sanctions regulations or other laws, that could lead to reputational damage with investors, regulators and customers. If fraud is committed, there is a risk of financial misstatement which if undetected can have a material financial impact and potential litigation and regulatory consequences.

Financial and other controls play an important part in our ability to prevent and detect inappropriate and unethical behaviour. This includes fraud, deliberate financial misstatement and improper accounting practices, as well as breaches of anti-corruption, bribery, or sanctions legislation. If the design, operation or the assurance over these controls is ineffective or they are circumvented, there is a greater risk that the impacts described above may materialise, as they did this year with respect to our Italian business.

What’s changed over the last year?

During the year we identified inappropriate behaviour in our Italian business. Our investigation identified collusion and override of controls within our Italian business and that our monitoring controls did not identify the circumvention and override, resulting in the misstatement of results going undetected for a number of years. As a result of our US listing we are required to make certain assessments of our controls as of 31 March 2017 for the purposes of Sarbanes-Oxley. Despite the remediation steps we took, the controls had not operated for sufficient time to allow assurance testing to confirm their effectiveness under Sarbanes-Oxley. We have therefore concluded for these purposes that our controls were ineffective as of 31 March 2017 due to a material control weakness with regard to our Italian business.

For further details of what we found, how we’ve responded, and what our ongoing plans are, see “BT Italy — our response” on page 39 of the Annual Report 2017 incorporated herein by reference.

Our acquisition of EE has grown our UK business, and we’ve made EE a part of our ACB compliance programme and financial and disclosure control environment. In terms of ACB enforcement generally, we’ve seen the first significant cases stemming from the UK Bribery Act, and in the US 27 companies paid about $2.5 billion to resolve FCPA cases. 2016 was the biggest enforcement year in FCPA history — both the number of enforcement actions and the overall amounts paid to resolve them.

Processing our customers’ data

We control and process huge quantities of customer data around the world, so observing data privacy laws is something we take extremely seriously. It’s essential that individuals and businesses can trust us to do the right thing with their data.

Firstly, we must make sure our customers’ data is secure, and protected against both internal and external threats (eg cyber attacks). Being trusted with our customers’ data goes further than that though. It means preserving the integrity of the personal data we process, and only keeping the things we need to provide customers with the services they’ve signed up for. It also means being transparent around how we use that data, making sure the way we process personal data is legal, fair and in line with customers’ rights and wishes.

As a communications provider we operate under a stringent 24-hour reporting regime to tell the UK Information Commissioner’s Office (ICO) if we become aware of a personal data security breach. We must also tell any affected individuals as quickly as possible.

Different parts of the world approach privacy and data protection differently. An individual’s fundamental right to privacy is reflected in the fact that data privacy laws are in force in over 100 countries. More and more we (and other multinationals) have to show that we’re handling personal data in line with a complex web of national data laws and society’s ethical expectations.

Impact

Failing to stick to data protection and privacy laws could result in regulatory enforcement action, fines, class-action, prison sentences and the regulator telling us to stop processing data.

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

What’s changed over the last year?

National regulators are more aggressively protecting their citizens’ privacy and data protection rights. They’re especially targeting companies that fail to do due diligence, or who knowingly accept (or ignore) a related risk for too long. This has been brought into sharp focus by the growth of data threats, with several big organisations suffering incidents.

There’s been a general trend toward bigger financial penalties and more frequent public shamings for organisations who break global privacy and data protection laws.

Health and safety

Our business — and in particular our UK engineering workforce — does a lot of work where our people could be injured or their health could be damaged. It’s essential we do all we can to keep our people safe; not only is it the law but it also means they’ll be better at their jobs.

Acquiring EE has also raised the exposure of our customers and staff to radio frequency emissions from wireless mobile devices and mobile telecoms sites. Media reports have suggested these emissions may cause health issues, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. According to the World Health Organization’s Fact Sheet Number 193, last reviewed in October 2014, there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards. Even so, we can’t provide absolute assurance that research in the future won’t establish links between radio frequency emissions and health risks.

Impact

Failure to implement and maintain effective health and safety management could have a huge impact on our people and our finances. It could lead to people getting injured, work-related sickness and service disruption for customers.

It could also result in our people and third parties making compensation claims against us, and fines or other sanctions being issued by regulators. There could even be criminal prosecutions against us, our directors and our people — all of which would harm our brand and business.

And of course an unhappy or unhealthy workforce also leads to higher work absence rates and lower performance levels.

What’s changed over the last year?

The range and complexity of risks has gone up as we’ve offered new services to our customers. Those risks include us doing more construction and electrical engineering work on our own network, as well as new contracts requiring us to maintain and extend the UK’s mobile network. We’ve taken a lot of steps to mitigate these risks — especially around how our people work with electricity or at height.

The integration of EE has introduced new elements such as high street retail and an expansion of existing risks such as operating customer contact centres.

We’re continuing to implement a strategy which embeds effective management of health and safety into all our operations and promotes health and wellbeing to help improve business performance. Two prosecutions against us for past incidents concluded in 2016 resulting in guilty verdicts and fines. Levels of sickness absence rose in the first part of the year but this trend reversed in the second half. Our workforce has also lost less time from injuries as a result of accidents.

Growth in a competitive market

Our markets are characterised by:

•	constant, rapid change;

•	strong, new competition;

•	falling prices and (in some markets) falling revenues;

•	technology changes;

•	market and product convergence;

•	customers moving between providers; and

•	regulation to promote competition and cut wholesale prices.

Potential impact

It’s important we grow our revenue profitably and sustainably to protect our cash flow. Failure to do so could limit our ability to invest in the business or pay dividends. It’s also important that we manage our cost base to be able to invest in growth opportunities.

What’s changed over the last year?

We’ve been executing our strategy by:

•	extending our 4G and fibre broadband coverage;

•	making good progress on integrating EE and hitting our synergy targets; and

•	investing to improve customer experience and the products we offer.

Our leading competitors have also been very active. Important developments included:

•	Virgin Media expanding its UK network;

•	Sky and Gamma launching new mobile services;

•	21st Century Fox’s bidding for the share in Sky it didn’t already own;

•	Sky launching a Now-TV branded triple-play bundle without a contract; and

•	TalkTalk’s continued success at growing its data revenues.

The level of competitive risk facing the business has worsened over the last 12 months. Some of our leading telecoms competitors have taken important steps to grow their revenues. In addition the threat from new competitors, enabled by disruptive technologies, continues to increase. Leading players, operating in adjacent markets, still view telecoms services as an attractive growth opportunity. In particular OTT providers, who already dominate messaging, are now increasingly turning their attention to voice.

There are also economic risks that could threaten revenue growth:

•	Downside risks to the UK and global economy are bigger than they were 12 months ago.

•	It’s unclear how much the UK economy will be impacted by the vote to leave the European Union, nor is it clear what trade arrangements will be agreed after the UK leaves.

Communications industry regulation

Regulation affects much of what we do.

In the UK, where Ofcom identifies concerns with the competitiveness of markets, it can set regulatory rules that require us to provide certain services on specified terms to our customers. The rules it imposes are assessed every three years via a series of market reviews focused on the supply of network access services to wholesale customers (for example, the supply of fixed access lines to support the provision of phone or broadband services, or the supply of business connectivity services). Ofcom can extend or remove rules as a result of its findings in a market review. Where controls are placed on our prices, these can be tightened or relaxed following a review of the expected costs of future supply. Ofcom will investigate our compliance with any regulatory rules in place and can impose fines and restitution on us if we don’t comply.

Ofcom also has powers to regulate the terms on which we get supplied with certain services by others — for instance, mobile call termination and wholesale access to certain pay-TV channels. This can increase our costs and affect the scope of services we can provide to customers. Ofcom can also sort out disputes between us and other communications providers about the terms on which services are supplied.

Outside the UK, general licensing requirements can make it tough for us to enter markets and compete. Regulation will also define the terms on which we can buy wholesale services from others.

Potential impact

Certain of our revenues come from supplying wholesale services to markets where Ofcom has found us to have significant market power. Most of these revenues relate to services where regulatory rules require us to cut average prices each year by a specific, real-term percentage for a three-year period.

Where other telecoms providers ask Ofcom to resolve disputes with us, there’s a risk that Ofcom may set the prices at which we supply services, and/or make us provide additional services. In some circumstances, Ofcom can adjust past prices and make us pay back amounts to wholesale customers.

Regulation outside the UK can hit our revenue too. For example, overly-restrictive licensing requirements or ineffective regulation of access to other networks mean we might not be able to compete fairly. Regulation can also define and control the terms of access to necessary regulated inputs, which raises our costs.

What’s changed over the last year?

There’s been a lot of regulatory activity in different areas over the last year. Ofcom has started market reviews in relation to wholesale narrowband access, wholesale local access and wholesale broadband access. We’ve summarised this in the Regulation section on page 28 of the Annual Report 2017 incorporated herein by reference.

In March 2017 Ofcom found that Openreach had breached its contractual and regulatory obligations by inadequately and retrospectively applying Deemed Consent between January 2013 and December 2014; and that Openreach then failed to compensate communications providers fully. As a result of the findings, Ofcom imposed a fine on BT and Openreach agreed to compensate communications providers outside of BT in full. See page 32 of the Annual Report 2017 incorporated herein by reference.

Alongside the standard cycle of market reviews, in March 2015 Ofcom announced an overarching strategic review of the digital communications market. In March 2017 we reached agreement with Ofcom on the legal separation of Openreach, subject to consultation by Ofcom and changes to legislation to retain the Crown Guarantee on Openreach employees. Under this arrangement Openreach will have its own board and make its own investment decisions, within an overall budget set by BT. Although we believe that this is a good solution for BT and the UK communications market, we will face the risks and challenges that come with operating an independent business within BT.

Pensions

We have a large funding obligation to our defined benefit (“DB”) pension schemes. The largest of these, the BT Pension Scheme (BTPS or Scheme), represents over 97% of our pension obligations. The BTPS faces similar risks to other UK DB schemes: things like future low investment returns, high inflation, longer life expectancy and regulatory changes may all mean the BTPS becomes more of a financial burden.

Potential impact

The last funding valuation of the BTPS, as at 30 June 2014, provides certainty over scheme funding until the forthcoming valuation, due to start in June 2017, is concluded.

If there’s an increase in the pension deficit at the next valuation date, we may have to increase deficit payments into the Scheme. Higher deficit payments could mean less money available to invest, pay out as dividends or repay debt as it matures, which could in turn affect our share price and credit rating.

We’re considering a number of options for funding the deficit after the next valuation, as at 30 June 2017. These options include considering whether there are alternative approaches to only making cash payments, including arrangements that would give the BTPS a prior claim over certain BT assets.

What’s changed over the last year?

The pension deficit of the BTPS is calculated as the value of the assets less the value of the liabilities. The deficit at the valuation date will influence the deficit payments we agree.

A number of things affect the liabilities, including expected future investment returns at the valuation date. When considering expected future returns, we review different factors including yields (or returns) on government bonds, which have fallen in the year and have dropped significantly since 30 June 2014. If a lower future investment return is assumed at the next valuation our liabilities would likely go up.

Asset returns have been positive over the year with strong returns from equities and government bonds.

Political risk

Across our operations we are exposed to the effects of political and geopolitical risks, in particular:

•

In the UK, internet access is increasingly seen as an essential part of people’s lives. As a result, the level of political debate and focus on issues such as quality and speed of service has increased. As well as providing a critical element of the UK’s national infrastructure, we are also engaged in supporting high profile programmes such as BDUK and the Emergency Services Network.

•

The result of the UK referendum to leave the European Union (‘Brexit’) has significantly increased political uncertainty. This has been exacerbated by the possibility of further political change across the United Kingdom, most notably a second referendum that may be held on Scottish independence.

•

Outside the UK, political and geopolitical risk can impact our business through changes in the regulatory and competitive landscape, but also as a direct threat to our people and assets as a result of social unrest or a break down in the rule of law.

Potential impact

Political uncertainty can have direct financial consequences across the economy, impacting for example foreign exchange rates, the availability and cost of capital, interest rates and also resulting in changes in the tax regime. For BT specifically, the most significant impact of political risk is its potential interaction with some of our other Principal Risks. In the UK, we are seeing an increasing overlap between political debate and the regulatory environment, with the potential that our Communications Industry Regulation risk increases as a result.

The impacts of Brexit are still uncertain while the UK’s future relationship with the EU is determined. However, there is the potential for our costs to increase (for example through any changes required to our systems to reflect new taxes or customs duties); regulatory risk to increase as a result of any future divergence with the EU regime, including on data flows; supplier disruption to occur as a result of challenges in suppliers’ own organisations and supply chains; and for delivery of a great customer experience to become more challenging if it becomes harder for us to recruit and retain talent.

Geopolitical risk outside the UK can most clearly impact our Communications Industry Regulation risk, but also our Security and Resilience risks where it poses a threat to the continuity of our operations.

What’s changed over the last year?

The most significant development was the referendum on 23 June 2016 by which the UK voted to leave the EU. That was immediately followed by political change, a fall in Sterling, UK bond credit rating downgrades and uncertainty for business and foreign direct investment. On 29 March 2017, Article 50 was triggered initiating a two-year period of negotiation for the UK to leave the EU. In the same month, Scottish First Minister Nicola Sturgeon confirmed she would seek the approval of the Scottish Parliament to open discussions with the UK Government on legislating for a second Scottish independence referendum. UK Prime Minister Theresa May has said that permission would not be forthcoming during Brexit negotiations, potentially opening the possibility of a referendum in 2019 or 2020. Further change may also now follow as a result of the General Election called for 8 June 2017. From a telecoms perspective, this has been played out against the backdrop of the progression of the Digital Economy Act and in particular debate around Ofcom’s Digital Communications Review, and of dialogue on the European Electronic Communications Code revisions.

Financial Risk

In common with other major international businesses, we are exposed to a variety of financial risks. These include treasury risks, which arise principally from market risk (including interest rate risk and foreign exchange risk), credit risk, and liquidity risk. They also include tax risk, principally that we need to understand fully the current and future tax consequences of business decisions to comply with tax rules and avoid financial and reputational damage.

Potential impact

If there is an adverse movement in foreign exchange and interest rates there could be a negative impact on the group’s profitability, cash flow, and balance sheet.

The failure of Treasury counterparties to honour financial obligations could have an adverse impact on the group’s liquidity (for example from the loss of cash deposits) and profitability (for example from increased finance expenses). A deterioration in liquidity could have an adverse impact on the Board’s assessment of going concern, particularly if combined with an inability to refinance maturing debt.

If we fail to comply with tax rules then we could face financial penalties and reputational damage. Beyond compliance, if we don’t adequately reflect the current and future tax consequences in our business decisions, we might make bad decisions resulting in financial loss and potentially financial misstatements, as well as reputational damage.

What’s changed over the last year?

Following the UK referendum to leave the European Union, we saw increased volatility in foreign exchange rates. However, we continue to face the same treasury risks as in financial year 2015/16.

From a taxation perspective, BTs business continues to evolve rapidly, creating different tax consequences, for example the acquisition of EE and the DCR. Global tax rules also continue to evolve, for example the OECD’s Base Erosion and Profit Shifting project and the prospect of US tax reform, changing the current and future tax consequences of business decisions.

Security and resilience

The security and continuity of our services are critical factors in our commercial success. Our networks and systems are constantly exposed to many different threats, and our customers expect the highest standards of protection and recovery planning to minimise any impact on our services.

Cyber-attacks on our own IT systems and those of our customers are becoming more frequent and sophisticated, and we’re investing heavily to keep pace with this growing threat to steal data or equipment or damage our infrastructure. However, service interruption can result from many other sources. These include physical threats like fire, explosion, flooding, overheating, extreme cold or power failure; logical threats such as equipment failure or problems encountered with software upgrades or major changes; or disruptions in our supply chain.

Potential impact

In the event that our protective measures fail to prevent or contain a major security or continuity incident we might incur major financial loss, long-term damage to reputation and loss of market share. Regulatory sanctions, fines and contract penalties might be applied, contracts might be terminated, and costly concessions might be needed, together with unplanned and rapid improvements to retain business and rebuild trust. We might also miss opportunities to grow revenue and launch new services ahead of the competition.

What’s changed over the last year?

The acquisition of EE has substantially changed our security risk, adding large volumes of bank account and credit card data which are attractive to hackers. The rapidly escalating cyber threat is recognised as a major risk faced by organisations across the world, and we’re clearly seen as a legitimate target for cyber-incidents. We’re also exposed to collateral damage from attacks on our suppliers and customers by highly motivated and well-resourced nation state actors and criminal gangs.

We responded to several potentially serious cyber-attacks during the year, and attempts to compromise our systems using known hacking tools have repeatedly failed. We’ve made real progress on improving risk controls, but more needs to be done to make sure we can keep up with the growing threat. The two major data breaches announced by Yahoo in September and December 2016 both included BT mail account records dating from 2013 and 2014. Some of these accounts are still vulnerable because their owners have never changed their passwords. The customers affected were quickly advised to reset their passwords, and forced resetting of passwords will be applied where necessary.

Following the impacts of the winter storms of 2016/17, and the publication of the UK National Flood Resilience Review, it’s clear that the risk of extreme weather events is increasing. In response, our flood preparedness programme has seen major enhancements in our defence and response capabilities.

Major contracts

We have a number of complex and high-value national and multinational customer contracts. The revenue and profitability of these contracts are affected by things like: variation in cost; achieving cost savings anticipated in contract pricing (both in terms of scale and time); delays in achieving agreed milestones owing to factors either in or out of our control; changes in customers’ needs, their budgets, strategies or businesses; and our suppliers’ performance. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk varies with the scope and life of the contract and is typically higher in the early stages. Some customer contracts need investment in the early stages, which we then expect to recover over the life of the contract.

Major contracts often involve implementing new systems and communications networks, transforming legacy networks and developing new technologies. Delays or missed milestones might have an impact on us recovering these upfront costs. There’s a substantial performance risk in some of these highly-complex contracts.

Potential impact

If we don’t manage to meet our commitments under these contracts — or if customers’ needs, budgets, strategies or businesses change — then our expected future revenue, profitability and cash generation may go down. Unexpectedly high costs associated with fulfilling particular transformational contracts could also hit profitability. Earnings may drop. Contracts may even become loss-making through loss of revenue, changes to customers’ businesses (due to, for example, mergers or acquisitions), business failure or contract termination.

One of our largest and highest risk contracts is the delivery of a key element of the UK Emergency Services Network (ESN) on our EE mobile network. The complexities described above all apply to this programme. So far delivery has gone well, but there are still plenty of challenging parts of the programme to be delivered including aspects of the contract that are not in our control.

We’re still delivering contracts with local authorities through regional fibre deployment programmes, including the Broadband Delivery UK programme (BDUK). As with our other major contracts, if we fail to deliver these contracts successfully it might lead to reduced future revenue, profitability and cash generation.

As well as carrying a higher reputational risk, these contracts present specific risks around deployment, delivery and our ability to recover public funding. We also have an obligation to potentially either reinvest or repay grant funding depending on lots of different factors — including how many customers take up a new service.

What’s changed over the last year?

We’ve acquired EE and with it the Emergency Services Network programme, which is a high-profile contract delivered with several partners and managed by the Home Office. To date we’ve delivered on our commitments but it’s still a high-risk programme and is being managed as such.

Tough market conditions continue and the impact of the UK voting to leave the EU has meant some customer programmes have been delayed, which has had an impact on the business. Customers are requiring more flexibility in their contracts.

The majority of our first phase of BDUK contracts have now completed deployment, with the remainder closing in 2017/18. We’re now mid-delivery of the second phase of contracts (SEP). Whilst these contracts are smaller in scale and coverage, the deployment challenges are significantly greater in terms of the geography encountered as we reach further into the final 5%.

While our broadband contracts and ESN carry a different risk profile to other major corporate contracts, we apply our governance and reporting processes to make sure we identify risks and mitigation activities and report them to management.

Supply chain

We operate in a global supply market, with a variety of supply chains ranging from simple to very complex. Guaranteeing their integrity and continuity is critical to our operations.

Global markets expose us to global risks, including different standards in labour, environmental and climate change practices. We weigh up the impact and likelihood of external market forces on our suppliers’ ability to support us. A global supply market means better sourcing opportunities, but brings challenges if suppliers become more geographically and culturally remote from our customers — or if governments put barriers in the way of doing business to protect national economic interests.

Our dealings with suppliers — from the way we choose them, to the contracts we sign and how we pay them — follow our trading and ethical policies.

Impact

If something goes wrong in our supply chain, the speed and scale of impact can vary. We need to determine the potential damage to customer experience, the likelihood of higher costs and the potential damage to our brand. If losing an important supplier meant that we had to change technologies, it could cost us a lot of money. If we couldn’t find an alternative supplier, it might compromise the commitments we make to our customers, which could in turn lead to breach of contract, lost revenue or penalties.

If any link in our supply chain falls foul of the law, or fails to meet our ethical expectations, that could damage our reputation — possibly leading to legal action and lost revenue.

What’s changed over the last year?

We dedicate time to assessing emerging geo-political threats and the impact they could have on our supply chain. These include the impacts of the UK leaving the EU; economic problems in countries like Venezuela; increasing regulation over the privacy of personal data; and the growing threat of cyber-attacks on networked ICT systems.

We note the continuing trend of mergers and acquisitions in some of the global markets in which we source products and services. It highlights the risk of us becoming too dependent on single or monopolistic suppliers — particularly those less constrained by regulation and who might charge us more than their domestic customers.

Employee engagement

Our people are a vital part of our ambition to deliver a positive customer experience and sustainable, profitable revenue growth. Our people strategy supports this ambition by creating an environment where people can thrive as part of a dynamic business. Great employee engagement is necessary to ensure we meet our strategic aims.

Potential impact

If we fail to recruit, retain and engage our workforce it could impact our ability to deliver a great customer experience and continue to grow the business. Furthermore, a failure to develop and retain talent could result in a greater need for external recruitment, which would add cost to the business. Poor engagement also raises the risk of general industrial unrest and action.

What’s changed over the last year?

Following the acquisition of EE we’re working to bring these two businesses together into a truly integrated company. We’ve identified examples of best practice from both organisations that will act as building blocks for our ‘better than both’ ambition. We’ve launched a new set of values to reflect this. We’ve launched a new employee survey and approach which make it easier for managers and their teams to see the key things they need to do to improve levels of engagement and better serve our customers.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Additional information — Information for shareholders — Background” on page 228;

•	“Group performance — Capital expenditure” on page 93; and

•	“Report of the Directors — Statutory information — Capital management and funding policy” on page 99 of the Annual Report 2017 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Overview” on page 3;

•	“Our strategy” on page 4;

•	“How we’re doing” on page 6;

•	“Key performance indicators” on page 10;

•	“Our business model” on page 11;

•	“Resources, relationships and sustainability” on page 15;

•	“Our lines of business” on page 53;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 129;

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 227; and

•	“Additional information — Information for shareholders — Further note on certain activities” on page 230 of the Annual Report 2017 is incorporated herein by reference.

4.C Organizational structure

The information set forth under the heading “Overview” on page 3 of the Annual Report 2017 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Related undertakings” on page 206;

•	“Resources, relationships and sustainability — Our networks and physical assets” on page 19;

•	“Resources, relationships and sustainability — Properties” on page 21; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 144 of the Annual Report 2017 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2017.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Our lines of business” on page 53;

•	“Group performance” on page 88;

•	“Our relationship with HM Government” on page 28;

•	“Regulation” on page 28;

•	“Protecting the environment” on page 32;

•	“Our performance as a sustainable and responsible business” on page 35;

•	“Additional information — Alternative performance measures” on page 225; and

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 227 of the Annual Report 2017 is incorporated herein by reference.

5.B Liquidity and Capital Resources

The information set forth under the headings:

•	“Group performance” on page 88;

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 227;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 165;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 169; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 178 of the Annual Report 2017 is incorporated herein by reference.

5.C Research and development, patents and licenses

The information set forth under the heading “Resources, relationships and sustainability — Research and development” on page 21 of the Annual Report 2017 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Group performance” on page 88; and

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 227 of the Annual Report 2017 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Report of the Directors — Statutory information — Off-balance sheet arrangements” on page 100 of the Annual Report 2017 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Group performance — Contractual obligations and commitments” on page 98 of the Annual Report 2017 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2017 Annual Report which is incorporated into this annual report by reference.

6.B Compensation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2017 Annual Report which is incorporated into this annual report by reference.

6.C Board practices

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2017 Annual Report which is incorporated into this annual report by reference.

6.D Employees

The information set forth under the headings:

•	“Resources, relationships and sustainability — Our people” on page 15; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 134 of the Annual Report 2017 is incorporated herein by reference.

6.E Share ownership

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item  6.E of the BT Group plc 2017 Annual Report which is incorporated into this annual report by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2017 Annual Report which is incorporated into this annual report by reference.

7.B Related party transactions

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 177 of the Annual Report 2017 is incorporated herein by reference.

Other than with respect to the information regarding contracts with Deutsche Telekom set forth under the heading “Additional information — Information for shareholders — Material contracts” on page 231 of the Annual Report 2017 incorporated herein by reference (which became effective at the time Deutsche Telekom became a related party, in the preceding three fiscal years up to the date of this Form 20-F, there have not been any transactions or presently proposed transactions between a member of the Group and Deutsche Telekom or its subsidiaries or affiliates which are material to the Group or Deutsche Telekom, or any transactions between them that are unusual in their nature or conditions.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“Report of the Directors — Statutory information — Dividend” on page 99;

•	“Report of the Directors — Statutory information — Legal proceedings” on page 100;

•	“Group performance — Dividends” on page 92;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 178; and

•	“Additional information — Information for shareholders — Articles of Association (Articles) — Dividends” on page 229 of the Annual Report 2017 is incorporated herein by reference.

8.B Significant changes

The information set forth under the heading “Report of the Directors — Statutory information — Going concern” on page 100 of the Annual Report 2017 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

Not applicable

9.B Plan of distribution

Not applicable

9.C Markets

Not applicable

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable

10.B Memorandum and Articles of Association

The information set forth under the heading “Additional information — Information for shareholders — Articles of Association (Articles)” on page 228 of the Annual Report 2017 is incorporated herein by reference.

10.C Material contracts

The information set forth under the heading “Additional information — Information for shareholders — Material contracts” on page 231 of the Annual Report 2017 is incorporated herein by reference.

10.D Exchange controls

The information set forth under the heading “Additional information — Information for shareholders — Limitations affecting security holders” on page 231 of the Annual Report 2017 is incorporated herein by reference.

10.E Taxation

Not applicable

10.F Dividends and paying agents

Not applicable

10.G Statement by experts

Not applicable

10.H Documents on display

The information set forth under the heading “Additional information — Information for shareholders — Documents on display” on page 231 of the Annual Report 2017 is incorporated herein by reference.

10.I Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies — Financial instruments” on page 127; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 169 of the Annual Report 2017 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the headings:

•	“Report of the Directors — Statutory information — UK Internal control and risk management” on page 101;

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002” on page 102 of the Annual Report 2017 is incorporated herein by reference.

15.(a) Disclosure Controls and Procedures

The information set forth under the headings:

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Controls and Procedures — Background” on page 102; and

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Controls and Procedures — Disclosure controls and procedures” on page 102 of the Annual Report 2017 is incorporated herein by reference.

15.(b) Management’s annual report on internal control over financial reporting

The information set forth under the headings:

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Controls and Procedures — Background” on page 102;

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Controls and Procedures — Management’s Report on Internal Control over Financial Reporting” on page 103;

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Controls and Procedures — Material Weakness in Internal Control over Financial Reporting” on page 103;

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Controls and Procedures — Audit of the Effectiveness of Internal Control over Financial Reporting” on page 103; and

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Controls and Procedures — Remediation” on page 103 of the Annual Report 2017 is incorporated herein by reference.

15.(c) Attestation report of the registered public accounting firm

The information set forth under the heading “Report of Independent Registered Public Accounting Firm” on page 108 of the Annual Report 2017 is incorporated herein by reference.

15.(d) Changes in internal control over financial reporting

The information set forth under the headings:

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Controls and Procedures — Remediation” on page 103; and

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002 — Controls and Procedures — Changes in Internal Control Over Financial Reporting” on page 104 of the Annual Report 2017 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2017 Annual Report which is incorporated into this annual report by reference.

ITEM 16B. CODE OF ETHICS

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2017 Annual Report which is incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 135 of the Annual Report 2017 is incorporated herein by reference.

16C.(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 135 of the Annual Report 2017 is incorporated herein by reference.

16C.(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 135 of the Annual Report 2017 is incorporated herein by reference.

16C.(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 135 of the Annual Report 2017 is incorporated herein by reference.

16C.(e)

The information set forth under the headings:

•	“Report of the Directors — Statutory information — Audit tender” on page 101; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 135 of the Annual Report 2017 is incorporated herein by reference.

16C.(f)

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

PricewaterhouseCoopers LLP (PwC) is our current auditor and will be proposed to shareholders for reappointment as auditor for 2017/18 at our Parent Company’s (BT Group plc) next Annual General Meeting to be held on 12 July 2017.

PwC and the predecessor firms have been our auditors since we listed on the London Stock Exchange in 1984 and their reappointment has not been subject to a tender in that time. Our Parent Company reported in its Annual Report & Form 20-F 2016 the proposal to tender the audit no later than 2019, but that the Parent Company’s Audit & Risk Committee would keep the external audit arrangements under review annually in accordance with the new auditor rotation rules in the United Kingdom. In its annual review, the Audit & Risk Committee recommended to our Parent Company’s Board that the audit tender process be undertaken in 2017/18 with a view to appointing new auditors for the financial year 2018/19.

PwC advised the Audit & Risk Committee on 11 April 2017 that they will not participate in the tender process and so have effectively indicated that they have declined to stand for re-election after the completion of the 2017/18 audit for the purposes of Item 16F(a)(1)(i) of Form 20-F. In this regard we note that they would only be permitted to serve as our auditors until the end of the 2019/20 audit due to the new auditor rotation rules in the United Kingdom. We expect the audit tender process to be completed by our Parent Company’s Annual General Meeting in July 2017, such that there can be an effective transition by the selected audit firm during the 2017/18 audit process. PwC will continue to serve as our auditors until they have completed the audit of the 2017/18 financial statements.

PwC audited our financial statements for 2014/15 and 2015/16 as well as the 2016/17 financial statements included in this Form 20-F. None of the reports of PwC on those financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During such fiscal years there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with their reports. During such fiscal years there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F other than management concluded that there was a material weakness in internal control over financial reporting as at 31 March 2017 in respect of the Italian business as described on page 103.

We have provided PwC with a copy of this disclosure in response to Item 16F and requested that PwC provide us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of PwC’s letter, dated 25 May 2017, is attached as Exhibit 15.3 to this Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the headings:

•	“Report of Independent Registered Public Accounting Firm” on page 108;

•	“Consolidated financial statements” on page 109; and

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 114 of the Annual Report 2017 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company adopted on 5 August 2010, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 27, 2011

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer

13.1	Section 906 Certification

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

15.2*	Annual Report & Form 20-F 2017

15.3	Letter from PricewaterhouseCoopers LLP to the U.S. Securities and Exchange Commission, dated May 25, 2017

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report & Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH TELECOMMUNICATIONS plc

By:	/s/ Glyn Parry
Name:	Glyn Parry
Title:	Principal Financial Officer

Date: May 25, 2017