Form 20-F
period 2018-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2018-05-24
CIK 820534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2018

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

BT Americas Inc.

8951 Cypress Waters Blvd

Suite 200

Dallas, TX 75019

United States

FAO Richard Nohe, Vice President and Chief Counsel North America

(203) 461-8098

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

All references in this Form 20-F to “us”, “we” or the “Company”, are to British Telecommunications plc. None of the websites referred to in the Annual Report & Form 20-F for the year ended March 31, 2018 included as Exhibit 15.2 to this Form 20-F (“Annual Report 2018”), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Annual Report & Form 20-F for the year ended March 31, 2018 (the “BT Group plc 2018 Annual Report”) dated May 24, 2018, which is incorporated into this annual report by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

Principal risks and uncertainties

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

We recognise the uncertainty that political and geo-political risks present, and have continued to operate a specific Brexit programme across BT that looks at how we might be affected and what our response should be. This programme is keeping a close watch on developments, and reports to a steering group chaired by the BT group CFO.

OUR PRINCIPAL RISKS

Compliance risks

Significant control failure

It’s crucial that we maintain high ethical standards. We respect human rights and we don’t tolerate fraud, bribery, any form of corruption or any illegal or unethical activity.

We follow local and international law, including anti-corruption and bribery laws. The UK Bribery Act and US Foreign Corrupt Practices Act (FCPA) have extraterritorial reach, so cover our global operations. We also have to make sure we follow trade sanctions and import and export controls. We comply with the Modern Slavery Act and follow international standards on human rights, such as the International Labour Organisation’s Principles and the UN Guiding Principles on Business and Human Rights.

We also face the risks associated with inappropriate and unethical behaviour in local and other markets by our people or associates, such as suppliers or agents, which can be difficult to detect. There is also a risk that our controls, which are designed to prevent, detect and correct such behaviour, may be circumvented. Controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions, regardless of how remote.

Financial controls, and the assurance that exists over them, play an important part in our ability to prevent and detect inappropriate behaviour. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Potential impact

If our people, or associates like suppliers or agents, breach anticorruption, bribery, sanctions or other legislation there could be significant penalties, criminal prosecution and damage to our brand. This could have an impact on future revenue and cash flow depending on the nature of the breach, the legislation concerned and any penalties. If we were accused of corruption, bribery, human rights abuses, violating sanctions regulations or other laws, it could lead to reputational damage with investors, regulators, civil society and customers. A breakdown in our financial control framework could result in financial misstatement.

What’s changed over the last year?

We’ve seen an increase in Speak Up (BT’s confidential hotline service) reports and conflict of interest registrations. In 2017/18 Speak Up reports increased by 63% on the previous year. This is indicative of a culture where people are more aware and confident to tell us about their concerns.

In terms of anti-corruption and bribery enforcement generally, we’ve continued to see a steady flow of significant cases from both the UK Bribery Act and the FCPA. In the US 11 companies paid a total of $1.92 billion to resolve FCPA cases in 2017. There’s also been an increase in legislation (either enacted or proposed) to address and report on human rights abuses by companies.

Processing our customers’ data

We control and process huge quantities of customer data around the world, so observing data privacy laws is something we take extremely seriously. It’s essential that individuals and businesses can trust us to do the right thing with their data.

We make sure our customers’ data is secure, and protected against both internal and external threats (eg cyber attacks). Being trusted with our customers’ data goes further than that though. It means preserving the integrity of the personal data we process, and only keeping the things we need to provide customers with the services they’ve signed up for. It also means being transparent around how we use customer data, who we share it with, making sure the way we process personal data is legal, fair and in line with customers’ rights and wishes, and ensuring that we fulfil the legal obligations we have when customers want to exercise their rights under data legislation.

As a communications provider we currently operate under a stringent reporting regime to tell the UK Information Commissioner’s Office (ICO) if we become aware of a personal data security breach. We must also tell any affected individuals as quickly as possible if the incident is likely to have a significant impact on them. On 25 May 2018 EU General Data Protection Regulation (GDPR) will come into force. We are in the process of implementing more stringent procedures around data protection in order to comply with the GDPR requirements, which may lead to higher regulatory compliance costs.

An individual’s fundamental right to privacy is reflected in the fact that data privacy laws are in force in more than 100 countries. The nature of those laws vary across different parts of the world. Increasingly we (and other multinationals) have to show that we’re handling personal data in line with a complex web of national data laws and society’s ethical expectations.

Potential impact

Failing to stick to data protection and privacy laws could result in regulatory enforcement action, significant fines, class-action, prison sentences and the regulator telling us to stop processing data.

On top of that, we could see huge reputational damage and big financial losses. Those losses could come from fines and damages if we fail to meet our legal requirements, as well as costs resulting from having to terminate customer contracts and the subsequent customer churn. Companies who’ve had high profile data incidents have seen a significant impact to their share price and suffered ongoing costs from their non-compliance.

What’s changed over the last year?

The GDPR is deemed one of the biggest shake ups in data law for over a decade. It’s been created to update the existing law to ensure that individuals’ data is protected and secured and gives people a greater say as to how their data is used. It also increases their rights as to how their personal data is kept, used and retained by businesses. The sanctions for breaching the GDPR are significantly higher than under the previous regime, which could result in a substantial fine in the event of a breach.

Scrutiny from national regulators is increasing as companies are monitored to ensure they’re working towards compliance with the new law. In addition within the last 12 months several large companies have suffered further well-publicised data incidents and the general trend towards bigger financial penalties has increased.

Health, safety and wellbeing

Our people are crucial to our business and if they feel safe, healthy and happy they will perform better for our customers and our shareholders. Working to reduce the risk of harm to our people helps us comply with health and safety laws wherever we operate.

Many of our people, especially our UK engineers, work for much of the time in community settings where we have limited control over the working environment. Much of the network is carried above ground level and temporary work at height is a major risk for us – over the course of a year our people will undertake millions of climbing jobs. All of our people work in a fast-paced and highly competitive sector where change is constant and psychological pressures are significant. Managing physical and psychological hazards is therefore complex.

Potential impact

We work to make sure our people go home safely every day. Any health and safety failure could result in injury to our people or members of the public, financial penalties, and/or reputational damage.

The wellbeing of our colleagues is important if we’re to transform our business while continuing to recruit, retain and engage our workforce to deliver a great customer experience and grow the business. An adverse reaction to change could impact talent retention, resulting in a loss of critical skills and greater need for external recruitment, which would add cost to the business. Poor engagement also raises the risk of general industrial unrest and action.

What’s changed over the last year?

Changes in technology and working practices help to reduce the physical risks to our people. For example, the shift from copper to fibre in the network means our work involves less heavy manual labour, reducing the risk of musculo-skeletal disorders as a result. Conversely, people increasingly seek to attribute common health problems to past work activity with the aim of securing compensation, and the regulatory environment is getting harsher.

In parallel, a change in our workforce is increasing risks in areas such as driving. We’ve had a mature workforce with little labour turnover for many years. That cadre is reaching retirement age at the same time as demand for our products and services is increasing, and so we’re recruiting large numbers of younger people. The new intake has a different risk attitude, combined with less experience, so we need to make sure we put in additional safeguards with less reliance on expertise and individual judgement.

The pace of upgrading the network, fixed and mobile, has continued to accelerate. That increases our civil engineering workload and the hazards and risks associated with that type of work. The Grenfell Tower fire has raised awareness of fire issues – we’ve reviewed cladding across the BT estate and we’re examining a range of other aspects of fire safety.

The pace and scale of change within the business has also continued to accelerate and we’re aware this has a psychological impact on our people. The risk of epidemic disease is constant; this year our main focus has been on pneumonic plague and influenza.

Competition and technology risks

Our markets are characterised by intensifying competition from established players and new entrants. This competition compounds some of the external challenges that we see in the market place, notably:

•	fixed broadband and mobile connectivity nearing saturation, with most segments of the UK telecoms markets now growing below the rate of inflation;

•	customers seeking fast migration from higher-margin legacy products to fully digitised, converged, secure, faultless solutions;

•	efficient markets demanding clear differentiation for premium pricing, driving price deflation of basic connectivity and data;

•	high exit barriers, prolonging and intensifying competition even when selected companies in the sector are struggling to generate economic returns.

Technology change is also a key characteristic of our sector. We need to be able to identify emerging technologies, assess how customers will adopt these technologies, and invest accordingly, frequently a long-time before the demand materialises. We also need to respond to changes in the use of existing technology, such as the exponential growth the sector has seen in data consumption and network capacity requirements.

Potential impact

Intensified competition can result in lower volumes and/or prices than we currently forecast. If we do not respond effectively to competition then we can lose market share, revenue and/or profit.

In addition, new technology developments can lead to accelerated obsolescence of our current products, increased investment requirements, new sources of competition and/or the deterioration of our competitive position. This in turn can result in lower volumes and prices, stranded assets and higher costs. A failure to invest optimally in technology today can have implications for our market position and ability to generate future returns.

What’s changed over the last year?

Set against a challenging economic climate, in which the outlook for the UK economy has deteriorated, our leading competitors have been very active over the last 12 months. Important developments included:

•	a move into fibre through a partnership with an existing provider

•	expansion of existing UK fibre networks

•	the launch of ‘zero-rated’ mobile data propositions.

Technological developments and changing customer preferences also continue to create risk to our business model. For example:

•	While mobile data usage continues to grow, prices per gigabyte of network traffic have continued to fall. The ongoing profitability of our mobile operations hinges on our being able to successfully monetise mobile data growth in the face of strong competition.

•	Support for a large-scale deployment of FTTP infrastructure among key stakeholders has increased. However, there is still material uncertainty as to whether a viable economic case can be found for large-scale deployment. The economic case for FTTP remains challenging given superfast broadband coverage now exceeds 90% and the majority of end users are currently only willing to pay a low premium for additional speeds.

Communications industry regulation

Regulation affects much of what we do.

In the UK, where Ofcom identifies competition concerns in communications markets, it can set rules requiring us to provide certain services on specified terms to our customers. Ofcom reviews markets regularly and can introduce, extend, relax or remove rules as a result of its findings. It has powers to conduct specific investigations about market behaviour, including price levels. In addition, Ofcom can set out rules for spectrum auctions and to ensure consumer protection in the sector.

Ofcom will investigate our compliance with regulatory requirements and can impose fines and restitution on us if we fail to comply.

Following the Government’s rejection of our voluntary commitment, a broadband universal service will now be delivered through a regulatory obligation. We acknowledge the impact that this will have on industry and the risks attached to a regulatory broadband USO. We will work hard with Ofcom to find a solution that works for our customers and society, and that minimises the distortions for industry.

Ofcom also has powers to regulate the terms on which we’re supplied with certain services by others – for instance, mobile call termination – and can sort out disputes between us and other communications providers about the terms on which services are supplied. Appeals of regulatory decisions also give rise to risks (and opportunities).

Outside the UK, regulation defines where and how we are able to compete through licensing rules and defining the terms on which we are able to access networks of incumbent operators.

Potential impact

Some of our revenue comes from supplying wholesale services to markets where Ofcom has found us to have significant market power. Most of this revenue relates to services where regulation requires us to cut average prices each year by a specific, real-term percentage for a three-year period.

Where other telecoms providers ask Ofcom to resolve disputes with us, there is a risk that Ofcom may set the prices at which we supply services, make us provide additional services and/or impact how we structure our business. In some circumstances, Ofcom can adjust past prices and make us pay back amounts to wholesale customers.

Regulation outside the UK can hit our revenue too. For example, overly-restrictive licensing requirements or ineffective regulation of access to other networks mean we might not be able to compete fairly. Regulation can also define and control the terms of access to necessary regulated inputs, which raises our costs.

What’s changed over the last year?

Ofcom has concluded market reviews in relation to wholesale narrowband access, wholesale local access and wholesale broadband access. They have also decided not to impose a temporary remedy requiring BT to provide a restricted form of dark fibre (at and below 1Gbit/s) in the leased lines markets, but will consider this again in their upcoming business connectivity market review. We have summarised this on page 29 of the Annual Report 2018 incorporated herein by reference.

We successfully appealed Ofcom’s Business Connectivity Market Review (BCMR) statement to the Competition Appeal Tribunal which found in our favour and remitted the decision back to Ofcom. It has also started its next market review on BCMR.

In the retail market, Ofcom also expressed concerns in relation to the prices charged to voice-only customers. We’ve responded to Ofcom’s concerns by agreeing to cut those prices. We’ve also introduced an automatic compensation scheme for slow repairs, missed appointments and delayed installations. Ofcom has also revised the General Conditions and the changes will come into force in October 2018.

Alongside the standard cycle of market reviews, we’ve been working hard to deliver on the Commitments made to Ofcom in March 2017 as part of its Digital Communications Review. We’ve made significant progress in this area, and have now introduced changes to our internal processes to ensure that we comply with both the letter and spirit of the commitments.

Political risk

Across our operations we are exposed to the effects of political and geopolitical risks, in particular:

•	In the UK, internet access is increasingly seen as an essential part of people’s lives. As a result, political debate continues to focus on network coverage, quality and speed of service, as well as broader issues of online safety and security. As well as providing a critical element of the UK’s national infrastructure, both fixed and wireless, we’re also engaged in supporting high-profile programmes such as BDUK and the Emergency Services Network.

•	The result of the UK referendum to leave the European Union (‘Brexit’) significantly increased political uncertainty. This continues to impact political debates around the United Kingdom, such as the possibility of a second Scottish Independence referendum and the complex situation in Northern Ireland including border matters.

•	Outside the UK, political and geopolitical risk can impact our business through changes in the regulatory and competitive landscape – an example is the US Administration’s changed approach to trade policy—but also as a direct threat to our people and assets as a result of social unrest or a breakdown in the rule of law.

Potential impact

Political uncertainty can have direct financial consequences across the economy, impacting for example foreign exchange rates, the availability and cost of capital, interest rates and also resulting in changes in the tax regime. For BT specifically, the most significant impact of political risk is its potential interaction with some of our other Principal Risks. In the UK, we’re seeing an increasing overlap between political debate and the regulatory environment, with the potential that our Communications Industry Regulation risk increases as a result.

The impacts of Brexit are still uncertain while the UK’s future trading and transition relationship with the EU is determined, albeit the agreement in principle on a number of withdrawal measures was welcome, notably the commitment to protect the rights of EU citizens living in the UK and vice versa. There is the potential for our costs to increase, for example through any changes required to our systems to reflect new taxes or customs duties or other processes. Our regulatory risk could increase if there were to be future divergence with the EU regime. Our suppliers may face disruption as a result of challenges in their own organisations and supply chains. Also, delivering a great customer experience and great network will become more challenging if it is harder for us to recruit and retain skilled talent and to source sufficient construction workforce. The UK economy may also suffer as a result of this uncertainty.

Geopolitical risk outside the UK can most clearly impact our Communications Industry Regulation risk, but also our Security and Resilience risks where it poses a threat to the continuity of our operations.

What’s changed over the last year?

This has been a complex year, given the 2017 General Election, EU Withdrawal Bill, Brexit negotiations and other policy measures. A second Scottish Independence Referendum became less imminent as the SNP has a significantly reduced number of Scottish seats (albeit a majority still). In December 2017, the Government reached agreement in principle with the EU on divorce measures around people, money and Irish border principles; negotiations early in 2018 focused on finalising withdrawal issues and also moved on to transition and trading arrangements. What trading relationship the UK/EU will end up with and by when is unclear.

In the UK, the conclusion of Ofcom’s Digital Communications Review (DCR) has resolved some of the uncertainties that affected BT 12 months ago. The agreement we reached with Ofcom at the conclusion of the review has led to the creation of a new, independent board for Openreach, which is working well. Openreach is doing its own independent work to plan its fibre rollout, in open consultation with the rest of the industry. The Government has now established a Future Telecoms Infrastructure Review, which we hope can provide additional certainty for companies and investors about how the policy and regulatory framework can promote long-term decision-making and, as a consequence, underpin future 5G and fibre deployment.

Pensions

We have a large funding obligation to our defined benefit (DB) pension schemes. The largest of these, the BT Pension Scheme (BTPS or Scheme), represents over 97% of our pension obligations. The BTPS faces similar risks to other UK DB schemes: things like future low investment returns, high inflation, longer life expectancy and regulatory changes may all mean the BTPS becomes more of a financial burden.

Potential impact

The next valuation of the BTPS is scheduled to take place as at 30 June 2020 and an increase in the pension deficit may have an impact on the level of deficit payments we are required to make into the Scheme. Indirectly it may also have an adverse impact on our share price and credit rating.

Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding for the group, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

What’s changed over the last year?

The actuarial valuation of the Scheme as at 30 June 2017 was announced in May 2018. This provides certainty over the level of cash contributions required until the next triennial valuation is concluded, taking place no later than as at 30 June 2020.

As part of the actuarial valuation, we discussed the Scheme’s approach to investing assets with the Trustee. The resulting changes should help protect the BTPS from volatile investment returns and high inflation by investing in a way which provides greater certainty over the Scheme’s ability to meet benefit payments over the longer term.

When a valuation is calculated, the funding position is affected by the financial market conditions at the valuation date. When determining expected future returns on the Scheme assets, different factors are taken into account, including yields (or returns) on government bonds. If assets returns are lower than expected over the period to the next valuation, or a lower future investment return assumption is adopted at the 30 June 2020 valuation, the deficit would likely increase, potentially leading to a higher level of future deficit payments.

In March 2018, we announced the closure of Sections B and C of the BTPS to future benefit accrual (which represents more than 99% of the BTPS active membership), having reached agreement with the relevant Unions. Although we will establish a new hybrid pension arrangement for non-management employees in the BTPS at closure, the changes reduce the financial risks associated with providing future defined benefit pension accrual. We currently expect to close Sections B and C of the BTPS from 30 June 2018 when employees will join the BT Retirement Savings Scheme, our main defined contribution arrangement, for future pension accrual.

Financial risk

In common with other major international businesses, we’re exposed to a variety of financial risks. These include treasury risks, which arise principally from market risk (including interest rate risk and foreign exchange risk), credit risk, and liquidity risk. They also include tax risk, principally that we need to understand fully the current and future tax consequences of business decisions to comply with tax rules and avoid financial and reputational damage.

Potential impact

If there is an adverse movement in foreign exchange and interest rates there could be a negative impact on the group’s profitability, cash flow, and balance sheet. Sensitivity in the income statement and shareholders’ equity arising from interest rate and foreign exchange volatility is shown in note 25 to the Consolidated Financial Statements beginning on page 158 of the Annual Report 2018 incorporated herein by reference.

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

What’s changed over the last year?

We continue to face the same treasury risks as in financial year 2016/17.

From a taxation perspective, our business continues to evolve rapidly, creating different tax consequences, for example the bringing together of EE and the BT Consumer customer-facing units, the Openreach industry consultation on large-scale FTTP, and a review of our pension provision. During the year, new UK legislation was introduced, which restricts deductions for interest expense and which reduced the ability to offset profits with prior year losses. Accounting changes can also have tax consequences, for example, forthcoming changes to accounting for revenue from contracts with customers and accounting for leases. Global tax rules also continue to evolve, for example the OECD’s Base Erosion and Profit Shifting project, US tax reform, the European Commission’s challenge to tax practices under state aid provisions, and EC and UK proposals for the introduction of an interim digital services tax. All these change the current and future tax consequences of business decisions.

Security and resilience

Our commercial success is firmly rooted in our reputation for the security and resilience of our services. So we strive to maintain the highest standards of protection and incident management in order to confront the natural perils, network and system faults, and malicious acts that threaten our operations.

By monitoring cyber attacks on our networks and systems and our peers and customers, we see that hacking tools, phishing scams and disruptive malware are becoming more sophisticated and yet more accessible to attackers. In response, we continue to develop our cyber defence capability and invest more in automatic detection and prevention systems. We recognise that services can also be interrupted by events such as supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages and sabotage.

Potential impact

The consequences of security and resilience risks can include major financial loss, long-term damage to reputation and loss of market share. Regulatory sanctions, fines and contract penalties might be applied, contracts might be terminated, and costly concessions might be needed, together with unplanned and rapid improvements to retain business and rebuild trust. We might also miss opportunities to grow revenue and launch new services ahead of the competition.

What’s changed over the last year?

Cyber attackers are learning how to defeat conventional defences such as Anti-Virus (AV), proxy servers, and basic authentication. They are changing malware signatures faster than AV vendors can deliver matching identity files, launching Denial of Service (DoS) attacks that are disguised as legitimate traffic at the application level, and using increasingly convincing phishing emails to trick users into giving access to restricted systems. The growth in ransomware attacks has made headline news and caused significant disruption to some of our corporate customers, but we have so far managed to avoid such consequences. Our incident management teams are gaining experience from these events and applying lessons learned to improve our responses. We’re also helping customers by sharing this expertise.

We’ve increased the use of Artificial Intelligence (AI) in our cybersecurity operations to process the vast amount of data available. We use our own Saturn system to visually filter the information and help our analysts perform investigations. We’re trialling further AI innovations that will detect network anomalies in large volumes of data, and learn patterns of how malware propagates.

Looking at other drivers of service interruption, 2017/18 has been relatively benign for the UK in terms of extreme weather events. However, accepting that the risk is increasing, we’ve continued to enhance our overall flood/storm preparedness. We’ve also been working with the Government and other utilities in planning for a ‘Black Start’ (major shutdown of the national power transmission system) scenario.

Employee engagement

Our people are central to everything we do and a vital part of our ambition to deliver a great customer experience and sustainable, profitable revenue growth. Our people strategy supports this ambition by creating an inclusive and enjoyable workplace so that our people can thrive as part of a dynamic business. Great employee engagement is necessary to ensure we meet our strategic aims.

Potential impact

We need to transform our business while also continuing to recruit, retain and engage our workforce to deliver a great customer experience and grow the business. An adverse reaction to change could impact talent retention resulting in a loss of critical skills and greater need for external recruitment, which would add cost to the business. Poor engagement also raises the risk of general industrial unrest and action.

What’s changed over the last year?

We limited pensionable pay increases for some members of the BT pension scheme and subsequently initiated a review of our UK pension arrangements. Following the review, we decided to close the BTPS to ensure that our pension arrangements are fair, flexible and affordable for both employees and BT, which included enhancements to our defined contribution pension scheme.

We continue to work through the people implications of making Openreach a separate legal entity in response to the outcome of the Digital Communications Review. We also announced the creation of a new Consumer team that brings together the BT Consumer and EE businesses.

Change management

We are implementing a wide-ranging change programme across the entire organisation known as One BT. We need to continue to deliver differentiated customer experiences, whilst being able to have the financial capacity to invest in integrated network leadership. At the same time, we want BT to be a simple and agile business where our people can thrive.

In transforming our operating model, we need to manage this change carefully to ensure it delivers the desired outcomes. We recognise that such extensive change can also be a distraction and can cause uncertainty amongst our colleagues, so it’s important that we keep focused on delivering for our customers.

Potential impact

If we do not manage our change programmes carefully then they will not deliver the business outcomes that we are trying to achieve. That could result in poorer customer experiences, negative impacts on employee engagement, or potential overspend on the projects themselves, and at the end of the programmes we may not have achieved the efficient processes needed to deliver a great customer experience, the desired cost savings, or differentiated products and services we were trying to launch.

As we describe elsewhere in the Annual Report, we’ve been working hard on improving our customers’ experiences, and have seen significant improvements over the last year. If our transformation programmes do not deliver their intended customer benefits, or divert colleagues’ attention away from serving our customers, then we may suffer a reduction in the quality of the service we provide, and as a result incur customer churn and even financial penalties in some cases.

What’s changed over the last year?

Over the past year, our key changes have included:

•	the launch of a pan-BT transformation programme, One BT, which is designed to help our businesses deliver to their full potential;

•	bringing together BT Consumer, EE and Plusnet into a new Consumer business;

•	ongoing work to deliver a new Digital Global Services;

•	announcing the integration of our Wholesale and Ventures and Business and Public Sector businesses into a new Enterprise business;

•	announcing our plans to introduce a new People Framework, which will include a particular focus on our middle and senior-management grades;

•	as we describe elsewhere in the Annual Report 2018 incorporated herein by reference, we’ve also been making changes to our Openreach business to implement Ofcom’s Digital Communications Review.

Supply chain

We operate in a global supply market. Our supply chains range from simple to very complex. It’s critical to our operations that we can guarantee their integrity and continuity.

Global markets expose us to global risks, including different standards in labour, environmental and climate change practices, increasing regulation and geopolitical events. We weigh up the impact and likelihood of external market forces on our suppliers’ ability to support us.

Globalisation means better sourcing opportunities, but brings challenges if suppliers become more geographically and culturally remote from our customers – or if governments put barriers in the way of doing business to protect national or regional economic interests.

Our dealings with suppliers follow our trading and ethical policies. From the way we choose them, to the contracts we sign and how we pay them. For more detail, see page 27 of the Annual Report 2018 incorporated herein by reference.

Potential impact

If something goes wrong in our supply chain, the speed and scale of impact can vary. We need to determine the potential damage to customer experience, the likelihood of higher costs and the potential damage to our brand. If substituting a failing supplier meant that we had to disrupt our business, it could cost us a lot of time and money. If we couldn’t find an alternative supplier, it might compromise the commitments we make to our customers, which could in turn lead to breach of contract, lost revenue or penalties.

If any link in our supply chain falls foul of the law, or fails to meet our ethical expectations, that could damage our reputation – possibly leading to legal action and lost revenue.

If we don’t meet the expectations of regulators that govern us and the data we manage, it could result in significant penalties. In the case of EU General Data Protection Regulation 2018, this could amount to 4% of our global annual turnover.

What’s changed over the last year?

We dedicate time to assessing emerging geopolitical threats and the impact they could have on our supply chain. These include the impacts of the UK leaving the EU in March 2019; the threat of modern slavery and human trafficking; and the growing threat of cyber attacks on our systems and networks.

We continue to monitor the trend for mergers and acquisitions in some of the global markets we do business in. It highlights the risk of us becoming too dependent on single or monopolistic suppliers. We also try to make sure that suppliers do not become too dependent on us. Both scenarios are unhealthy for our business.

This year one of our more significant suppliers, Carillion, went into liquidation. However, by implementing our risk and governance arrangements we were able to manage and reduce the disruption to our business.

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

Major contracts often involve implementing new systems and communications networks, transforming legacy networks, managing customer networks and developing new technologies. Delays or missed milestones might have an impact on us recovering these upfront costs. There’s a substantial performance risk throughout the term of some of these highly-complex contracts.

Potential impact

If we don’t manage to meet our commitments under these contracts – or if customers’ needs, budgets, strategies or businesses change – then our expected future revenue, profitability and cash generation may go down. Unexpectedly high costs associated with fulfilling particular transformational contracts could also hit profitability. Earnings may drop. Contracts may even become loss-making through loss of revenue, changes to customers’ businesses (due to, for example, mergers or acquisitions), business failure or contract termination.

One of our highest profile contracts is providing a key element of the UK Emergency Services Network (ESN) on our EE mobile network. The complexities described above all apply to this programme. This service is delivered with several partners and managed by the Home Office. The Home Office has delayed the launch date and further delays will impact the expected income. Furthermore, the criticality of this service increases our risk exposure once it’s live, and given the network provides emergency services communications for the UK, performance in life of the network could have reputational consequences for BT.

We’re continuing to deliver contracts with local authorities through regional fibre deployment programmes, including the Broadband Delivery UK programme (BDUK). As with our other major contracts, if we fail to deliver these contracts successfully it might lead to reduced future revenue, profitability and cash generation. As well as carrying a higher reputational risk, these contracts present specific risks around deployment, delivery and our ability to recover public funding. We also have an obligation to potentially either reinvest or repay grant funding depending on lots of different factors – including how many customers take up a new service.

What’s changed over the last year?

We have extended our ‘Gold Standard’ quality programme to our Contract Accounting and financial management activities. Our major contracts are assessed against strict ‘gold standard’ criteria and those contract teams below the benchmark will be developed/coached for improvement in order to attain the standard.

Tough market conditions continue and the impact of the UK voting to leave the EU has meant some customer programmes have been delayed, which has had an impact on the business. Customers are asking for more flexibility in their contracts.

The majority of our first phase of BDUK contracts have now completed their deployment commitments. We’re now nearing the contractual end dates of the second phase of contracts (SEP). In addition, we have further extended numerous existing contracts and begun deployment of the third phase of contracts. While these later phase contracts are smaller in scale and coverage, the deployment challenges are significantly greater in terms of the geography encountered as we reach further into the final 5% of households.

While our broadband contracts and ESN carry a different risk profile to other major corporate contracts, we apply our governance and reporting processes to make sure we identify risks and mitigation activities and report them to management.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Additional information — Information for shareholders — Background” on page 211;

•	“Group performance — Capital expenditure” on page 84; and

•	“Report of the Directors — Statutory information — Capital management and funding policy” on page 90 of the Annual Report 2018 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Our strategy” on page 2;

•	“Our business model” on page 12;

•	“Our resources and culture” on page 16;

•	“Our stakeholders” on page 22;

•	“Our customer-facing units” on page 48;

•	“Our corporate units” on page 79;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 119;

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 211; and

•	“Additional information — Information for shareholders — Further note on certain activities” on page 213 of the Annual Report 2018 is incorporated herein by reference.

4.C Organizational structure

The information set forth under the heading “Our business model” on page 12 of the Annual Report 2018 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Related undertakings” on page 192;

•	“Our resources and culture — Our networks and physical assets” on page 16;

•	“Our resources and culture — Properties” on page 17; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 132 of the Annual Report 2018 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2018.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Our customer-facing units” on page 48;

•	“Our corporate units” on page 79;

•	“Group performance” on page 82;

•	“Our stakeholders” on page 22;

•	“Additional information — Alternative performance measures” on page 209; and

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 211 of the Annual Report 2018 is incorporated herein by reference.

5.B Liquidity and Capital Resources

The information set forth under the headings:

•	“Group performance” on page 82;

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 211;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 154;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 157; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 166 of the Annual Report 2018 is incorporated herein by reference.

5.C Research and development, patents and licenses

The information set forth under the heading “Our resources and culture — Research and development” on page 17 of the Annual Report 2018 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Group performance” on page 82; and

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 211 of the Annual Report 2018 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Report of the Directors — Statutory information — Off-balance sheet arrangements” on page 91 of the Annual Report 2018 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Group performance — Contractual obligations and commitments” on page 88 of the Annual Report 2018 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2018 Annual Report which is incorporated into this annual report by reference.

6.B Compensation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2018 Annual Report which is incorporated into this annual report by reference.

6.C Board practices

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2018 Annual Report which is incorporated into this annual report by reference.

6.D Employees

The information set forth under the headings:

•	“Our stakeholders” on page 22; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 123 of the Annual Report 2018 is incorporated herein by reference.

6.E Share ownership

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2018 Annual Report which is incorporated into this annual report by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2018 Annual Report which is incorporated into this annual report by reference.

7.B Related party transactions

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 165 of the Annual Report 2018 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“Report of the Directors — Statutory information — Dividend” on page 90;

•	“Report of the Directors — Statutory information — Legal proceedings” on page 91;

•	“Group performance — Dividends” on page 84;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 166; and

•	“Additional information — Information for shareholders — Articles of Association (Articles) — Dividends” on page 212 of the Annual Report 2018 is incorporated herein by reference.

8.B Significant changes

The information set forth under the heading “Report of the Directors — Statutory information — Going concern” on page 91 of the Annual Report 2018 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

Not applicable

9.B Plan of distribution

Not applicable

9.C Markets

Not applicable

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable

10.B Memorandum and Articles of Association

The information set forth under the heading “Additional information — Information for shareholders — Articles of Association (Articles)” on page 212 of the Annual Report 2018 is incorporated herein by reference.

10.C Material contracts

Not applicable

10.D Exchange controls

The information set forth under the heading “Additional information — Information for shareholders — Limitations affecting security holders” on page 215 of the Annual Report 2018 is incorporated herein by reference.

10.E Taxation

Not applicable

10.F Dividends and paying agents

Not applicable

10.G Statement by experts

Not applicable

10.H Documents on display

The information set forth under the heading “Additional information — Information for shareholders — Documents on display” on page 214 of the Annual Report 2018 is incorporated herein by reference.

10.I Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies — Financial instruments” on page 118; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 157 of the Annual Report 2018 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the headings:

•	“Report of the Directors — Statutory information — UK Internal control and risk management” on page 92;

•	“Report of the Directors — Statutory information — US Sarbanes-Oxley Act of 2002” on page 92; and

•	“Report of Independent Registered Public Accounting Firm” on page 105;

of the Annual Report 2018 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2018 Annual Report which is incorporated into this annual report by reference.

ITEM 16B. CODE OF ETHICS

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2018 Annual Report which is incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 124 of the Annual Report 2018 is incorporated herein by reference.

16C.(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 124 of the Annual Report 2018 is incorporated herein by reference.

16C.(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 124 of the Annual Report 2018 is incorporated herein by reference.

16C.(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 124 of the Annual Report 2018 is incorporated herein by reference.

16C.(e)

The information set forth under the headings:

•	“Report of the Directors — Statutory information — Auditors” on page 91; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 124 of the Annual Report 2018 is incorporated herein by reference.

16C.(f)

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

PricewaterhouseCoopers LLP (“PwC”) was our auditor for the 2017/18 financial year and for prior financial years. KPMG LLP (“KPMG”) has been appointed as our auditor beginning with the 2018/19 financial year subject to approval by shareholders at the BT Group plc Annual General Meeting on 11 July 2018.

PwC and its predecessor firms have been our auditors since BT listed on the London Stock Exchange in 1984 and PwC’s reappointment had not been subject to a tender until 2017 when the BT Group plc Audit & Risk Committee recommended to the Board that an audit tender process be undertaken with a view to appointing a new auditor for the financial year 2018/19. PwC advised the BT Group plc Audit & Risk Committee on 11 April 2017 that it would not participate in the tender process and so effectively indicated that it would decline to stand for re-election after the completion of the 2017/18 audit for the purposes of Item 16F(a)(1)(i) of Form 20-F. In this regard, we note that PwC would only have been permitted to serve as our auditor until the end of the 2019/20 audit due to the auditor rotation rules in the United Kingdom. In June 2017, following the conclusion of the audit tender process, we announced that the Board had approved the proposed appointment of KPMG as auditor beginning with the 2018/19 financial year. KPMG will be engaged in such capacity, subject to shareholder approval at the BT Group plc Annual General Meeting on 11 July 2018.

PwC audited our financial statements for 2015/16 and 2016/17 as well as our 2017/18 financial statements included in this Form 20-F. None of the reports of PwC on those financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During those fiscal years there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with their reports. During such fiscal years there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F other than management concluded that there was a material weakness in internal control over financial reporting as at 31 March 2017 in respect of the Italian business as described on page 92 of the Annual Report 2018 incorporated herein by reference.

As part of our investigation into our Italian business, in October 2016, we engaged KPMG to conduct an independent review of the accounting practices in our Italian business. The investigation, which included our own review with support and oversight from our Legal, Governance & Compliance function and Freshfields Bruckhaus Deringer, revealed inappropriate behaviour in our Italian business, improper accounting practices and a complex set of improper sales, purchase, factoring and leasing transactions.

In 2017, KPMG and our internal investigation team, with support and oversight from our Legal, Governance & Compliance function and Freshfields Bruckhaus Deringer conducted an investigation of the systems and controls relating to our Italian business. This investigation resulted in the steps to improve our internal controls described in our Annual Report on Form 20-F for 2016/17 and in this Annual Report on Form 20-F.

We have provided KPMG with a copy of this disclosure in response to Item 16F and requested that KPMG provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of KPMG’s letter, dated 24 May 2018, is attached as Exhibit 15.3 to this Form 20-F.

We have provided PwC with a copy of this disclosure in response to Item 16F and requested that PwC provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of PwC’s letter, dated 24 May 2018, is attached as Exhibit 15.4 to this Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the headings:

•	“Report of Independent Registered Public Accounting Firm” on page 105;

•	“Consolidated financial statements” on page 106; and

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 111 of the Annual Report 2018 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company adopted by special resolution on 5 August 2010, as amended by a special resolution on 15 December 2017

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer

13.1	Section 906 Certification

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

15.2*	Annual Report & Form 20-F 2018

15.3	Letter from KPMG LLP to the U.S. Securities and Exchange Commission, dated May 24, 2018

15.4	Letter from PricewaterhouseCoopers LLP to the U.S. Securities and Exchange Commission, dated May 24, 2018

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report & Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH TELECOMMUNICATIONS plc

By:	/s/ Simon Lowth
Name:	Simon Lowth
Title:	Principal Financial Officer

Date: May 24, 2018