Form 20-F/A
period 2018-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2018-09-20
CIK 820534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Not applicable     Yes  ☐    No  ☐

As a wholly-owned subsidiary of BT Group plc, a public company with limited liability incorporated in the United Kingdom and which has its registered office in England, British Telecommunications plc meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to reports on Form 20-F, and is therefore filing this Amendment No. 2 (as defined herein) with a reduced disclosure format.

Explanatory Note

This Amendment No. 2 to Form 20-F (“Amendment No. 2”) amends the 2018 Form 20-F of British Telecommunications plc (the “Company” and, together with its subsidiaries from time to time, the “Group”) filed with the Securities and Exchange Commission on 24 May 2018 (the “Original 2018 Form 20-F”), as amended by Amendment No. 1 to the Original 2018 Form 20-F filed with the Securities and Exchange Commission on 22 June 2018 (“Amendment No. 1”).

On 27 July 2018, British Telecommunications plc announced it had been alerted to an error that its independent external actuary had made in its calculation of the Group’s IAS 19 accounting pension deficit at 31 March 2018. Management determined that, in accordance with US financial reporting requirements, the Group must restate its consolidated financial statements contained in the Original 2018 Form 20-F, as amended by Amendment No. 1.

The accounting error understated the net pension obligation, after tax, at 31 March 2018 by £393m (£476m gross of deferred tax) and overstated total equity in the balance sheet by £393m. The re-measurement gain of the net pension obligation recorded within the Group statement of comprehensive income for the year ended 31 March 2018 was overstated by £476m and tax expense on the pension re-measurement was overstated by £83m.

The error has no effect on the Group income statement or the Group cash flow statement or any amounts included in the financial statements for the years ending 31 March 2017 and 31 March 2016. It also has no effect on the 2017 triennial funding valuation of the BT Pension Scheme, associated cash contributions or on the pension scheme members.

Management has determined that, whilst there was a failure in the operation of controls at the Group’s independent external actuary (acting on behalf of management), our monitoring control did not identify the failure. This failure gave rise to the accounting error and constituted a material weakness. This material weakness, and the Group’s process for remediation, are further described on pages 92 to 94 of the Group’s Annual Report & Form 20-F for the year ended March 31, 2018 included as Exhibit 15.2 to this Amendment No. 2 (the “Annual Report 2018”).

The Annual Report 2018 included as Exhibit 15.2 to this Amendment No. 2 has been updated from the version included as Exhibit 15.2 to the Original 2018 Form 20-F to reflect corrections related to the IAS 19 accounting error and the resulting material weakness. The updated information in the Annual Report 2018 is as follows:

Updated Information	Annual Report 2018 Page References	Affected 20-F Items
Tax expense	86	5.A, 5.B, 5.D
Summarised balance sheet	86-87	5.A, 5.B, 5.D
Accounting position under IAS 19	87	5.A, 5.B, 5.D
Key movements in IAS 19 deficit	88	5.A, 5.B, 5.D
Controls and procedures	92-94	15
Report of Independent Registered Public Accounting Firm	105	15, 18
Group consolidated financial statements	106-171	18

Item 16.F has also been amended to reflect the material weakness related to the IAS 19 accounting error, and the related letters from KPMG LLP and PricewaterhouseCoopers LLP are included in this Amendment No. 2 as Exhibits 15.3 and 15.4, respectively.

Cross references to the BT Group plc Form 20-F for the year ended March 31, 2018 have been updated in Items 3.A, 6.A, 6.B, 6.C, 6.E, 7.A, 16.A and 16.B to reflect the filing of an amendment No. 2 to that Form 20-F (“Amendment No. 2 to the BT Group plc 2018 Form 20-F”).

Page references to the Annual Report 2018 have been updated throughout this Amendment No. 2, but no content has been updated except where explicitly stated above.

Except for the restated information described above, this Amendment No. 2 continues to present information as of the date of the Original 2018 Form 20-F. Other Items in this Amendment No. 2 are included for the convenience of the reader only and have not been updated from the Original 2018 Form 20-F, as amended by Amendment No. 1.

Other events occurring after the Original 2018 Form 20-F or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original 2018 Form 20-F. This Amendment No. 2 includes currently-dated certifications from the Group’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (included in this Amendment No. 2 as Exhibits 12.1 and 13.1). This Amendment No. 2 also includes a currently-dated consent letter from the Group’s independent registered public accounting firm as Exhibit 15.1.

All references in this Amendment No. 2 to “us”, “we” or the “Company”, are to British Telecommunications plc. None of the websites referred to in the Annual Report 2018, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Amendment No. 2.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of Amendment No. 2 to the BT Group plc 2018 Form 20-F, which is incorporated into this annual report by reference.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Additional information — Information for shareholders — Background” on page 212;

•	“Group performance — Capital expenditure” on page 84; and

•	“Report of the Directors — Statutory information — Capital management and funding policy” on page 90 of the Annual Report 2018 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Our strategy” on page 2;

•	“Our business model” on page 12;

•	“Our resources and culture” on page 16;

•	“Our stakeholders” on page 22;

•	“Our customer-facing units” on page 48;

•	“Our corporate units” on page 79;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 120;

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 212; and

•	“Additional information — Information for shareholders — Further note on certain activities” on page 214 of the Annual Report 2018 is incorporated herein by reference.

4.C Organizational structure

The information set forth under the heading “Our business model” on page 12 of the Annual Report 2018 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Related undertakings” on page 193;

•	“Our resources and culture — Our networks and physical assets” on page 16;

•	“Our resources and culture — Properties” on page 17; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 133 of the Annual Report 2018 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2018.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Our customer-facing units” on page 48;

•	“Our corporate units” on page 79;

•	“Group performance” on page 82;

•	“Our stakeholders” on page 22;

•	“Additional information — Alternative performance measures” on page 210; and

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 212 of the Annual Report 2018 is incorporated herein by reference.

5.B Liquidity and Capital Resources

The information set forth under the headings:

•	“Group performance” on page 82;

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 212;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 155;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 158; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 167 of the Annual Report 2018 is incorporated herein by reference.

5.C Research and development, patents and licenses

The information set forth under the heading “Our resources and culture — Research and development” on page 17 of the Annual Report 2018 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Group performance” on page 82; and

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 212

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of Amendment No. 2 to the BT Group plc 2018 Form 20-F which is incorporated into this annual report by reference.

6.B Compensation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of Amendment No. 2 to the BT Group plc 2018 Form 20-F which is incorporated into this annual report by reference.

6.C Board practices

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of Amendment No. 2 to the BT Group plc 2018 Form 20-F which is incorporated into this annual report by reference.

6.D Employees

The information set forth under the headings:

•	“Our stakeholders” on page 22; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 124 of the Annual Report 2018 is incorporated herein by reference.

6.E Share ownership

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of Amendment No. 2 to the BT Group plc 2018 Form 20-F which is incorporated into this annual report by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of Amendment No. 2 to the BT Group plc 2018 Form 20-F which is incorporated into this annual report by reference.

7.B Related party transactions

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 166 of the Annual Report 2018 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“Report of the Directors — Statutory information — Dividend” on page 90;

•	“Report of the Directors — Statutory information — Legal proceedings” on page 91;

•	“Group performance — Dividends” on page 84;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 167; and

•	“Additional information — Information for shareholders — Articles of Association (Articles) — Dividends” on page 213

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

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable

10.B Memorandum and Articles of Association

The information set forth under the heading “Additional information — Information for shareholders — Articles of Association (Articles)” on page 213 of the Annual Report 2018 is incorporated herein by reference.

10.C Material contracts

Not applicable

10.D Exchange controls

The information set forth under the heading “Additional information — Information for shareholders — Limitations affecting security holders” on page 215 of the Annual Report 2018 is incorporated herein by reference.

10.E Taxation

Not applicable

10.F Dividends and paying agents

Not applicable

10.G Statement by experts

Not applicable

10.H Documents on display

The information set forth under the heading “Additional information — Information for shareholders — Documents on display” on page 215 of the Annual Report 2018 is incorporated herein by reference.

10.I Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies — Financial instruments” on page 119; and

•

“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 158 of the Annual Report 2018 is incorporated herein by reference.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of Amendment No. 2 to the BT Group plc 2018 Form 20-F which is incorporated into this annual report by reference.

ITEM 16B. CODE OF ETHICS

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of Amendment No. 2 to the BT Group plc 2018 Form 20-F which is incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 125 of the Annual Report 2018 is incorporated herein by reference.

16C.(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 125 of the Annual Report 2018 is incorporated herein by reference.

16C.(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 125 of the Annual Report 2018 is incorporated herein by reference.

16C.(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 125 of the Annual Report 2018 is incorporated herein by reference.

16C.(e)

The information set forth under the headings:

•	“Report of the Directors — Statutory information — Auditors” on page 91; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 125 of the Annual Report 2018 is incorporated herein by reference.

16C.(f)

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

PricewaterhouseCoopers LLP (“PwC”) was our auditor for the 2017/18 financial year and for prior financial years. KPMG LLP (“KPMG”) has been appointed as our auditor beginning with the 2018/19 financial year, and the appointment was approved by shareholders at the BT Group plc Annual General Meeting on 11 July 2018.

PwC and its predecessor firms have been our auditors since BT listed on the London Stock Exchange in 1984 and PwC’s reappointment had not been subject to a tender until 2017 when the BT Group plc Audit & Risk Committee recommended to the Board that an audit tender process be undertaken with a view to appointing a new auditor for the financial year 2018/19. PwC advised the BT Group plc Audit & Risk Committee on 11 April 2017 that it would not participate in the tender process and so effectively indicated that it would decline to stand for re-election after the completion of the 2017/18 audit for the purposes of Item 16F(a)(1)(i) of Form 20-F. In this regard, we note that PwC would only have been permitted to serve as our auditor until the end of the 2019/20 audit due to the auditor rotation rules in the United Kingdom. In June 2017, following the conclusion of the audit tender process, we announced that the Board had approved the proposed appointment of KPMG as auditor beginning with the 2018/19 financial year, and the appointment was approved by shareholders at the BT Group plc Annual General Meeting on 11 July 2018.

PwC audited our financial statements for 2015/16 and 2016/17 as well as our 2017/18 financial statements included in this Form 20-F. None of the reports of PwC on those financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During those fiscal years there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with their reports. During such fiscal years there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F other than management concluded that there was a material weakness in internal control over financial reporting as at 31 March 2017 in respect of the Italian business and as at 31 March 2018 in respect of the IAS 19 accounting error, each as described on pages 92 to 94 of the Annual Report 2018 incorporated herein by reference.

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

We have provided KPMG with a copy of this disclosure in response to Item 16F and requested that KPMG provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of KPMG’s letter, dated September 20, 2018, is attached as Exhibit 15.3 to this Amendment No. 2.

We have provided PwC with a copy of this disclosure in response to Item 16F and requested that PwC provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of PwC’s letter, dated September 20, 2018, is attached as Exhibit 15.4 to this Amendment No. 2.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the headings:

•	“Report of Independent Registered Public Accounting Firm” on page 105;

•	“Consolidated financial statements” on page 106; and

•	“Consolidated financial statements — Notes to the consolidated financial statements” on page 111 of the Annual Report 2018 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company adopted by special resolution on 5 August 2010, as amended by a special resolution on 15 December 2017, incorporated by reference to Exhibit 1.1 to the Original 2018 Form 20-F

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer

13.1	Section 906 Certification

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

15.2*	Annual Report 2018

15.3	Letter from KPMG LLP to the U.S. Securities and Exchange Commission, dated September 20, 2018

15.4	Letter from PricewaterhouseCoopers LLP to the U.S. Securities and Exchange Commission, dated September 20, 2018

101	The following materials from this Amendment No. 2 formatted in XBRL (eXtensible Business Reporting Language): (i) the Group income statement, (ii) the Group statement of comprehensive income, (iii) the Group balance sheet, (iv) the Group statement of changes in equity, (v) the Group cash flow statement and (vi) the Notes to the consolidated financial statements.

*

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Amendment No. 2, as specified elsewhere in this Amendment No. 2. With the exception of the items and pages so specified, the Annual Report 2018 is not deemed to be filed as part of this Amendment No.  2.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH TELECOMMUNICATIONS plc

By:	/s/ Simon Lowth
Name:	Simon Lowth
Title:	Principal Financial Officer

Date: September 20, 2018