Form 20-F
period 2019-03-31
BRITISH TELECOMMUNICATIONS PLC /ADR
filed 2019-06-05
CIK 820534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2019

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

$675,000,000 4.500% Senior Notes Due 2023

$700,000,000 5.125% Senior Notes Due 2028

$2,800,000,000 ($2,670,000,000 outstanding) 8.625% Notes Due 2030

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

8,689,755,905 Ordinary Shares, of 25p each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

All references in this Form 20-F to “us”, “we” or the “Company”, are to British Telecommunications plc. None of the websites referred to in the Annual Report for the year ended March 31, 2019 included as Exhibit 15.2 to this Form 20-F (the “Annual Report 2019”), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 3.A of the BT Group plc Form 20-F for the year ended March 31, 2019 (the “BT Group plc 2019 Form 20-F”) dated May 23, 2019, which is incorporated into this annual report by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

Principal risks and uncertainties

The principal risks and uncertainties that affect us could have an impact on our business, brand, assets, revenue, profits, liquidity and capital resources. The principal risks we described last year have evolved, and so has our response to them.

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

We recognise the uncertainty that political and geopolitical risks present and have continued to operate a specific Brexit programme across BT that looks at how we might be affected and what our response should be. This programme is keeping a close watch on developments, and reports to a steering group chaired by our group CFO.

STRATEGIC RISKS

Competition & Technology Changes

Our strategy and business model could be disrupted by technology change and/or intensifying competition from established players and new entrants into our markets. This competition compounds some of the external challenges that we see in the market place, notably:

•	fixed broadband and mobile connectivity nearing saturation

•	customers seeking fast migration from higher-margin legacy products to fully digitised, converged, secure, faultless solutions

•	efficient markets demanding clear differentiation for premium pricing, driving price deflation of basic connectivity and data

•	high exit barriers, prolonging and intensifying competition even when selected companies in the sector are struggling to generate economic returns.

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

What’s changed over the last year?

Set against a challenging economic climate our leading competitors have been very active over the last 12 months. Important developments included:

•	The UK telecom market has struggled to grow.

•	Competition increased in the UK as many of our competitors tried to take more market share.

•	Some alternative network providers announced fibre network investment plans in the UK.

•	UK sports rights competition increased, with Amazon winning a three-year broadcast package for the Premier League, starting in 2019.

•	Competitors are developing their future 5G propositions.

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

Potential impact

Some of our revenue comes from supplying wholesale services to markets where Ofcom has found us to have significant market power. This includes revenue relating to services where regulation requires us to cut average prices each year by a specific, real-term percentage for a three-year period.

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

What’s changed over the last year?

Ofcom has continued its cycle of market reviews, including consultations on the business connectivity and physical infrastructure markets and on its move to more holistic regulation of access across business and residential markets.

Ofcom also published Digital Communications Review Implementation Reports in June and November 2018 reviewing BT’s and Openreach’s adoption of the Commitments and Governance Protocol.

Consumer issues such as charges once a customer’s minimum contract term expires were part of a super-complaint made by Citizens Advice in September 2018 to the Competition and Markets Authority, which covered matters across the telecommunications and financial services sectors and has been referred back to Ofcom.

Finally, the Department for Digital, Culture, Media and Sport published its Future Telecoms Infrastructure Review in July 2018 as part of the Government’s modern Industrial Strategy, setting out a longer-term vision for the UK’s connectivity and associated infrastructure.

Political Risk

Across our operations we are exposed to the effects of political and geopolitical risks, in particular:

•

In the UK, internet access is increasingly seen as an essential part of people’s lives. As a result, political debate continues to focus on network coverage, quality and speed of service, as well as broader issues of online safety and security. As well as providing a critical element of the UK’s national infrastructure, both fixed and wireless, we’re also engaged in supporting high-profile programmes such as the Broadband Delivery UK regional fibre deployment programme and the Emergency Services Network.

•

The result of the UK referendum to leave the European Union (‘Brexit’) significantly increased political uncertainty. This continues to impact political debates around the United Kingdom, such as the possibility of a second Scottish Independence referendum and the complex situation in Northern Ireland including border matters.

•

Outside the UK, political and geopolitical risk can impact our business through changes in the regulatory and competitive landscape but also as a direct threat to our people and assets as a result of social unrest or a breakdown in the rule of law.

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

The impacts of Brexit are still uncertain while the UK’s future trading and transition relationship with the EU is determined, albeit the agreement in principle on a number of withdrawal measures was welcome, notably the commitment to protect the rights of EU citizens living in the UK and vice versa. There is the potential for our costs to increase, for example through any changes required to our systems to reflect new taxes or customs duties or other processes. Our regulatory risk could increase if there were to be future divergence with the EU regime. Our suppliers may face disruption as a result of challenges in their own organisations and supply chains. Also, delivering a great customer experience and great network will become more challenging if it is harder for us to recruit and retain skilled talent and to source a sufficient construction workforce. The UK economy may also suffer as a result of this uncertainty.

Geopolitical risk outside the UK can most clearly impact our Communications Industry Regulation risk, but also our Security and Resilience risks where it poses a threat to the continuity of our operations.

What’s changed over the last year?

There has been continued uncertainty over the eventual nature and timing of Brexit, despite ongoing negotiations between the EU and UK to agree arrangements against a backdrop of domestic political instability that has included new political parties being established and the defection of MPs from both the Conservative and Labour parties. In the build up to the UK’s scheduled exit from the EU we’ve continued our contingency planning activities, including issuing communications to our people and working with our suppliers to understand issues such as how we can best manage stock levels through this period.

In the UK, there was continued high political interest and policy focus around communications – particularly fibre broadband and 5G. As referenced above, this included the publication by the Department for Digital, Culture, Media and Sport of its Future Telecoms Infrastructure Review in July 2018. There was also more political focus on issues like consumer pricing and contracts, and security and competition in the communications supply chain.

FINANCIAL RISKS

Pensions Risk

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

Potential impact

The next valuation of the BTPS is scheduled to take place as at 30 June 2020. When a valuation is calculated, the funding position is affected by the financial market conditions at the valuation date. When determining expected future returns on the Scheme assets, different factors are taken into account, including yields (or returns) on government bonds. If assets returns are lower than expected over the period to the next valuation, or a lower future investment return assumption is adopted at the 30 June 2020 valuation, the deficit would likely increase, potentially leading to a higher level of future deficit payments. Indirectly it may also have an adverse impact on our share price and credit rating.

Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding for the group, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

What’s changed over the last year?

The actuarial valuation of the Scheme as at 30 June 2017 was announced in May 2018. This led to a £2bn contribution in June 2018, funded by proceeds from issuing long-term bonds to the BTPS. Agreement of this valuation and the associated funding plan provides certainty over the level of cash contributions required until the next triennial valuation is concluded, taking place no later than as at 30 June 2020.

As part of the actuarial valuation, we discussed the Scheme’s approach to investing assets with the Trustee. The resulting changes should help protect the BTPS from volatile investment returns and high inflation by investing in a way which provides greater certainty over the Scheme’s ability to meet benefit payments over the longer term.

We also reviewed pension arrangements for our UK people, closing Sections B and C of the BTPS to future benefit accrual on 30 June 2018 (representing more than 99% of active members at the time). This has largely removed the build-up of additional future liabilities in the BTPS.

In March 2019 The Pension Regulator issued its Annual Statement, which increased the regulatory pressure on companies – for example encouraging trustees to seek shorter Recovery Plans (of less than 7 years) and to aim for contributions no lower than dividend payments. This could potentially have a negative impact on the level and timing of BT’s cash contributions following the next valuation at 30 June 2020.

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

Potential impact

If there is an adverse movement in foreign exchange and interest rates there could be a negative impact on the group’s profitability, cash flow, and balance sheet. Sensitivity in the income statement and shareholders’ equity arising from interest rate and foreign exchange volatility is shown in note 25 to the consolidated financial statements.

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

What’s changed over the last year?

We continue to face similar treasury risks as in financial year 2017/18.

Earlier in the year S&P and Fitch downgraded our credit rating, due to concerns over the effect that competing pressures, including those related to our pension and our network investments, may have on our cash flows. The three main agencies now rate us Baa2/BBB with stable outlook.

Global tax rules also continue to evolve, for example the OECD’s Base Erosion and Profit Shifting project, US tax reform, the European Commission’s challenge to tax practices under state aid provisions, and EC and UK proposals for the introduction of an interim digital services tax. All these change the current and future tax consequences of business decisions. As the external tax environment changes, we have to make more judgements to forecast the future tax consequences of business decisions.

COMPLIANCE RISKS

Significant Financial Control Failure Risk

Financial controls, and the assurance that exists over them, play an important part in our ability to prevent and detect inappropriate behaviour and error. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Potential impact

Failures in our financial control framework could result in financial misstatement, financial loss including a failure to prevent fraud, or key decisions being taken based on incorrect information.

What’s changed over the last year?

A new central financial controls and assurance team has been created with responsibility for setting and maintaining finance controls, policies and standards. During the year, the team continued the improvements and commenced a significant Sarbanes-Oxley control enhancement programme which identified two particular areas requiring remediation: IT general controls and risk assessment, in particular, documentation of information used in controls. Although significant improvements have been made, remediation and testing of all remediating plans was not complete at 31 March 2019 and will be a significant focus for 2019/20. We concluded that unremediated deficiencies in the two areas resulted in a material weakness in our internal control over financial reporting as at 31 March 2019 as defined by the Sarbanes-Oxley Act. As a result, management concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms.

Management also carried out an assessment of our close procedures, which resulted in more detailed and holistic quarterly reviews, improved quality and timeliness of reviews, as well as reduced duplication and increased standardisation.

The central financial controls and assurance team also support the BT units’ first line compliance teams in the enhancement of and compliance with their financial process and related control frameworks. The programme of detailed balance sheet reviews, including in our operations outside the UK have continued in 2018/19. All actions resulting from these reviews are tracked and monitored and the reviews performed in 2018/19 have not identified significant issues or areas of concern.

KPMG became our new external auditors this year. We have also brought together, under new management, our risk management, compliance, internal audit and some second line assurance functions with the intention of creating more integrated and aligned assurance activity.

Privacy, Data Protection and Governance

We control and process huge quantities of customer data around the world, so observing data privacy laws is something we take extremely seriously. It’s essential that individuals and businesses can trust us to do the right thing with their data.

We make sure our customers’ data is secure, and protected against both internal and external threats (e.g. cyber-attacks). Being trusted with our customers’ data goes further than that though. It means preserving the integrity of the personal data we process, and only keeping the things we need to provide customers with the services they’ve signed up for. It also means being transparent around how we use customer data, who we share it with, making sure the way we process personal data is legal, fair and in line with customers’ rights and wishes, and ensuring that we fulfil the legal obligations we have when customers want to exercise their rights under data legislation.

As a communications provider we currently operate under a stringent reporting regime to tell the UK Information Commissioner’s Office (ICO) if we become aware of a personal data security breach. We must also tell any affected individuals as quickly as possible if the incident is likely to have an impact on them.

An individual’s fundamental right to privacy is reflected in the fact that data privacy laws are in force in more than 100 countries. The nature of those laws varies across different parts of the world. Increasingly we (and other multinationals) have to show that we’re handling personal data in line with a complex web of national data laws and society’s ethical expectations.

Potential impact

Failing to stick to data protection and privacy laws could result in regulatory enforcement action, significant fines, class-action, prison sentences and the regulator telling us to stop processing data.

On top of that, we could see huge reputational damage and big financial losses. Those losses could come from fines and damages if we fail to meet our legal requirements, as well as the subsequent customer churn. Companies who’ve had high profile data incidents have seen a significant impact to their share price and suffered ongoing costs from their non-compliance.

What’s changed over the last year?

The EU General Data Protection Regulation (EU GDPR) came into force on 25 May 2018. It is deemed one of the biggest shake ups in data law for over a decade. It’s been created to update the existing law to ensure that individuals’ data is protected and secured and gives people a greater say as to how their data is used. It also increases their rights as to how their personal data is kept, used and retained by businesses. The sanctions for breaching the GDPR are significantly higher than under the previous regime, which could result in a substantial fine in the event of a breach.

Scrutiny from national regulators is increasing as companies are monitored to ensure they are working in compliance with the new law. In addition within the last 12 months several large companies have suffered further well-publicised data incidents.

Health, Safety and Wellbeing

Our colleagues are crucial to our business and if they feel safe, healthy and happy they will perform better for our customers and our shareholders. Working to reduce the risk of harm to our people helps us comply with health and safety laws wherever we operate.

Many of our people, especially our UK engineers, work for much of the time in community settings where we have limited control over the working environment. Much of the network is carried above ground level and temporary work at height is a major risk for us. All of our people work in a fast-paced and highly competitive sector where change is constant and psychological pressures are significant. Managing physical and psychological hazards is therefore complex.

There is a risk we might fail to ensure the health, safety and wellbeing of our people or members of the public, in breach of health and safety laws and regulations.

Potential impact

We work to make sure our people go home safely every day. Any health and safety failure could result in injury to our people or members of the public, financial penalties, hindered or stopped operations and/or reputational damage.

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

What’s changed over the last year?

We aim to adapt our technology and working practices to help reduce the physical risks to our people, although there can be no assurances that these changes will be successful. For example, this year we introduced new TETRA ladders to the Openreach workforce to support safer working at height.

In parallel, a change in our workforce is increasing risks in areas such as driving. We’ve had a mature workforce with little labour turnover for many years. That cadre is reaching retirement age and so we’re recruiting large numbers of younger people. The new intake may have a different risk attitude, combined with less experience, so we need to make sure we put in additional safeguards with less reliance on expertise and individual judgement.

The pace of upgrading the network, fixed and mobile, has continued to accelerate. That increases our civil engineering workload and the hazards and risks associated with that type of work.

The pace and scale of change within the business has also continued to accelerate and we’re aware this has a psychological impact on our people. Finally, we’ve also appointed a new Director of Health, Safety and Wellbeing this year.

Ethical Culture

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

Potential impact

If our people, or associates like suppliers or agents, breach anti-corruption, bribery, sanctions or other legislation there could be significant penalties, criminal prosecution and damage to our brand and reputation. This could have an impact on future revenue and cash flow depending on the nature of the breach, the legislation concerned and any penalties. If we were accused of corruption, bribery, human rights abuses, violating sanctions regulations or other laws, it could lead to reputational damage with investors, regulators, civil society and customers. A breakdown in our financial control framework could result in financial misstatement.

What’s changed over the last year?

We’ve seen an increase in Speak Up (BT’s confidential whistleblowing service) reports and conflict of interest registrations. This is indicative of a culture where people are more aware and confident to tell us about their concerns.

In terms of anti-corruption and bribery enforcement generally, we’ve continued to see a steady flow of significant cases from both the UK Bribery Act and the FCPA. There’s also been an increase in legislation (either enacted or proposed) to address and report on human rights abuses by companies.

OPERATIONAL RISKS

Customer Experience

There is a risk that our customer experience (products and services, culture, brand, processes, leadership, technology, people and policies) may not be brand enhancing nor drive sustainable profitable revenue growth.

Potential impact

If we don’t deliver a great customer experience it could damage our brand, cause customers to leave and so reduce our revenue, or even lead to financial penalties. It could also impact our people’s pride in working for BT. Perceptions around poor customer experience also have the potential to influence political and regulatory discussions and interventions, which can in turn then impact our business.

What’s changed over the last year?

Customer complaints to Ofcom reduced by a third for both BT’s consumer broadband and EE’s mobile customers when measured on a year on year basis. From the 1st April, Consumer has chosen to automatically compensate BT brand customers if we miss our provision or repair promises. EE will join this scheme in 2020 with Plusnet to follow.

Our consumer brands came together under a new Consumer Unit and we combined Business & Public Sector with Wholesale & Ventures to create a new ‘Enterprise’ division. Our One BT change programme includes activity to simplify the way we work. However, as that and other change programmes progress, there emerges an associated risk that the volume of change across BT could result in a loss of focus on delivering for the customer.

We also launched our new Be There brand positioning and launch new and innovative products to further enhance our customers’ experience.

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

One of our highest profile contracts is providing a key element of the UK Emergency Services Network (ESN) on our EE mobile network. The complexities described above all apply to this programme. This service is delivered with several partners and managed by the Home Office. Furthermore, the criticality of this service increases our risk exposure, and given the network provides emergency services communications for the UK, any in-life network performance issues could have reputational consequences for BT.

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

What’s changed over the last year?

Governance and risk management over our major customer contracts remains a key area of focus. Initiatives over the course of the year have included a focus on: learning more about why the performance of some contracts deteriorates and how to stop it happening in future; the process for management reviewing contracts; long-term forecasting; our contract management systems and governance processes; and redefining and enhancing our controls and assurance.

On top of deploying the second and third phases of our BDUK contracts, we continued to win new BDUK work to further extend coverage of superfast broadband in rural areas. Although these third phase contracts are smaller in scale and coverage, the deployment challenges are significantly greater in terms of the geography encountered as we reach further into the final 5% of households.

We also agreed a new ESN contract framework with the Government. While our broadband contracts and ESN carry a different risk profile to other major corporate contracts, we apply our governance and reporting processes to make sure we identify risks and mitigation activities and report them to management.

Service Interruption

Our commercial success is firmly rooted in our reputation for the security and resilience of our services. So we strive to maintain the highest standards of protection and incident management in order to confront the natural perils, network and system faults, and malicious acts that threaten our operations.

There is a risk we are unable to prevent and respond to incidents caused by natural perils, network and system faults, and malicious acts that threaten our network We may also fail to prevent interruption to our services as a result of supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages and sabotage.

Potential impact

The consequences of service interruption can include major financial loss, long-term damage to reputation and loss of market share. Regulatory sanctions, fines and contract penalties might be applied, contracts might be terminated, and costly concessions might be needed, together with unplanned and rapid improvements to retain business and rebuild trust. We might also miss opportunities to grow revenue and launch new services ahead of the competition.

What’s changed over the last year?

Extreme weather always challenges our IT and network estate. This year we had to keep our network operating through the joint hottest UK summer on record, lightning storms and heavy rain. Another driver of service interruption can arise from technology aging and no longer being supported by its suppliers. We’ve therefore particularly focused on technology lifecycle management to recognise and manage the risks associated with our systems estate over time.

Cyber and Information Security

Security risks could arise from people inside BT or from external sources like hacktivists, criminals, terrorists or nation states attacking our infrastructure and assets, for example through use of hacking tools, phishing scams and disruptive malware.

As noted above, our commercial success is firmly rooted in our reputation for the security and resilience of our services. So we strive to, as far as possible, detect, prevent, limit the impact of and respond to any cyber-attacks that threaten our operations.

By monitoring cyber-attacks on our networks and systems and our peers and customers, we see that hacking tools, phishing scams and disruptive malware are becoming more sophisticated and yet more accessible to attackers. In response, we continue to develop our cyber defence capability, make use of proactive threat hunting and invest more in automatic detection and prevention systems.

Potential impact

The consequences of security risks can include major financial loss, long-term damage to reputation and loss of market share. Regulatory sanctions, fines and contract penalties might be applied, contracts might be terminated, and costly concessions might be needed, together with unplanned and rapid improvements to retain business and rebuild trust. We might also miss opportunities to grow revenue and launch new services ahead of the competition.

What’s changed over the last year?

Cyber attackers are learning how to defeat conventional defences such as Anti-Virus (AV), proxy servers, and basic authentication. They are changing malware signatures faster than AV vendors can deliver matching identity files, launching Denial of Service attacks that are disguised as legitimate traffic at the application level, and using increasingly convincing phishing emails to trick users into giving access to restricted systems. The growth in ransomware attacks has made headline news and caused significant disruption to some of our corporate customers, but we have so far managed to avoid such consequences. Our incident management teams are gaining experience from these events and applying lessons learned to improve our responses. We’re also helping customers by sharing this expertise.

Major corporates have continued to fall victim to cyberattack, with a number of high-profile incidents occurring in 2018/19. Also of particular significance this year was the EU General Data Protection Regulation (EU GDPR) coming into force on 25 May 2018, which could be relevant to this risk where a cyber-attack also results in a data breach.

Supplier Risk

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

Our dealings with suppliers follow our trading and ethical policies, from the way we choose them to the contracts we sign and how we pay them.

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

If any link in our supply chain falls foul of the law, or fails to meet our ethical expectations, that could damage our reputation – possibly leading to legal action, fines and lost revenue.

If we don’t meet the expectations of regulators that govern us and the data we manage, it could result in significant penalties. In the case of EU General Data Protection Regulation 2018, this could amount to 4% of our global annual turnover.

What’s changed over the last year?

We dedicate time to assessing emerging geopolitical threats and the impact they could have on our supply chain. These include the impacts of the UK vote to leave the EU, which has required extensive preparation on our part to understand our suppliers’ readiness and the impact the availability of goods and services. Other impacts of supplier risk include the threat of modern slavery and human trafficking; and the growing threat of cyber-attacks on our systems and networks where our suppliers represent a source of vulnerability.

We continue to monitor the trend for mergers and acquisitions in some of the global markets we do business in. It highlights the risk of us becoming too dependent on single or monopolistic suppliers. We also try to make sure that suppliers do not become too dependent on us. Both scenarios are unhealthy for our business.

With EU GDPR coming into force, we worked closely with our suppliers through the year to help protect our people and customers and incorporate privacy-by-design and default into the products and services they supply us. More broadly, we have also started work to establish a new centralised third-party risk and control capability.

Over the course of the year there has been significant geo-political focus on Huawei, one of our major suppliers whose products include mobile handsets and also equipment for both current networks and for future 5G networks. On 15 May 2019, the U.S. government issued an Executive Order relating to the information and communications technology and services supply chain, which allows for the prohibition of certain transactions that pose a risk to U.S. national security. On 16 May 2019, the U.S. Department of Commerce amended its Entity List of restricted persons to include a number of Huawei entities. Certain transactions with the listed Huawei entities of any item subject to the Export Administration Regulations now require prior licensing. On 20 May 2019, the Department of Commerce issued a Temporary General License allowing specified activities for a period of 90 days. We have been closely monitoring these developments and will continue to do so as governments determine their future policies. In December 2018 we announced that in line with our long-standing network architecture principles around the use of Huawei, we will replace the current Huawei 4G core (inherited through the EE acquisition). This will be implemented as we move to a future new and combined 4G/5G core.

Colleague Engagement

Our people are central to everything we do and a vital part of our ambition to deliver a great customer experience and sustainable, profitable revenue growth. Our people strategy supports this ambition by creating an inclusive and enjoyable workplace so that our people can thrive as part of a dynamic business. Great employee engagement is necessary to ensure we meet our strategic aims.

Potential impact

We need to transform our business while also continuing to recruit, retain and engage our workforce to deliver a great customer experience and grow the business. An adverse reaction to change could impact talent retention resulting in a loss of critical skills and greater need for external recruitment, which would add cost to the business. Poor engagement also raises the risk of general industrial unrest and action, which in turn could cause disruption to our operations and the services that we provide to our customers.

What’s changed over the last year?

We’ve worked constructively with our unions this year to agree a number of transformation initiatives, including changes to our defined benefit pension scheme and the TUPE transfer of our people into Openreach Limited. As we create a simpler business, we’re also working closely with them to roll out a new people framework defining job families and career levels for our people.

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

As we describe elsewhere, we’ve been working hard on improving our customers’ experiences. If our transformation programmes do not deliver their intended customer benefits, or divert colleagues’ attention away from serving our customers, then we may suffer a reduction in the quality of the service we provide, and as a result incur customer churn and even financial penalties in some cases.

There is also a risk that we could overspend on the change programme itself.

What’s changed over the last year?

Over the past year, we have progressed delivery of our BT transformation plan and reorganising our business, including establishing a new people framework for our management grades. Work has continued delivering a new Digital Global Services with a new organisational structure. We have also completed the integration of our Business and Public Sector and Wholesale and Ventures units into a single new Enterprise unit.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

Background

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the Government sold all of its shareholding in British Telecommunications plc in three public offerings. The principal laws and legislation under which British Telecommunications plc operates is the Companies Act 2006, as amended, and regulations made under it. Its registered office address is 81 Newgate Street, London EC1A 7AJ and its telephone number is 020 7356 5000 (from within the United Kingdom) and +44 1793 596 931 (from outside the United Kingdom).

Following the demerger of mmO2 from BT in November 2001, the continuing activities of BT were transferred to BT Group plc.

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York Stock Exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. The company changed its name to BT Group plc on 11 September 2001.

The information set forth under the headings:

•	“About BT” on page 2;

•	“Our customer-facing units” on page 3;

•	“Our corporate units” on page 3;

•	“Group performance — Capital expenditure” on page 32; and

•	“Report of the directors statutory information — Capital management and funding policy” on page 47 of the Annual Report 2019 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“About BT” on page 2;

•	“Our customer-facing units” on page 3;

•	“Our corporate units” on page 3;

•	“Market context” on page 4;

•	“Our business model” on page 8;

•	“Our strategy” on page 10;

•	“Strategic progress — Delivering a differentiated customer experience” on page 12;

•	“Strategic progress — Building the best converged network” on page 14;

•	“Strategic progress — Creating a simplified, leaner and more agile business” on page 16;

•	“Our stakeholders” on page 18;

•	“Our performance as a sustainable and responsible business” on page 28;

•	“Report of the directors statutory information” on page 47;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 73;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 79; and

•	“ Cautionary statement regarding forward-looking statements” on page 157 of the Annual Report 2019 is incorporated herein by reference.

Further note on certain activities

In addition, under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13 (r) to the Securities Exchange Act of 1934, we are required to disclose whether BT or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the US by non-US entities and even when they were conducted in compliance with applicable law.

During 2018/19, certain of the group’s non-US subsidiaries or other non-US entities conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions. These activities, which generally relate to the provision of communications services to embassies and diplomatic missions of US-allied governments, other Communication Providers, news organisations, multinational corporations and other customers that require global communications connectivity, are insignificant to the group’s financial condition and results of operations.

BT has a contract in place with Telecommunication Infrastructure Company (TIC), to make and receive voice calls from Iran to the UK.

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

BT’s subsidiary, EE (the acquisition of which was completed on 29 January 2016), has in place roaming partner agreements with Mobile Company of Iran (MCI), and Taliya Company (also known as Rafsanjan Industrial Complex). These bilateral agreements allow the transmission of mobile calls. There has been no traffic with Taliya in 2018/19. The value of the gross revenue to EE under these contracts is less than £25,000, although no payments have been made or received in 2018/19.

4.C Organizational structure

The information set forth under the headings:

•	“About BT” on page 2;

•	“Our customer-facing units” on page 3;

•	“Our corporate units” on page 3;

•	“Our business model” on page 8; and

•	“Related undertakings” on page 148

of the Annual Report 2019 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Networks and physical assets” on page 8;

•	“Strategic progress — Creating a simplified, leaner and more agile business” on page 16; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 90 of the Annual Report 2019 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2019.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Our customer-facing units” on page 3;

•	“Our corporate units” on page 3;

•	“Strategic progress — Delivering a differentiated customer experience” on page 12;

•	“Strategic progress — Building the best converged network” on page 14;

•	“Strategic progress — Creating a simplified, leaner and more agile business” on page 16;

•	“Our stakeholders” on page 18;

•	“Our key performance indicators” on page 26;

•	“Our performance as a sustainable and responsible business” on page 28;

•	“Group performance” on page 30;

•	“Alternative performance measures” on page 156; and

•	“Cautionary statement regarding forward-looking statements” on page 157 of the Annual Report 2019 is incorporated herein by reference.

5.B Liquidity and capital resources

The information set forth under the headings:

•	“Group performance” on page 30;

•	“Cautionary statement regarding forward-looking statements” on page 157;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 110;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 113; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 122 of the Annual Report 2019 is incorporated herein by reference.

5.C Research and development, patents and licenses

Our research programmes are carefully designed to support the strategic aims of the whole of BT’s business and, even more importantly, to deliver the absolute best for our customers.

We work with the very best technologists from all over the world, drawing research & technologies from partnerships with universities and academia, start-ups, strategic partners, Government bodies, other telcos and key customers. We apply our own deep research skills & expertise, combined with our business and market know-how, to deliver innovative solutions that better serve our customers.

Key areas of focus include the pioneering work we are driving with partners and standards bodies, in network technologies to enable our customers to get the data speeds they need at a competitive cost.

Then there’s our business and operational transformation research programmes. These have led us to transform the way we serve our customers and manage our networks.

Our industry-shaping research into the critical technologies of our time – ranging from security, cloud computing, the Internet of Things to mobility, TV & content and big data – is pioneering new products and services across BT Group.

Converged network research

The ability to provide world-class connectivity across converged networks is an absolute priority for BT. That’s why our research mission is to accelerate the adoption of converged networks. We are exploring the possibilities of virtualised environments such as cloud-centric networks and IT convergence and expanding the reach and coverage of our fixed and mobile networks into rural areas.

In particular, for connected cars and trains we are researching how 5G network slicing could help deliver dedicated, low-latency networks which are essential for the large-scale introduction of safe and secure connected vehicles.

And because 5G will be based on virtualised infrastructures, we are carrying out a broad spectrum of research initiatives looking at programmable networking and software-defined networks (SDN) and network functions virtualisations (NVF) and how they can empower our customers.

AI, Big Data

Our aim is to help the company become more efficient in the way we use data and information to manage our business and deliver products and services to our customers. We want to better understand how to store data and how to harvest the vast quantities of information being collected. Using analytics and data science, we are also exploring how artificial intelligence (AI) can analyse data to help us better predict future trends.

Cybersecurity

In cybersecurity we are investing heavily in research and development to come up with robust solutions that secure our networks and help our customers do the same.

The research we do is focused on three main areas with the first of these being prevention, working on building systems and virtual environments like cloud or IoT networks that are intrinsically very hard to break into.

Another key area for us is detection and prediction, where AI, machine learning and big data analysis can help us to create sophisticated network ‘alarm systems’ that find anomalies and react to them or to predict threats before they happen. We are also researching interactive visualisation technologies that allow humans to assess, review and take the necessary action in a way that’s innovative.

Innovations like automatic system patching or disruptive technologies like blockchain can help speed up response times to help reduce or eliminate threats – and we’re exploring both.

Connected Entertainment

We want to make sure our customers get the same viewing experience regardless of location, the network they are using or however they choose to watch that content. That’s why, right now we are exploring areas such as low latency, single content architectures and 5G network slicing. These are the technologies that will pave the way for true, near real-time multi-screen viewing experiences. We are also carrying out research into High Dynamic Range (HDR) TV, working closely with BT Sport.

This year we invested £643m (2017/18: £632m) in innovation over the last decade we’ve been one of the largest investors in innovation in the UK, and globally in the telecoms sector. We have a portfolio of more than 5,000 patents and applications, with 106 patents for inventions filed in 2018/19.

The information set forth under the headings:

•

“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies that apply to the overall financial statements — Research and development” on page 71; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 79 of the Annual Report 2019 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Group performance” on page 30; and

•	“Cautionary statement regarding forward-looking statements” on page 157 of the Annual Report 2019 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Report of the directors statutory information — Off-balance sheet arrangements” on page 48 of the Annual Report 2019 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Group performance — Contractual obligations and commitments” on page 33 of the Annual Report 2019 is incorporated herein by reference.

5.G Safe harbor

The information set forth under the heading “Cautionary statement regarding forward-looking statements” on page 157 of the Annual Report 2019 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.A of the BT Group plc 2019 Form 20-F which is incorporated into this annual report by reference.

6.B Compensation

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.B of the BT Group plc 2019 Form 20-F which is incorporated into this annual report by reference.

6.C Board practices

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.C of the BT Group plc 2019 Form 20-F which is incorporated into this annual report by reference.

6.D Employees

The information set forth under the headings:

•	“People” on page 18; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 80 of the Annual Report 2019 is incorporated herein by reference.

6.E Share ownership

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 6.E of the BT Group plc 2019 Form 20-F which is incorporated into this annual report by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 7.A of the BT Group plc 2019 Form 20-F which is incorporated into this annual report by reference.

7.B Related party transactions

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 122 of the Annual Report 2019 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“Report of the directors statutory information — Legal proceedings” on page 48; and

•	“Group performance — Dividends” on page 32

of the Annual Report 2019 is incorporated herein by reference.

8.B Significant changes

The information set forth under the heading “Report of the directors statutory information — Going concern” on page 48 of the Annual Report 2019 is incorporated herein by reference.

Since the date of the annual consolidated financial statements included in this Form 20-F, which are dated May 29, 2019, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

9A. Offer and listing details

Not applicable

9B. Plan of distribution

Not applicable

9C. Markets

Not applicable

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable

10.B Memorandum and Articles of Association

Articles of Association (Articles)

The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. A ‘holder of shares’ and a ’shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (ie uncertificated) form in CREST (the electronic settlement system in the UK).

BT adopted new Articles of Association with effect from July 2015, to provide additional flexibility for BT when trying to trace shareholders and to amend the provisions in line with the UK Corporate Governance code by providing for automatic retirement of all the directors at each AGM.

(a) Voting rights

Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

No person is, unless the Board decides otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice.

These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i)     with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class; or

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

(c) Changes in capital

The company may by ordinary resolution:

(i)     divide all or any of its share capital into shares with a smaller nominal value; and

(ii)     consolidate and divide all or part of its share capital into shares of a larger nominal value.

The company may also:

(i)     buy back its own shares; and

(ii)     by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends

The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the Board considers that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company.

(e) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of a special resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

(f) Transfer of shares

Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

The Board may refuse to register any transfer of any share held in certificated form:

(i)     which is in favour of more than four joint holders; or

(ii) unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it: the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred giving reasons for its decision. This must be done as soon as possible and no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

(g) Untraced shareholders

The company may sell any shares if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been cashed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. BT must take all reasonable steps in the circumstances, to trace shareholders. This can include engaging an asset reunification company or other tracing agent to search for shareholders who have not kept their details up-to date, or taking any other steps the company considers appropriate. Shareholders whose shares are sold following this process will not be able to claim the proceeds of the sale. BT will be able to use the proceeds in any way the Board from time to time thinks fit.

(h) General meetings of shareholders

Every year the company must hold an annual general meeting. The Board can call a general meeting at any time and, under general law, must call one on a shareholders’ requisition. At least 21 clear days’ written notice must be given for every annual general meeting. For every other general meeting, at least 14 clear days’ written notice must be given. The Board can specify in the notice of meeting a time by which a person must be entered on the register of shareholders in order to have the right to attend or vote at the meeting. The time specified must not be more than 48 hours before the time fixed for the meeting.

(i) Limitations on rights of non-resident or foreign shareholders

The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors

Directors’ remuneration

Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £65,000 a year and increasing by the percentage increase of the retail prices index (as defined by section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra fees to a director who: holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.

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

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).

If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:

(i) in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(ii) in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;

(iii) which involves: the giving of any security, guarantee or indemnity to the director or any other person for money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

(iv) where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or    purchase to which the director is or may be entitled to participate as a holder of BT securities; or where the director will be involved in the underwriting or sub-underwriting;

(v) relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company – these rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;

(vi) relating to an arrangement for the benefit of BT employees or former BT employees or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;

(vii) relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;

(viii) relating to the giving of indemnities in favour of directors;

(ix) relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and

(x) in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.

Subject to the relevant legislation, the shareholders can, by passing an ordinary resolution, ratify any particular contract carried out in breach of those provisions.

Directors’ appointment and retirement

Under BT’s Articles there must be at least two directors, who manage the business of the company. The shareholders can vary this minimum and/or decide a maximum by ordinary resolution. The Board and the shareholders (by ordinary resolution) may appoint a person who is willing to be elected as a director, either to fill a vacancy or as an additional director.

At every annual general meeting, all directors must automatically retire. A retiring director is eligible for re-election.

In addition to any power of removal under the 2006 Act, the shareholders can pass an ordinary resolution to remove a director, even though his or her time in office has not ended. They can elect a person to replace that director subject to the Articles, by passing an ordinary resolution. A person so appointed is subject to retirement by rotation when the director replaced would have been due to retire.

Directors’ borrowing powers

To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intragroup among other things, at any time does not exceed £35bn. These borrowing powers may only be varied by amending the Articles.

(k) Sinking fund, liability to further calls and change of control

BT’s shares are not subject to any sinking fund provision under the Articles or as a matter of the laws of England and Wales. No shareholder is currently liable to make additional contributions of capital in respect of BT’s ordinary shares in the future. There are no provisions in the Articles or of corporate legislation in England and Wales that would delay, defer or prevent a change of control.

(l) Disclosure of interests in shares

Under the Financial Services and Markets Act 2000 and the UK Disclosure and Transparency Rules there is a statutory obligation on a person who acquires or ceases to have a notifiable interest in the relevant share capital of a public company like BT to notify the company of that fact. The disclosure threshold is 3%. These Rules also deal with the disclosure by persons of interests in shares or debentures of companies in which they are directors and certain associated companies. Under section 793 of the 2006 Act (referred to in (a) above), BT may ascertain the persons who are or have within the last three years been interested in its shares and the nature of those interests. The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

10C. Material contracts

Not applicable

10D. Exchange controls

Limitations affecting security holders

There are no government laws, decrees, regulations, or other UK legislation which have a material effect on the import or export of capital, including the availability of cash and cash equivalents for use by the company except.

There are no limitations under UK law restricting the right of non-residents to hold or to vote shares in the company.

10E. Taxation

Not applicable

10.F Dividends and paying agents

Not applicable

10.G Statement by experts

Not applicable

10.H Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street NE, Washington, DC 20549, US.

These reports may be accessed via the SEC’s website at sec.gov.

10.I Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 113 of the Annual Report 2019 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

The information set forth under the headings:

•	“Directors’ Information” on page 46; and

•	“Report of the directors statutory information” on page 47

of the Annual Report 2019 is incorporated herein by reference.

(b) Management’s annual report on internal control over financial reporting

The information set forth under the heading “Report of the directors statutory information — Controls and procedures — Management’s report on internal control over financial reporting as of 31 March 2019” on page 49 of the Annual Report 2019 is incorporated herein by reference.

(c) Attestation report of the registered public accounting firm

The information set forth under the headings:

•	“Report of the directors statutory information — Controls and procedures — Audit of the effectiveness of internal control over financial reporting” on page 50; and

•	“Report of the Independent Registered Public Accounting Firm” on page 53 of the Annual Report 2019 is incorporated herein by reference.

(d) Changes in internal control over financial reporting

The information set forth under the headings:

•

“Report of the directors statutory information — Controls and procedures — Remediation of material weakness in relation to the calculation of our IAS19 accounting valuation of retirement benefit obligations” on page 49; and

•	“Report of the directors statutory information — Controls and procedures — Changes in internal control over financial reporting” on page 50 of the Annual Report 2019 in incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16A of the BT Group plc 2019 Form 20-F which is incorporated into this annual report by reference.

ITEM 16B. CODE OF ETHICS

Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F. See Item 16B of the BT Group plc 2019 Form 20-F which is incorporated into this annual report by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2019 is incorporated herein by reference.

16C.(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2019 is incorporated herein by reference.

16C.(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2019 is incorporated herein by reference.

16C.(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2019 is incorporated herein by reference.

16C.(e)

See Item 16F.

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 81 of the Annual Report 2019 is incorporated herein by reference.

16C.(f)

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG LLP (“KPMG”) was our auditor for the 2018/19 financial year, such appointment having been approved by shareholders at BT Group plc’s Annual General Meeting on 11 July 2018. PricewaterhouseCoopers LLP (“PwC”) was our auditor for the 2017/18 financial year and for prior financial years.

PwC and its predecessor firms were our auditors since BT listed on the London Stock Exchange in 1984 and PwC’s reappointment had not been subject to a tender until 2017 when the BT Group plc Audit & Risk Committee recommended to the Board that an audit tender process be undertaken with a view to appointing a new auditor for the financial year 2018/19. PwC advised the BT Group plc Audit & Risk Committee on 11 April 2017 that it would not participate in the tender process and so effectively indicated that it would decline to stand for re-election after the completion of the 2017/18 audit for the purposes of Item 16F(a)(1)(i) of Form 20-F. In this regard, we note that PwC would only have been permitted to serve as our auditor until the end of the 2019/20 audit due to the auditor rotation rules in the United Kingdom. In June 2017, following the conclusion of the audit tender process, we announced that the Board had approved the proposed appointment of KPMG as auditor beginning with the 2018/19 financial year, and the appointment was approved by shareholders at the BT Group plc Annual General Meeting on 11 July 2018.

PwC audited our financial statements for 2016/17 and 2017/18. None of the reports of PwC on those financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During those fiscal years there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with their reports. During such fiscal years there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F other than management concluded that there was a material weakness in internal control over financial reporting as at 31 March 2017 in respect of the Italian business, as described our Annual Report on Form 20-F for 2016/17 and 2017/18, and as at 31 March 2018 in respect of the IAS 19 accounting error, as described on page 49 of the Annual Report 2019 incorporated herein by reference.

As part of our investigation into our Italian business, in October 2016, we engaged KPMG to conduct an independent review of the accounting practices in our Italian business. The investigation, which included our own review with support and oversight from our Legal, Governance & Compliance function and Freshfields Bruckhaus Deringer, revealed inappropriate behavior in our Italian business, improper accounting practices and a complex set of improper sales, purchase, factoring and leasing transactions.

In 2017, KPMG and our internal investigation team, with support and oversight from our Legal, Governance & Compliance function and Freshfields Bruckhaus Deringer conducted an investigation of the systems and controls relating to our Italian business. This investigation resulted in the steps to improve our internal controls described in our Annual Reports on Form 20-F for 2016/17 and 2017/18.

We have provided KPMG with a copy of this disclosure in response to Item 16F and requested that KPMG provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of KPMG’s letter, dated June 5, 2019, is attached as Exhibit 15.3 to this Form 20-F.

We have provided PwC with a copy of this disclosure in response to Item 16F and requested that PwC provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of PwC’s letter, dated June 5, 2019, is attached as Exhibit 15.4 to this Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the headings:

•	“Report of Independent Registered Public Accounting Firm” on page 52;

•	“Report of Independent Registered Public Accounting Firm” on page 53; and

•	“Financial statements” on page 61

of the Annual Report 2019 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of British Telecommunications plc

Opinion on the Financial Statements

We have audited the accompanying group balance sheet of British Telecommunications plc and its subsidiaries (the “Company”) as of 31 March 2018, and the related group income statements, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 March 2018, including the related notes (collectively referred to as the “financial statements”), before the effects of the adjustments noted in the paragraph below. In our opinion, the financial statements before the effects of the adjustments noted in the paragraph below, present fairly, in all material respects, the financial position of the Company as of 31 March 2018, and the results of its operations and its cash flows for each of the two years in the period ended 31 March 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union (the 2018 financial statements before the effects of the adjustments noted in the paragraph below are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments in relation to the following:

•

retrospectively apply the transfer of the Northern Ireland Networks business between reportable segments, as described in Notes 2, 5, and 8, and retrospectively apply the reclassification of internal revenue generated by the Ventures business within the Enterprise segment, as described in Note 5; and

•	retrospectively apply the re-presentation of other operating costs as described in Note 7, and the presentation of amounts related to items designated as hedging instruments in Note 25.

Accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements before the effects of the adjustments described above based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

London, United Kingdom

23 May 2018, except for the effects of the restatement of previously issued financial statements for IAS 19 accounting valuation of retirement benefit obligations discussed in Note 1 to the financial statements, as to which the date is 19 September 2018.

We served as the Company’s auditor from 1984 to 2018.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 24, 2018

8.1	Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer

13.1	Section 906 Certification

15.1	Consent of KPMG LLP, independent registered public accounting firm

15.2*	Annual Report 2019

15.3	Letter from KPMG LLP to the U.S. Securities and Exchange Commission, dated June 5, 2019

15.4	Letter from PricewaterhouseCoopers LLP to the U.S. Securities and Exchange Commission, dated June 5, 2019

15.5	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

101	The following materials from this Form 20-F formatted in XBRL (eXtensible Business Reporting Language): (i) the Group income statement, (ii) the Group statement of comprehensive income, (iii) the Group balance sheet, (iv) the Group statement of changes in equity, (v) the Group cash flow statement and (vi) the Notes to the consolidated financial statements.

*

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2019 is not deemed to be filed as part of this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH TELECOMMUNICATIONS plc

By:	/s/ Simon Lowth
Name:	Simon Lowth
Title:	Principal Financial Officer

Date: June 5, 2019